PARKER HANNIFIN ANNUAL REPORT 2025



ENGINEERING **YOUR** SUCCESS.

Enabling Engineering Breakthroughs that Lead to a Better Tomorrow

Letter to Shareholders

Parker delivered another year of outstanding performance in fiscal 2025, building on a consistent record of strong results and overcoming dynamic changes in our global markets. Our ability to make continued progress toward our fiscal 2029 financial targets is a testament to the resilience of our business. The transformation of our portfolio through strategic acquisitions over several years, the commitment of our global team to make continuous improvements, and the power of our business system, The Win Strategy™, have combined to create a company capable of delivering shareholder value consistently through business cycles.

Looking ahead, we have strategically aligned our people, products and processes to best fit the growth trajectories of our key markets. Parker's interconnected technology portfolio is aligned to the needs of our customers across six market verticals with opportunities for accelerated growth fueled by secular trends. As we take a moment to celebrate what we have accomplished, we also look forward to a bright future.

THROUGH-CYCLE RESILIENCE

The outstanding performance we delivered in a challenging macro environment during fiscal 2025 reflects Parker's ongoing transformation.

- Net sales were $19.85 billion, representing organic sales growth of 1.3% from fiscal 2024.
- Segment operating margin increased 150 basis points to 23.0% as reported, or a record 26.1% adjusted, a 120-basis point improvement from the prior year.
- EBITDA margin was 27.3% as reported, a 210-basis point improvement year-over-year, or 26.4% on an adjusted basis, an increase of 80 basis points.
- Net income increased 24% to $3.5 billion, or $3.6 billion adjusted, an increase of 7%.
- Earnings per share were $27.12 as reported, an increase of 24%. Adjusted earnings per share increased 7% to a record $27.33.
- Cash flow from operations increased 12% to a record $3.8 billion, or 19.0% of sales.
- Through balanced capital deployment, we increased our quarterly cash dividend 10%, reduced debt by $1.3 billion, repurchased $1.6 billion of shares and announced an agreement to buy Curtis Instruments, Inc. for approximately $1.0 billion, expanding our electrification offering. In fiscal 2025, we also completed non-core divestitures for proceeds of approximately $0.6 billion.

This year we built on our already strong track record as great generators and deployers of cash to compound returns and drive significant shareholder value. In fiscal 2026, we look forward to another excellent year powered by our people and our business system, The Win Strategy.



Todd Leombruno, Executive Vice President and Chief Financial Officer
Jenny Parmentier, Chairman of the Board and Chief Executive Officer
Andy Ross, President and Chief Operating Officer

This Annual Report contains non-GAAP financial information that has been reconciled to comparable GAAP measures immediately following the Form 10-K.

NEXT LEVEL OF PERFORMANCE

Our technology portfolio is designed to create growth through a combination of incremental upgrades to our proven solutions, focused innovation, and acquisitions that add complementary products for a more complete offering. In parallel, our commitment to operational excellence and continuous improvement enables us to provide a premier experience for our customers. The convergence of these factors creates opportunities to take Parker's performance to a new level.

Accelerating Growth

The doubling of Parker's aerospace, engineered materials and filtration businesses through acquisitions has boosted our long-cycle exposure and allowed us to deliver record performance and exceptional shareholder returns. As softness in industrial markets continued to weigh on organic growth, our fiscal 2025 results demonstrate the impacts of Parker's ongoing transformation during a year that would likely have yielded a very different outcome in the past.

Building on that momentum, we expect to continue Parker's positive growth trajectory on the strength of our business system and unmatched technology portfolio.

Trusted Roadmap

For decades, The Win Strategy has been key to our continued success. It unlocks the benefits of a decentralized structure by enabling our businesses and people to utilize proven strategies and resources to improve performance, while maintaining the advantages of a premier global operation. At our business system's core, tools such as Strategic Positioning help our divisions better define their path to success in competitive markets, while linking their individual strategies to enterprise-wide objectives.

The Win Strategy also creates opportunities to spur growth and improve customer experience. Our distribution network allows us to serve small and mid-size OEMs and the aftermarket. This network gives our customers access to the full breadth of our interconnected technology portfolio and technical expertise from thousands of Parker distributor locations worldwide.

We expect our reshaped incentive plans to focus our team members on profitable growth. Our Annual Cash Incentive Plan (ACIP) is now anchored in performance metrics that align with creating shareholder value by incentivizing growth in earnings, revenue and cash flow. Strengthening the connection between individual contributions and short-term business targets has helped our team members better appreciate the impact they can have on Parker's overall performance.

Market-Driven Innovation

With roughly two-thirds of our revenue coming from customers who buy four or more Parker technologies, the interconnectivity of our products and systems is a key competitive advantage.

The ability to support our customers with comprehensive solutions stems from a highly focused and market-driven approach to innovation. We form deep relationships with our customers and collaborate by listening and leaning on our application engineering and technical expertise to address their most pressing challenges. Our Simple by Design™ framework then reduces design and manufacturing complexity so we can provide valuable solutions more efficiently.

Technology Integration

Strategic acquisitions have further strengthened our technology portfolio. Just as the addition of Meggitt helped elevate us as a critical supplier to OEMs building next-generation aircraft, our filtration and engineered materials businesses demonstrated growth following successful integrations that have led to a more complete offering.

These experiences have sharpened our skills as a successful integrator and underlined the viability of strategic acquisitions as a key to accelerate growth. We have found success in taking a disciplined approach that balances cultural alignment and technology with the creation of shareholder value.

In June 2025, we announced an agreement to acquire Curtis Instruments, Inc. The addition of Curtis will add a full suite of control solutions to complement our technologies for heavy-duty electric and hybrid mobile equipment. The deal will also expand Parker's electrification capabilities in our key in-plant and industrial equipment, and off-highway market verticals.

Portfolio reshaping will continue to play an important role in creating opportunities for margin-accretive performance and growth in key market verticals.

From actions we have taken to strategically shape our technology portfolio over recent years, Parker is better equipped to support our customers as they make ongoing investments in aerospace and defense, infrastructure, electrification, digitalization and clean technologies, creating growth opportunities that Parker is ideally positioned to capture.

Margin Expansion

The outstanding margin performance we delivered this year is a testament to our business system and the team members who focus on its execution.

All our reported businesses achieved substantial margin growth in fiscal 2025. We continue to see opportunities to expand margins and expect to achieve our fiscal 2029 financial targets. We are focused on continuously improving our operations and driving a better experience for our customers.

Operational Excellence

A commitment to operational excellence is deeply embedded in Parker's culture and always starts with safety. We have reduced our recordable incident rate by more than 50% since fiscal 2019, ranking Parker's safety performance in the top quartile among peer companies. From Parker leaders to the newest members of our team, we all share responsibility for protecting one another. Our aspiration is to be the safest industrial company in the world.

Parker has been fortunate to collaborate with suppliers that share our commitment to exceptional quality and reliability. Our local-for-local approach, where we manufacture in

the region, for the region, and dual source critical components, reflects Parker's commitment to help our customers grow with service that meets their expectations no matter where or when they need it.

We are building an even more agile and secure supply chain with digital tools such as AI forecasting and predictive analytics. We are also integrating advanced robotics to improve productivity through the automation of processes. The data flowing through our operations enables more insightful decisions about purchasing and inventory, helping us better align our manufacturing capacity and output with changes in global demand.

Executing our Zero Defects strategy is also among our chief operational priorities. Team member-led Kaizen workshops designed to enact rapid process improvements, in tandem with the adoption of new manufacturing technologies that support consistency at scale, have become part of Parker's culture.

Supporting our customers with world-class solutions and service is foundational to our continued growth. The ongoing enhancement of our supply chain and operations is an investment in Parker's future success.

TRANSFORMING OUR FUTURE

Parker's strong performance in fiscal 2025 closes the year with great momentum. We are forecasting another excellent year ahead, which would keep us on track to achieving our fiscal 2029 financial targets.

Our transformation has created a leaner, more efficient Parker that is

operating like never before. Our priority is continued growth and with our global teams in alignment, we are taking clear action to take Parker's performance to the next level.

We expect Aerospace will remain our fastest growing business in the years ahead, and a return to a positive growth environment in our Industrial businesses will continue to generate value for our shareholders. Parker's strong cash flow also provides substantial capital deployment optionality to drive shareholder returns. We will continue to prioritize our long running dividend increase record, investing in the business through capital expenditures, M&A to strengthen our portfolio and drive growth and margin expansion, and maintaining a strong balance sheet.

We are grateful for the backing of our dedicated team members and the steady confidence of our shareholders, and we thank you for being part of the journey.

Sincerely,

Jennifer A. Parmentier
Chairman of the Board and Chief Executive Officer

Andrew D. Ross
President and Chief Operating Officer

Todd M. Leombruno
Executive Vice President and Chief Financial Officer

September 2025

With Appreciation

Executive Management Retirements



Joachim Guhe

Mr. Guhe was President – Europe, Middle East and Africa (EMEA) from 2013 to 2025. He joined Parker in 1993 as a Product Cost Accountant and progressed through increasingly senior roles across several operating Groups. In his role as EMEA President, Mr. Guhe introduced a new structure to the regional sales organization, positioning EMEA for sustained success and future growth with key OEMs and distributors. His dedication to supporting our customers and achieving operational excellence has been an inspiration. His deep commitment to talent development and nurturing leaders at all levels will benefit Parker for many years to come.



Robert W. Malone

Mr. Malone was Vice President and President – Filtration Group from 2014 to 2025. He led Parker's Filtration Group through a period of significant growth and transformation and was a strong advocate for using The Win Strategy™ to optimize the performance of the Group. He also led the successful integration of CLARCOR, which was acquired in 2017, and at the time was Parker's largest acquisition, doubling the size of the Filtration Group. He will be remembered for his transformational leadership and being a strong advocate for reinforcing the Parker culture.

Board of Directors Retirement



Åke Svensson

Mr. Svensson, retired Chairman of Swedavia AB and former Chief Executive Officer and President of Saab AB, served on Parker's Board for 14 years. He provided meaningful leadership and strategic guidance through his significant experience in international markets and trade, corporate strategy and culture, product innovation and technology, capital allocation, and financial and operational risk management, helping to ensure strong governance, oversight, and shareholder value creation during his tenure as a Director.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File No. 1-4982

PARKER-HANNIFIN CORPORATION

(Exact name of registrant as specified in its charter)

Ohio	**34-0451060**
(State or other jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
6035 Parkland Boulevard, Cleveland, Ohio	**44124-4141**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **(216) 896-3000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
Common Shares, $.50 par value	PH	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller Reporting Company	☐
Emerging Growth Company	☐		

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the outstanding common stock held by non-affiliates of the Registrant as of December 31, 2024: $81,765,915,350.

The number of Common Shares outstanding on July 31, 2025 was 126,682,154.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement for the Company's 2025 Annual Meeting of Shareholders, to be held on October 22, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

PART I

Item 1.   Business   2
Item 1A.   Risk Factors   8
Item 1B.   Unresolved Staff Comments   15
Item 1C.   Cybersecurity   15
Item 2.   Properties   16
Item 3.   Legal Proceedings   16
Item 4.   Mine Safety Disclosures   16

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of   17
                  Equity Securities
Item 6.   [Reserved]   17
Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations   18
Item 7A.   Quantitative and Qualitative Disclosures About Market Risk   29
Item 8.   Financial Statements and Supplementary Data   30
Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure   66
Item 9A.   Controls and Procedures   66
Item 9B.   Other Information   66
Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections   66

PART III

Item 10.   Directors, Executive Officers and Corporate Governance   66
Item 11.   Executive Compensation   67
Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder   67
                  Matters
Item 13.   Certain Relationships and Related Transactions, and Director Independence   67
Item 14.   Principal Accountant Fees and Services   67

PART IV

Item 15.   Exhibits and Financial Statement Schedules   68

Signatures   74

PARKER-HANNIFIN CORPORATION

FORM 10-K

Fiscal Year Ended June 30, 2025

PART I

ITEM 1. Business

Parker-Hannifin Corporation was incorporated in Ohio in 1938. As used in this Annual Report on Form 10-K, unless the context otherwise requires, the terms "Company", "Parker", "we" or "us" refer to Parker-Hannifin Corporation and its subsidiaries, and the term "year" and references to specific years refer to the applicable fiscal year.

Parker is a global leader in motion and control technologies. Leveraging a unique combination of interconnected technologies, we design, manufacture, and provide aftermarket support for highly engineered solutions that create value for customers primarily in aerospace & defense, in-plant & industrial equipment, transportation, off-highway, energy, and HVAC & refrigeration markets around the world.

Parker values having a decentralized operating structure that fosters deeper connections with our customers and greater engagement among our team members. To align our operations and achieve our goal of top quartile performance, we deploy our business system, The Win Strategy^{TM}, which establishes goals and strategies for engaged people, customer experience, profitable growth and financial performance. Underpinning this business system is our culture of safety, collaboration, continuous improvement, and team-based problem solving. Together our goals, strategies, and culture help us to fulfill our purpose: Enabling Engineering Breakthroughs that Lead to a Better Tomorrow. We credit the Win Strategy with leading Parker through a period of sustained operational excellence and transformation and believe it is the foundation for achieving our future goals.

Our investor relations website address is investors.parker.com. We make available free of charge on or through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after filing or furnishing those reports electronically with the Securities and Exchange Commission. The information contained on or accessible through our website is not part of this Annual Report on Form 10-K.

Our Board of Directors has adopted a written charter for each of its committees. These charters, as well as our Global Code of Business Conduct, Corporate Governance Guidelines and Independence Standards for Directors, are posted and available on our investor relations website under the Governance page. Shareholders may request copies of these corporate governance documents, free of charge, by writing to our principal executive offices located at Parker-Hannifin Corporation, 6035 Parkland Boulevard, Cleveland, Ohio 44124-4141, Attention: Secretary, or by calling (216) 896-3000.

Markets

Our interconnected technologies and solutions provide value for customers across our market verticals including aerospace & defense, in-plant & industrial equipment, transportation, off-highway, energy, and HVAC and refrigeration. We serve several hundred thousand OEM and distribution customer locations.

Reportable Segments

We have two reportable segments: Diversified Industrial and Aerospace Systems. Of the Company's $19.9 billion in net sales for fiscal year 2025, Diversified Industrial Segment products accounted for 69 percent and Aerospace Systems Segment products accounted for 31 percent.

Diversified Industrial Segment. Our Diversified Industrial Segment, which is an aggregation of several business units, sells highly engineered differentiated products to both original equipment manufacturers ("OEMs") and distributors who serve the aftermarket replacement markets. The major market verticals served by our Diversified Industrial Segment are listed below:

- Aerospace & Defense
- In-plant & Industrial Equipment
- Transportation

- Off-highway
- Energy
- HVAC & Refrigeration

Aerospace Systems Segment. Our Aerospace Systems Segment sells highly engineered, differentiated airframe and engine components and systems to OEMs and aftermarket parts and maintenance directly to end users primarily in the commercial aerospace and defense market verticals. The major market platforms served by our Aerospace Systems Segment are listed below:

- Commercial Transport
- Defense Fixed Wing
- Business Jets

- Regional Transport
- Helicopters
- Energy

Principal Products and Methods of Distribution

We offer hundreds of thousands of individual part numbers, and no single product contributed more than one percent to our total net sales for the year ended June 30, 2025. Listed below are some of our principal products.

Diversified Industrial Segment. Our Diversified Industrial Segment products consist of a broad range of motion-control systems and components, which are described below:

- Active & Passive Vibration Control
- Coatings
- Cryogenic Valves & Fittings
- Elastomeric, Fabric Reinforced, Metal, & Precision Cut Seals
- Electric & Hydraulic Pumps & Motors
- Electric & Hydraulic Valves
- Electromagnetic Interface Shielding
- Electromechanical & Hydraulic Actuators
- Electronics, Drives & Controllers
- Engine Filtration Solutions
- Fluid Condition Monitoring
- Fluid Conveyance Hose & Tubing
- High Pressure Connectors, Fittings, Valves & Regulators
- High Purity Fittings, Valves & Regulators

- High Purity Sealing
- High Temperature Sealing
- HVAC/R Controls & Monitoring
- Hydrogen & Natural Gas Filters
- Industrial Air & Gas Filtration
- Miniature Pumps & Valves
- Pneumatic Actuators, Regulators & Valves
- Power Take Offs
- Process Filtration Solutions
- Rubber to Substrate Adhesives
- Sensors & Diagnostics
- Structural Adhesives
- Thermal Management

Diversified Industrial Segment products include standard products, as well as custom products which are engineered and produced to OEM specifications for application to particular end products. Standard and custom products are also used in the replacement of original products. We market our Diversified Industrial Segment products primarily through field sales employees and independent distributors located throughout the world.

Aerospace Systems Segment. Our Aerospace Systems Segment products are used in commercial and defense airframe and engine programs and include:

- Avionics
- Electric & Hydraulic Braking Systems
- Electric Power
- Electromechanical Actuators
- Engine Exhaust Systems & Components
- Fire Detection & Suppression
- Flight Control Systems
- Fluid Conveyance

- Fuel Systems & Components
- Fuel Tank Inerting Systems
- Hydraulic Pumps & Motors
- Hydraulic Valves & Actuators
- Pneumatics
- Seals
- Sensors
- Thermal Management

We market our Aerospace Systems Segment products through our regional sales organizations, which sell directly to OEMs and end users throughout the world.

Competition

Parker operates in highly competitive markets and industries. We offer our products over numerous, varied markets through our divisions operating in 43 countries. Our global scope means that we have hundreds of competitors across our various markets and product offerings. Our competitors include U.S. and non-U.S. companies. These competitors and the degree of competition vary widely by product lines, end markets, geographic scope and/or geographic locations. Although each of our segments has numerous competitors, given our market and product breadth, no single competitor competes with the Company with respect to all the products we manufacture and sell.

In the Diversified Industrial Segment, Parker competes based on product quality and innovation, customer experience, manufacturing and distribution capability, aftermarket support, and price competitiveness. We believe that we are one of the market leaders in most of the major markets for our most significant Diversified Industrial Segment products. We have comprehensive motion and control technologies allowing us to provide the broadest systems capabilities. While our primary global competitors include Bosch Rexroth AG, Danaher Corporation, Danfoss A/S, Donaldson Company, Inc., Emerson Climate Technologies, Inc., Emerson/ASCO, Festo AG & Co., Freudenberg-NOK, Gates Corporation, IMI/Norgren, SMC Corporation, Swagelok Company, and Trelleborg AB, none of these businesses compete with every group or product in our Diversified Industrial Segment.

In the Aerospace Systems Segment, we have developed relationships with key customers based on our advanced technological and engineering capabilities, performance in quality, delivery, service, and price competitiveness. This has enabled us to obtain significant original equipment business on new aircraft programs for our systems and components, as well as the follow-on repair and replacement business for these programs. Further, the Aerospace Systems Segment utilizes design and manufacturing techniques as well as best cost region and supply chain management strategies to reduce cost. Although we believe that we are one of the market leaders in most of the major markets for our most significant Aerospace Systems Segment products, primary global competitors for these products include Crane Co., Eaton Corporation plc, Honeywell International, Inc., Moog Inc., RTX Corporation, Safran S.A., Senior plc, Triumph Group, Inc., and Woodward, Inc.

Across our two segments, we believe that our broad-based portfolio of core technologies, which consist of hydraulics, pneumatics, electromechanical, filtration, fluid & gas handling, process control, engineered materials, and climate control, is a positive factor in our ability to compete effectively with both large and small competitors. We believe that the following factors also contribute to our ability to compete effectively:

- Our business system, The Win Strategy
- Technology powerhouse of interconnected solutions
- Deep partnerships with our customers to develop innovative products
- Application engineering expertise
- Global distribution network
- Decentralized operating structure

Patents, Trademarks, Trade Names, Copyrights, Trade Secrets, Licenses

We own a number of patents, trademarks, trade names, copyrights, trade secrets and licenses related to our products. We also have exclusive and non-exclusive rights to use patents, trademarks, trade names, copyrights and trade secrets owned by others. In addition, patent and trademark applications are pending, although there can be no assurance that further patents and trademarks will be issued. We do not depend on any single patent, trademark, copyright, trade secret or license or group of patents, trademarks, copyrights, trade secrets or licenses to any material extent.

Backlog and Seasonal Nature of Business

Backlog consists of written firm orders from a customer to deliver products and, in the case of blanket purchase orders, only includes the portion of the order for which a schedule or release date has been agreed to with the customer. The dollar value of backlog is equal to the amount that is expected to be billed to the customer and reported as a sale. Our backlog by business segment for the past two years is included in Part II, Item 7 of this Annual Report on Form 10-K and is incorporated herein by reference. Our backlog was $11.0 billion at June 30, 2025 and $10.9 billion at June 30, 2024. Approximately 71 percent of our backlog at June 30, 2025 is scheduled for delivery in the succeeding twelve months. Because of the breadth and global scope of our business, our overall business is generally not seasonal in nature.

Environmental Regulation

Certain of our operations require the use and handling of hazardous materials and, as a result, the Company is subject to United States federal, state, and local laws and regulations as well as non-U.S. laws and regulations designed to protect the environment and regulate the discharge of materials into the environment. These laws impose penalties, fines and other sanctions for non-compliance and liability for response costs, property damage and personal injury resulting from past and current spills, disposals or other releases of, or exposures to, hazardous materials. Among other environmental laws, we are subject to the United States federal "Superfund" law, under which we have been designated as a "potentially responsible party" and may be liable for cleanup costs associated with various waste sites, some of which are on the United States Environmental Protection Agency's Superfund priority list.

As of June 30, 2025, Parker was involved in environmental remediation and litigation at various U.S. and non-U.S. manufacturing facilities presently or formerly operated by us and as a "potentially responsible party," along with other companies, at off-site waste disposal facilities and regional sites.

We believe that our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and the consequent financial liability to the Company. Compliance with environmental laws and regulations requires continuing management efforts and expenditures by the Company. Compliance with environmental laws and regulations has not had in the past, and, we believe, will not have in the future, a material adverse effect on our capital expenditures, earnings, or competitive position.

Our reserve for environmental matters is discussed in Note 18 to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, which is incorporated herein by reference.

Government Regulation

In addition to the environmental regulations discussed above, we are subject to various federal, state, local, and foreign government regulations relating to the development, manufacture, marketing, sale and distribution of our products and services in the countries where we conduct business. Compliance with these laws and regulations often requires the dedication of time and effort of our team members, as well as financial resources. Additional information about the impact of government regulations on our business is included in "Item 1A. Risk Factors."

Energy Matters and Sources and Availability of Raw Materials

Our primary energy source for both of our business segments is electric power. While we cannot predict future costs of electric power, we manage this cost through aggregation in deregulated markets and leveraging contracts with established pricing on portions of our energy load. We are subject to governmental regulations in regard to energy supplies in the United States and elsewhere. To date, we have not experienced any significant disruptions of our operations due to energy curtailments.

We primarily use steel, brass, copper, aluminum, nickel, rubber and thermoplastic materials and chemicals as the principal raw materials in our products. We expect these materials to be available from numerous sources in quantities sufficient to meet our requirements.

Acquisitions

On September 12, 2022, the Company completed the acquisition of Meggitt plc ("Meggitt"). On June 30, 2025, the Company announced that it has agreed to acquire Curtis Instruments, Inc. from Rehlko. The pending acquisition of Curtis Instruments, Inc. and prior year acquisitions are discussed in Note 3 to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K and is incorporated herein by reference.

Human Capital Management

At Parker, we align employment levels with the global needs of our business and our customers. As of June 30, 2025, we employed approximately 57,950 persons that we refer to as "team members," of whom approximately 29,520 were employed by foreign subsidiaries.

Our talented and passionate team members are the foundation of Parker's enduring growth, bringing new ideas and perspectives to enhance our safety performance, improve productivity and inspire a diverse and inclusive culture. We see a clear path to a brighter future, and it begins with providing our people the resources that enable them to find personal and professional satisfaction in their work, responsibly move our company forward and strengthen our communities, fulfilling our purpose of *Enabling Engineering Breakthroughs that Lead to a Better Tomorrow*.

The Win Strategy™ 3.0, Purpose and Values

The Win Strategy 3.0 is Parker's business system that defines the goals and initiatives that drive growth, transformation and success. It works with our purpose, which is a foundational element of The Win Strategy, to engage team members and create responsible and sustainable growth.

The Win Strategy has four overarching goals: Engaged People, Customer Experience, Profitable Growth and Financial Performance, supported by our shared values of a Winning Culture, Passionate People, Valued Customers and Engaged Leadership. Our shared values shape our culture and our interactions with stakeholders and the communities in which we operate and live.

Safety

The safety and well-being of Parker team members is our highest priority. Our safety goal is simple: to be the safest industrial company in the world, which we define as having the lowest annual recordable incident rate among our proxy peers. In fiscal year 2025, the recordable incident rate per 100 team members was 0.27, compared to a recordable incident rate of 0.31 in fiscal year 2024. We have successfully reduced our recordable incident rate by over 50% since our fiscal year 2019.

Our safety program is anchored on a safety management system that has globally deployed procedures and work instructions, including management of incidents and near miss events. We create a culture of safety through a variety of initiatives, leadership focus, and our commitment to safety as the first stated goal of The Win Strategy.

We engage team members in improving safety performance through High Performance Teams ("HPTs"). All Parker manufacturing locations have an active, chartered Safety HPT and every value stream has a representative who is responsible for safety within their area of the business. This ownership culture at the manufacturing level is an integral component of our safety program.

Engaged People

Engagement directly influences business performance. We strongly believe in empowering our team members to think like owners and take action to improve their areas of the business. Engagement is deeply ingrained in our culture, and as an overarching goal of The Win Strategy it is key to achieving top quartile financial performance.

Parker activates engagement through our HPTs, which apply the expertise and perspective of team members who are closest to the product and customer to drive improvement throughout the company. We closely track our progress in support of a high performing work environment through our Global Engagement Survey. Our last completed survey, in fiscal year 2025, achieved a 92% response rate with an overall engagement score of 75%.

Talent Development

We have a well-defined talent development program managed through our Talent Central system, which connects all business units globally on a common platform and provides team members with visibility to skill development, career planning and learning opportunities. This shared platform is the catalyst for talent management at Parker.

Our review process enables us to assess talent globally, from early-in-career roles through senior leaders. This review facilitates the identification of key talent and allows us to build meaningful development plans and align career growth opportunities. The talent process is also supported by our Integrated Career System program which illustrates career paths for various roles and the steps to advance through the organization.

Supplementing the talent development process are Parker's learning offerings, which help team members expand their professional skills and take ownership of their learning and development. Examples of center-led programs are our annual ethics and compliance training and cyber security training that all team members are required to complete, in addition to programs for developing supervisory and leadership skills. Functional-specific programs include HPT training, lean bootcamps and kaizen event orientations. Local and regional training includes site safety, equipment safety and site quality requirements.

In addition to formal training programs, there are a host of development tools available which include mentoring relationships, coaching and feedback, job shadowing, project bubble assignments and other stretch projects.

Inclusion

An inclusive environment is a core tenet of our values and one of our key measures of success within The Win Strategy. We have an ongoing commitment to an inclusive and welcoming workplace where everyone feels valued and adds value.

One important component of Parker's inclusive workplace is the development and deployment of Business Resource Groups ("BRGs"), each of which is open to all team members. In addition to our BRGs, we have processes in place to attract and retain team members with a wide range of backgrounds, perspectives and experiences, helping to support them with career plans and experienced mentors. Our goal is to promote a strong, inclusive work environment that will provide us the best talent to further strengthen our organization for success.

Compensation and Benefits

As a global employer, we are committed to offering competitive compensation and benefits, tailored to geography, industry, experience and performance. Our programs are designed to attract team members, motivate and reward performance, drive growth and support retention. We provide benefit programs with the goal of improving physical, mental and financial wellness of our team members throughout their lifetime. Some examples include base and variable pay, health and insurance benefits, paid time off, and retirement saving plans.

Information about our Executive Officers

Our executive officers as of August 15, 2025, were as follows:

Name	Position	Officer Since[1]	Age as of 8/15/25
Jennifer A. Parmentier	Chairman of the Board and Chief Executive Officer	2015	58
Todd M. Leombruno	Executive Vice President and Chief Financial Officer	2017	55
Andrew D. Ross	President and Chief Operating Officer	2012	58
Mark J. Hart	Executive Vice President – Human Resources and External Affairs	2016	60
Rachid Bendali	Vice President and President – Engineered Materials Group	2022	48
Berend Bracht	Vice President and President – Motion Systems Group	2021	59
Mark T. Czaja	Vice President – Chief Technology and Innovation Officer	2021	63
Thomas C. Gentile	Vice President – Global Supply Chain	2017	53
Angela R. Ives	Vice President and Controller	2021	52
Matthew A. Jacobson	Vice President and President – Filtration Group	2025	46
Joseph R. Leonti	Vice President, General Counsel and Secretary	2014	53
Dinu J. Parel	Vice President – Chief Digital and Information Officer	2018	44
Jay P. Reidy	Vice President and President – Aerospace Group	2024	42
Patrick M. Scott	Vice President and President – Fluid Connectors Group	2024	47
Robert W. Malone	Vice President	2014	61

[1] Executive officers are elected by the Board of Directors to serve for a term of one year or until their respective successors are elected, except in the case of death, resignation or removal.

Ms. Parmentier has been Chairman of the Board since January 2024 and Chief Executive Officer since January 2023. Before becoming Chief Executive Officer in 2023, she was Chief Operating Officer since August 2021. She was Vice President and President of the Motion Systems Group from February 2019 to August 2021. She was Vice President and President of the Engineered Materials Group from September 2015 to February 2019. She was General Manager of the Hose Products Division from May 2014 to September 2015; and General Manager of the Sporlan Division from May 2012 to May 2014. She is also a Director of Nordson Corporation.

Mr. Leombruno has been Executive Vice President and Chief Financial Officer since January 2021. He was Vice President and Controller from July 2017 to January 2021. He was Vice President and Controller – Engineered Materials Group from January 2015 to June 2017; and Director of Investor Relations from June 2012 to December 2014. He is also a Director of The Timken Company.

Mr. Ross has been President since January 2024 and Chief Operating Officer since January 2023. He was Vice President and President of the Fluid Connectors Group from September 2015 to December 2022. He was Vice President and President of the Engineered Materials Group from July 2012 to September 2015.

Mr. Hart has been Executive Vice President - Human Resources and External Affairs since January 2016. He was Vice President - Total Rewards from August 2013 to January 2016.

Mr. Bendali has been Vice President and President of the Engineered Materials Group since August 2022. He was Vice President of Operations for the Engineered Materials Group from October 2021 to July 2022 and was General Manager of the Noise, Vibration and Harshness Division from October 2019 to September 2021. Prior to joining the Company as part of the acquisition of LORD Corporation ("Lord") in October 2019, Mr. Bendali was Vice President at LORD with responsibility for Aerospace and Defense sales, marketing and programs.

Mr. Bracht has been Vice President and President of the Motion Systems Group since August 2021. He was Vice President of Operations for the Engineered Materials Group from July 2018 to August 2021. He was President and Chief Executive Officer of Bendix Commercial Vehicle Systems LLC from 2015 to 2018. Bendix designs, develops and supplies products under the Bendix brand name for medium- and heavy-duty trucks, tractors, trailers, buses, and other commercial vehicles throughout North America. Prior to Bendix, he held several executive leadership positions during his 24-year career at Bosch Rexroth, including President and Chief Executive Officer of Bosch Rexroth Americas.

Mr. Czaja has been Vice President - Chief Technology and Innovation Officer since January 2021. He was Vice President of Technology and Innovation for the Motion Systems Group from August 2019 to December 2020; Vice President of Technology and Innovation for the Aerospace Group from August 2004 to July 2019; and Division Engineering Director from October 2000 to July 2004.

Mr. Gentile has been Vice President - Global Supply Chain since July 2017. He was General Manager of the Company's Process Filtration Division from December 2013 to July 2017 and was Vice President of Supply Chain for the Filtration Group from July 2008 to November 2013.

Ms. Ives has been Vice President and Controller since January 2021. She was Vice President, Assistant Controller from September 2020 to December 2020; Group VP Controller for the Instrumentation Group from November 2019 to August 2020; and Division Controller for the Electromechanical and Drives Division from October 2010 to October 2019.

Mr. Jacobson has been Vice President and President of the Filtration Group since July 2025. He was Vice President of Operations for the Motion Systems Group from July 2021 to June 2025 and Vice President of Supply Chain for the Motion Systems Group from June 2020 to June 2021. He held General Manager roles with the Hydraulic Pump and Power Systems Division and the Accumulator and Cooler Division from March 2013 to May 2020.

Mr. Leonti has been Vice President, General Counsel and Secretary since July 2014. He was Assistant Secretary from April 2011 to July 2014 and Associate General Counsel from January 2008 to July 2014.

Mr. Parel has been Vice President - Chief Digital and Information Officer since January 2021. He was Vice President and Chief Information Officer from October 2018 to January 2021. He was Vice President and Chief Information Officer at Dover Corporation from May 2016 through October 2018. Dover is a diversified global manufacturer that delivers equipment and components, consumable supplies, aftermarket parts, software and digital solutions and support services.

Mr. Reidy has been Vice President and President of the Aerospace Group since January 2024. He was Vice President of Operations for the Aerospace Group from December 2022 to December 2023. He held General Manager roles with the Precision Fluidics Division, the Advanced Atomization Technologies joint venture, and the Gas Turbine Fuel Systems Division from May 2017 to December 2022.

Mr. Scott has been Vice President and President of the Fluid Connectors Group since January 2024. He was Vice President of Operations for the Aerospace Group from May 2021 to December 2023 and also served as Integration Leader for Parker's acquisition of Meggitt plc. He held General Manager roles with the Gas Turbine Fuel Systems Division and the Fluid Systems Connectors Divisions from December 2015 to May 2021.

Mr. Malone has been a Vice President since December 2014 and previously also held the role of President of the Filtration Group from December 2014 to June 2025. He was Vice President of Operations for the Filtration Group from January 2013 to December 2014. He is also a Director of The Manitowoc Company, Inc.

ITEM 1A. Risk Factors

The following "risk factors" identify what we believe to be the risks that could materially adversely affect our financial and/or operational performance. These risk factors should be considered and evaluated together with information incorporated by reference or otherwise included elsewhere in this Annual Report on Form 10-K. Additional risks not currently known to the

Company or that the Company currently believes are immaterial also may impair the Company's business, financial condition, results of operations and cash flows.

Business and Operational Risks

Risks arising from uncertainty in worldwide and regional economic conditions may harm our business and make it difficult to project long-term performance.

Our business is sensitive to global macro-economic conditions. Macroeconomic downturns may have an adverse effect on our business, results of operations and financial condition, as well as our distributors, customers and suppliers, and on activity in many of the industries and markets we serve. Among the economic factors which may have such an effect are manufacturing and other end-market activity, currency exchange rates, air travel trends, difficulties entering new markets, tariffs and governmental trade and monetary policies, global pandemics, and general economic conditions such as inflation, deflation, interest rates and credit availability. These factors may, among other things, negatively impact our level of purchases, capital expenditures, and creditworthiness, as well as our distributors, customers and suppliers, and, therefore, the Company's revenues, operating profits, margins, and order rates.

We cannot predict changes in worldwide or regional economic conditions and government policies, as such conditions are highly volatile and beyond our control. In addition, our responses to mitigate the impact of these conditions, such as potential price increases, could negatively impact our market share or relationships with distributors or customers. If these conditions deteriorate or remain at depressed levels for extended periods, however, our business, results of operations and financial condition could be materially adversely affected.

As a global business, we are exposed to economic, political and other risks in different countries in which we operate, which could materially reduce our sales, profitability or cash flows, or materially increase our liabilities.

Our net sales attributable to selling locations outside of the United States were approximately 36 percent in 2025, 36 percent in 2024 and 37 percent in 2023. In addition, many of our customers, manufacturing operations and suppliers are located outside the United States. The Company expects net sales from non-U.S. markets to continue to represent a significant portion of its total net sales. Our non-U.S. operations are subject to risks in addition to those facing our domestic operations, including:

- fluctuations in currency exchange rates and/or changes in monetary policy;
- limitations on ownership and on repatriation of earnings;
- transportation delays and other supply chain disruptions;
- political, social and economic instability and disruptions, including armed conflicts;
- government embargoes, sanctions or trade restrictions, including possible further restrictions on trade and/or obstacles to conducting business in China;
- the imposition of duties and tariffs and other trade barriers;
- import and export controls;
- labor unrest and current and changing regulatory environments;
- public health crises, including pandemics;
- the potential for nationalization of enterprises;
- difficulties in staffing and managing multi-national operations;
- limitations on our ability to enforce legal rights and remedies;
- potentially adverse tax consequences, including any consequences from the One Big Beautiful Bill Act; and
- difficulties in implementing restructuring actions on a timely basis.

For example, the global nature of our business and our operations exposes us to political, economic, and other conditions in foreign countries and regions, such as the uncertainty about the future relationship between the U.S. and China, including with respect to trade policies, treaties, government regulations and tariffs. Any increased trade barriers or restrictions on global trade, including trade with China, could adversely impact our business, results of operations or financial condition.

If we are unable to successfully manage the risks associated with expanding our global business or adequately manage operational fluctuations internationally, the risks could have a material adverse effect on our business, results of operations or financial condition.

Increased cybersecurity threats and more sophisticated and targeted computer crime have posed and could continue to pose a risk to our information technology systems, and a disruption to or breach in the security of such systems, if material, could have adverse effects on our result of operations and financial condition.

We rely extensively on information technology systems to manage and operate our business, some of which are managed or accessible by third parties. The security and functionality of these information technology systems, and the processing of data by these systems, are critical to our business operations. If these systems, or any part of the systems, are damaged, intruded upon, attacked, shutdown or cease to function properly (whether by planned upgrades, force majeure, telecommunications failures, criminal acts, including hardware or software break-ins or extortion attempts, or viruses, or other cybersecurity incidents) and we suffer any resulting interruption in our ability to manage and operate our business or if our products are affected, our results of operations and financial condition could be materially adversely affected. There can be no guarantee that the actions and controls we have implemented and are implementing, or which we cause or have caused third-parties with access to our systems to implement, will be sufficient to protect and mitigate risks associated with our information technology systems. Additionally, certain of our employees working remotely at times and the increased adoption of generative artificial intelligence may increase our vulnerability to cyber and data protection risks. In addition to existing risks, any adoption or deployment of or exposure to new technologies via acquisitions or internal initiatives or changes to our information technology systems as a result of divestitures may increase our exposure to risks, breaches, or failures, which could materially adversely affect our results of operations or financial condition. Furthermore, the Company has access to sensitive, confidential, or personal data or information that is subject to privacy and security laws, regulations, or other contractually-imposed controls. Despite our use of reasonable and appropriate controls, security breaches, theft, misplaced, lost or corrupted data, programming, or employee errors and/or malfeasance have led and could in the future lead to the compromise or improper use of such sensitive, confidential, or personal data or information. Such events may result in possible negative consequences, such as fines, ransom demands, penalties, failure to comply with laws governing sensitive data, loss of reputation, intellectual property, competitiveness or customers, increased security and compliance costs or other negative consequences. Further, the amount of insurance coverage that we maintain may be inadequate to cover claims or liabilities relating to a cybersecurity incident. Depending on the nature and magnitude of these events, they may have an adverse impact on our results of operations or financial condition.

Price and supply fluctuations of the raw materials used in our production processes and by our suppliers of component parts could negatively impact our financial results.

Our supply of raw materials could be interrupted for a variety of reasons, including availability and pricing. Furthermore, changes to United States and other countries' tariff and import/export regulations have in the past and may in the future have a negative impact on the availability and pricing of raw materials. Prices for raw materials necessary for production have fluctuated significantly in the past and significant increases could adversely affect our results of operations and profit margins. Our efforts to manage these fluctuations by, among other things, passing along price increases to our customers, may be subject to a time delay between the increased raw material prices and our ability to increase the price of our products, or we may be unable to increase the prices of our products due to pricing pressure, contract terms or other factors. Any such inability to manage fluctuations could adversely impact our results of operations and cash flows.

Our suppliers of component parts may significantly and quickly increase their prices in response to increases in costs of raw materials that they use to manufacture the component parts. As a result, we may not be able to increase our prices commensurately with our increased costs. Consequently, our results of operations or financial condition could be materially adversely affected.

Our operations are subject to natural and man-made unexpected events that may increase our costs, interrupt production or our supply chain or otherwise adversely affect our business, results of operations or financial condition.

The occurrence of one or more unexpected events, including war, acts of terrorism or violence, civil unrest, fires, tornadoes, hurricanes, earthquakes, floods and other forms of severe weather in the United States or in other countries in which we operate or in which our suppliers are located could adversely affect our operations and financial performance. Natural disasters, pandemics, equipment failures, power outages or other unexpected events could result in physical damage to and complete or partial closure of one or more of our manufacturing facilities or distribution centers, temporary or long-term disruption in the supply of component products from some local and international suppliers, and disruption and delay in the transport of our products to dealers, end-users and distribution centers. Existing insurance coverage may not provide protection for all of the costs that may arise from such events. The impacts of these unexpected events are difficult to predict but could have a material adverse effect on our business, results of operations or financial condition.

Changes in the demand for and supply of our products may adversely affect our financial results, financial condition and cash flow.

Demand for and supply of our products has been and may be adversely affected by numerous factors, some of which we cannot predict or control. Such factors include:

- changes in business relationships with and purchases by or from major customers, suppliers or distributors, including delays or cancellations in shipments, disputes regarding contract terms or significant changes in financial condition, and changes in contract cost and revenue estimates for new development programs;
- changes in product mix;
- changes in the market acceptance of our products;
- increased competition in the markets we serve;
- declines in the general level of industrial production;
- weakness in the end-markets we serve;
- fluctuations in the availability or the prices of raw materials; and
- fluctuations in currency exchange rates.

If any of these factors occur, the demand for and supply of our products could suffer, which could materially adversely affect the Company's results of operations.

The development of new products and technologies requires substantial investment and is required to remain competitive in the markets we serve. If we are unable to successfully introduce new commercial products, our profitability could be adversely affected.

The markets we serve are characterized by rapidly changing technologies and frequent introductions of new products and services. Our ability to develop new products based on technological innovation can affect our competitive position and often requires the investment of significant resources. If we cannot develop, or have difficulties or delays developing new and enhanced products and services, or if we fail to gain market or regulatory acceptance of new products and technologies, our revenues may be materially reduced and our competitive position could be materially adversely affected. In addition, we may invest in research and development of products and services, or in acquisitions or other investments, that do not lead to significant revenue, which could adversely affect our profitability.

Changes in the competitive environment in which we operate may eliminate any competitive advantages that we currently have, which could adversely impact our business.

Our operations are subject to competition from a wide variety of global, regional and local competitors, which could adversely affect our results of operations by creating downward pricing pressure and/or a decline in our margins or market shares. To compete successfully, we must excel in terms of product quality and innovation, technological and engineering capability, manufacturing and distribution capability, delivery, price competitiveness, and customer experience.

We may be required to make material expenditures in order to comply with environmental laws and regulations, to address the effects of climate change and to respond to customer needs and investor expectations regarding climate-related goals, each of which may negatively impact our business.

Our operations necessitate the use and handling of hazardous materials and, as a result, subject us to various U.S. federal, state and local laws and regulations, as well as non-U.S. laws, designed to protect the environment and to regulate the discharge of materials into the environment. These laws impose penalties, fines and other sanctions for non-compliance and liability for response costs, property damages and personal injury resulting from past and current spills, disposals or other releases of, or the exposure to, hazardous materials. Among other laws, we are subject to the U.S. federal "Superfund" law, under which we have been designated as a "potentially responsible party" and may be liable for clean-up costs associated with various waste sites, some of which are on the United States Environmental Protection Agency's Superfund priority list. We could incur substantial costs as a result of non-compliance with or liability for cleanup or other costs or damages under environmental laws, including the "Superfund" law.

In addition, worldwide focus on climate change issues has led to legislative and regulatory efforts to limit greenhouse gas emissions in the United States and in other countries in which we operate. Increased regulation of greenhouse gas emissions and other climate change concerns could subject us to additional costs and restrictions, including increased energy and raw material costs. We are not able to predict how such regulations would affect our business, operations or financial results, but increased regulation could have a material adverse effect on our business, operations and financial condition.

Climate change could also present risks to our operations. Extreme weather events linked to climate change, including hurricanes, flooding, wildfires, high heat and water scarcity, among others, create physical risks to our operating locations and supply chains. Further, although we are working towards and intend to meet our goal of achieving near-total decarbonization (scope 1 and 2 emissions) within our operations by 2040, we may be required to expend significant resources to do so, which could increase our operational costs. There can be no assurance of the extent to which any of our climate-related goals will be achieved, if at all, including on the timeline expected by customers or investors, or that any future investments we make in furtherance of achieving our goals will meet customer expectations and needs, investor expectations or market standards regarding sustainability, including reducing greenhouse gas emissions. Any failure, or perceived failure, by us to achieve our climate-related goals, further our initiatives, adhere to our public statements, comply with federal, state or international climate-related laws and regulations or meet evolving and varied customer and investor expectations and standards could result in legal and regulatory proceedings against us or could cause our customers to find other suppliers, each of which could adversely affect our reputation, the market price of our common shares, our results of operations, our financial condition or our cash flows.

We operate in challenging markets for talent and may fail to attract, develop and retain key personnel.

We depend on the skills, institutional knowledge, working relationships, and continued services and contributions of key personnel, including our leadership team and others at all levels of the company, as a critical part of our human capital resources. In addition, our ability to achieve our operating and strategic goals depends on our ability to identify, hire, train and retain qualified individuals. We compete with other companies both within and outside of our industry for talented personnel in a highly competitive labor market, and we may lose key personnel or fail to attract other talented personnel or otherwise identify and retain suitable replacements. Any such loss or failure could have material adverse effects on our results of operations, financial condition and cash flows.

Strategic Transactions Risks

We are subject to risks relating to acquisitions and joint ventures, and risks relating to the integration of acquired companies.

We expect to continue our strategy of identifying and acquiring businesses with complementary products and services, and entering into joint ventures, which we believe will enhance our operations and profitability. However, there can be no assurance that we will be able to continue to find suitable businesses to purchase or joint venture opportunities, or that we will be able to acquire such businesses or enter into such joint ventures on acceptable terms. In addition, we may be unable to consummate announced pending transactions, including the Curtis Instruments, Inc. acquisition, due to an inability to obtain necessary regulatory approvals or support for otherwise suitable business targets or joint venture opportunities or otherwise, and we may be unable to obtain such regulatory approvals or support or otherwise consummate transactions on the timeline or terms that we anticipate, if at all. Furthermore, there are no assurances that we will be able to avoid acquiring or assuming unexpected liabilities. If we are unable to avoid these risks, our results of operations and financial condition could be materially adversely affected.

In addition, we may not be able to integrate successfully any businesses that we purchase into our existing business, and it is possible that any acquired businesses or joint ventures may not be profitable. We may encounter, or have encountered, the following difficulties during the integration process:

- the consequences of a change in tax treatment, including the cost of integration and compliance and the possibility that the full benefits anticipated to result from the acquisitions may not be realized;
- delays in the integration of management teams, strategies, operations, products, and services;
- differences in business backgrounds, corporate cultures, and management philosophies that may delay successful integration;
- the ability to retain key employees;
- the ability to create and enforce uniform standards, controls, procedures, policies, and information systems;
- challenges of integrating complex systems, technologies, networks, and other assets of the acquired companies in a manner that minimizes any adverse impact or disruptions to customers, suppliers, employees, and other constituencies; and
- unknown liabilities and unforeseen increased expenses or delays associated with the integration beyond current estimates.

If we are unable to avoid these risks, our results of operations and financial condition could be materially adversely affected.

Our results may be adversely affected if expanded operations from acquisitions are not effectively managed.

Our recent acquisitions have expanded, and further acquisitions and joint ventures may expand, significantly the size and complexity and reduce costs of our business. Our future success depends, in part, on the ability to manage this expanded business, which may pose or has posed substantial challenges for management, including challenges related to the management and monitoring of the expanded global operations and new manufacturing processes and products, and the associated costs and complexity. There can be no assurance of successful management of these matters or that we will realize the expected benefits of the acquisitions.

The Company may be subject to risks relating to organizational changes.

We regularly execute organizational changes such as divestitures and realignments to support our growth and cost management strategies. We also engage in initiatives aimed to increase productivity, efficiencies and cash flow and to reduce costs. The Company commits significant resources to identify, develop and retain key employees to ensure uninterrupted leadership and direction. If we are unable to successfully manage these and other organizational changes, the ability to complete such activities and realize anticipated synergies or cost savings as well as our results of operations and financial condition could be materially adversely affected. We cannot offer assurances that any of these initiatives will be beneficial to the extent anticipated, or that the estimated efficiency improvements, incremental cost savings or cash flow improvements will be realized as anticipated or at all.

Financial Risks

Increasing costs of certain employee and retiree benefits could adversely affect our liability for such benefits.

The funding requirements and the amount of expenses recorded for our defined benefit pension plans are dependent on changes in market interest rates and the value of plan assets, which are dependent on actual plan asset returns. Significant changes in market interest rates and decreases in the fair value of plan assets and investment losses on plan assets would increase funding requirements and expenses and may adversely impact our results of operations.

The Company absorbs a portion of healthcare costs for its employees. If healthcare costs rise significantly and we continue to absorb the majority of these costs, these increasing costs may adversely impact our future results of operations.

Additional liabilities relating to changes in tax rates or exposure to additional income tax liabilities could adversely impact our financial condition and cash flow.

We are subject to income taxes in the U.S. and various non-U.S. jurisdictions. Our domestic and international tax liabilities are dependent upon the location of earnings among these different jurisdictions. Our future financial condition and cash flow could be adversely affected by changes in effective tax rate as a result of changes in tax laws and judicial or regulatory interpretation thereof (including regulations and other guidance promulgated under the One Big Beautiful Bill Act), the mix of earnings in countries with differing statutory tax rates, changes in overall profitability, changes in U.S. generally accepted accounting principles ("GAAP"), or changes in the valuation of deferred tax assets. In addition, the amount of income taxes paid by the Company is subject to ongoing audits by non-U.S. and U.S. federal, state and local tax authorities. If these audits result in assessments different from estimated amounts, future financial results may include unfavorable adjustments to the Company's tax liabilities, which could have a material adverse effect on the Company's financial condition and cash flow.

Our indebtedness and restrictive covenants under our credit facilities could limit our operational and financial flexibility.

We have incurred significant indebtedness, and expect to incur additional debt for acquisitions, operations, research and development and capital expenditures, or for other reasons related to our overall capital deployment strategy. Our ability to make interest and scheduled principal payments and meet restrictive covenants could be adversely impacted by changes in the availability, terms and cost of capital, changes in interest rates or changes in our credit ratings or our outlook. These changes could increase our cost of financing and limit our debt capacity, thereby limiting our ability to pursue acquisition opportunities, react to market conditions and meet operational and capital needs, which may place us at a competitive disadvantage.

We carry goodwill on our balance sheet, which is subject to impairment testing and could subject us to significant non-cash charges to earnings in the future if impairment occurs.

We have goodwill recorded on our balance sheet. Goodwill is not amortized, but is tested for impairment annually as of January 1, in the third quarter or more often if events or changes in circumstances indicate a potential impairment may exist. Factors that could indicate that our goodwill is impaired include a decline in our stock price and market capitalization, lower than projected operating results and cash flows, and slower growth rates in our industry. Declines in our stock price, lower operating results and any decline in industry conditions in the future could increase the risk of impairment. Impairment testing incorporates our estimates of future operating results and cash flows, estimates of allocations of certain assets and cash flows among reporting units, estimates of future growth rates, and our judgment regarding the applicable discount rates used on estimated operating results and cash flows. If we determine at a future time that impairment exists, it may result in a significant non-cash charge to earnings and lower stockholders' equity.

Legal and Regulatory Risks

As a provider of products to the U.S. government, we are subject to additional risks related to future government spending as well as unusual performance conditions and enhanced compliance risks.

In addition to the risks identified herein, doing business with the U.S. government subjects us to unusual risks, including dependence on the level of government spending and compliance with and changes in governmental acquisition regulations. Agreements relating to the sale of products to government entities may be subject to termination, reduction or modification, either at the convenience of the government or for our failure to perform, or other unsatisfactory performance under the applicable contract. We are subject to government investigations of our business practices and compliance with government acquisition regulations. If the Company were charged with wrongdoing as a result of any such investigation, it could be suspended from bidding on or receiving awards of new government contracts, and we could be subject to fines or penalties associated with contract non-compliance or resulting from such investigations, which could have a material adverse effect on our results of operations.

Litigation and legal and regulatory proceedings against the Company could decrease our liquidity, impair our financial condition and adversely affect our results of operations.

From time to time, we are subject to litigation or other commercial disputes and other legal and regulatory proceedings relating to our business. Due to the inherent uncertainties of any litigation, commercial disputes or other legal or regulatory proceedings, we cannot accurately predict their ultimate outcome, including the outcome of any related appeals. An unfavorable outcome could materially adversely impact our business, financial condition and results of operations. Furthermore, as required by U.S. GAAP, we establish reserves based on our assessment of contingencies, including contingencies related to legal claims asserted against us. Subsequent developments in legal proceedings may affect our assessment and estimates of the loss contingency recorded as a reserve and require us to make payments in excess of our reserves, which could have an adverse effect on our results of operations.

We are subject to national and international laws and regulations, such as the anti-corruption laws of the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, relating to our business and our employees. Despite our policies, procedures and compliance programs, our internal controls and compliance systems may not be able to protect the Company from prohibited acts willfully committed by our employees, agents or business partners that would violate such applicable laws and regulations. Any such improper acts could damage the Company's reputation, subject us to civil or criminal judgments, fines or penalties, and could otherwise disrupt the Company's business, and as a result, could materially adversely impact our business, financial condition and results of operations.

Further, our operations are subject to certain antitrust and competition laws in the jurisdictions in which we conduct our business, in particular the United States and Europe. These laws prohibit, among other things, anticompetitive agreements and practices. If any of our commercial agreements or practices are found to violate or infringe such laws, we may be subject to civil and other penalties. We may also be subject to third-party claims for damages. Further, agreements that infringe antitrust and competition laws may be void and unenforceable, in whole or in part, or require modification in order to be lawful and enforceable. Accordingly, any violation of these laws could harm our reputation and could have a material adverse effect on our earnings, cash flows and financial condition.

Due to the nature of our business and products, we may be liable for damages based on product liability claims.

Our businesses expose us to potential product liability risks that are inherent in the design, manufacture and sale of our products and the products of third-party vendors that we use or resell. Significant product liability claims could have a material adverse effect on the Company's financial condition, liquidity and results of operations. Although we currently maintain what we believe to be suitable and adequate product liability insurance, there can be no assurance that we will be able to maintain our insurance on acceptable terms or that our insurance will provide adequate protection against all potential significant liabilities.

Failure to protect our intellectual property and know-how could reduce or eliminate any competitive advantage and reduce our sales and profitability, and the cost of protecting our intellectual property may be significant.

Protecting our intellectual property is critical to our innovation efforts. We own a number of patents, trade secrets, copyrights, trademarks, trade names and other forms of intellectual property related to our products and services throughout the world and in the operation of our business. We also have exclusive and non-exclusive rights to intellectual property owned by others. Our intellectual property may be challenged, stolen or otherwise infringed upon by third parties or we may be unable to maintain, renew or enter into new license agreements with third-party owners of intellectual property on reasonable terms. In addition, the global nature of our business increases the risk that our intellectual property may be subject to infringement, theft or other unauthorized use or disclosure by others. In some cases, our ability to protect our intellectual property rights by legal recourse or otherwise may be limited, particularly in countries where laws or enforcement practices are inadequate or undeveloped. And the cost of enforcing our rights may be significant. Unauthorized use or disclosure of our intellectual property rights or our inability to protect our intellectual property rights could lead to reputational harm and/or adversely impact our competitive position and results of operations.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

Parker is committed to the protection of the Company's data, data systems and digital assets while in storage, use or transit. Our cybersecurity program is integrated into our overall Enterprise Risk Management program and exists to secure our information systems and data assets, including those data assets entrusted to us by our stakeholders, and to promote our compliance with applicable laws and regulations.

We proactively work to address cybersecurity risk through our Digital & IT Risk Management Program, which focuses on identifying, assessing, responding to, monitoring and remediating cybersecurity-related risks. Parker's dedicated Cyber Security team utilizes the National Institute of Standards and Technology ("NIST") Cyber Security Framework as its primary resource for identifying areas of risk and benchmarking and implementing continuous improvements. Our technical security configuration employs a centrally managed, layered approach, including hardened PCs, endpoint security detection software, email security, firewall appliances, and various network security protections. We employ enhanced security measures for operational technologies and secure account management, including a secondary anti-malware solution to our existing software to bolster our company-wide defenses. Additionally, we utilize third-party security monitoring services to further improve our 24/7 monitoring capabilities. We also maintain a third-party risk management program, which includes formally evaluating new vendors at onboarding and monitoring existing vendors on an ongoing basis, designed to oversee, identify, and reduce the potential impact to Parker and our customers of a security incident at a third-party vendor, supplier or other provider.

We have adopted comprehensive Information Security Policies and Standards that clearly articulate Parker's expectations and requirements with respect to acceptable use, risk management, data privacy, education and awareness, security incident management and reporting, identity and access management, third-party management, security (with respect to physical assets, products, networks and systems), security monitoring and vulnerability identification. These policies and standards set forth a detailed security incident management and reporting protocol, with clear escalation timelines and responsibilities. We also maintain a global incident response plan and regularly conduct exercises to help with our overall preparedness.

We believe cybersecurity is the responsibility of every team member and provide ongoing mandatory cybersecurity awareness training globally to help team members recognize, avoid and report malicious activity. This includes interactive training to engage team members in identifying phishing risks and their appropriate response. We also provide regular training on data protection so that our team members understand the types of data they have and how to safeguard it.

Continuous improvement is a critical aspect of Parker's cybersecurity program, which is why we integrate security intelligence from internal and external sources to help identify areas for improvement and gap remediation. As a supplement to our internal cybersecurity capabilities and controls, we partner with third-party consultants and advisors to conduct penetration testing and to assess our incident response plan. We periodically undergo a third-party risk assessment and third-party incident response adversarial engagement exercises to strengthen our security profile. We also conduct internal tabletop exercises to prepare for responding to potential cybersecurity events. Parker also maintains cyber security insurance designed to mitigate the impact of any attacks or threats to our business.

Within the last three years, Parker has only experienced immaterial information security breaches for which the total expenses were immaterial. As of the date of this report, we do not believe that any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition. However, as discussed more fully under Item 1A. "Risk Factors—Business and Operational Risks" of this Form 10-K, cybersecurity threats remain a risk to our business operations.

Cybersecurity Governance

Management is responsible for assessing and managing material risks from cybersecurity threats with leadership from the Company's Vice President – Chief Digital and Information Officer ("CDIO"), who is responsible for the Company's global Digital, Information Technology and Cyber Security organization. Our CDIO has served in various roles in information technology and information security for approximately 20 years with Fortune 500 companies. Our CDIO holds Bachelor of Science and Master of Science degrees in Computer Engineering. He has also completed other advanced leadership training and coursework regarding cybersecurity risk management. Our CDIO reports directly to the Chief Executive Officer.

Parker's cybersecurity program is led by our Digital & IT VP – Infrastructure and Security, who functions as our chief information security officer ("CISO") and has over 25 years of experience in cybersecurity operations, cybersecurity governance and compliance, risk management, operational technology ("OT") and connected products ("IoT") with global Fortune 200 and Fortune 500 companies across diverse industries, such as retail, consumer goods, entertainment and manufacturing. The CISO reports to our CDIO and is supported by and receives regular updates from our dedicated Cyber Security team within our IT function, as well as our IT Risk Council, a cross-functional group that meets regularly to optimize our Digital & IT Risk Management Program and promote alignment with our Enterprise Risk Management program.

Recognizing the importance of maintaining a secure environment for our products, data and systems that effectively supports our business objectives and customer needs, Parker's full Board of Directors maintains oversight of cybersecurity. Our Board receives an in-depth report from our CDIO, at least annually, on the overall cybersecurity program, and updates throughout the year from our CDIO and CISO regarding such topics as cyber-risk management and the status of projects to strengthen cybersecurity effectiveness.

ITEM 2. Properties

Our corporate headquarters is located in Cleveland, Ohio, and, at June 30, 2025, the Company maintained approximately 322 manufacturing plants. We also maintain various sales and administrative offices and distribution centers throughout the world. None of these manufacturing plants, administrative offices or distribution centers are individually material to our operations. The facilities are situated in 35 states within the United States and in 42 other countries. We own the majority of our manufacturing plants. Our leased properties consist of sales and administrative offices and distribution centers as well as manufacturing plants.

We believe that our properties have been adequately maintained, are in good condition generally and are suitable and adequate for our business as presently conducted. The extent to which we utilize our properties varies by property and from time to time. We believe that our restructuring efforts have brought capacity levels closer to present and anticipated needs. Most of our manufacturing facilities remain capable of handling volume increases.

ITEM 3. Legal Proceedings

None. From time to time we are involved in matters that involve governmental authorities as a party under federal, state and local laws that have been enacted or adopted regulating the discharge of materials into the environment or primarily for the purpose of protecting the environment. We will report such matters that exceed, or that we reasonably believe may exceed, $1.0 million or more in monetary sanctions.

ITEM 4. Mine Safety Disclosures

Not applicable.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) ***Market for the Registrant's Common Equity.*** The Company's common stock is listed for trading on the New York Stock Exchange ("NYSE") under the symbol "PH". As of July 31, 2025, the number of shareholders of record of the Company was 2,898.

(b) ***Use of Proceeds.*** Not Applicable.

(c) ***Purchases of Equity Securities by the Issuer and Affiliated Purchasers.***

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2025 through April 30, 2025	30,600	$ 569.23	30,600	6,074,002
May 1, 2025 through May 31, 2025	761,760	$ 656.32	761,760	5,312,242
June 1, 2025 through June 30, 2025	502,719	$ 663.31	502,719	4,809,523
Total	1,295,079		1,295,079	

[1] On October 22, 2014, the Board of Directors approved a share repurchase program authorizing the repurchase of up to 35.0 million of the Company's common shares. On August 21, 2025, the Board of Directors approved an update to the number of shares available under the Company's existing share repurchase authorization so that the aggregate number of shares available for repurchase as of such date was 20.0 million. There is no limitation on the number of shares that can be repurchased in a year and there is no expiration date for the program.

ITEM 6. [Reserved]

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

Forward-looking statements contained in this and other written and oral reports are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. Often but not always, these statements may be identified from the use of forward-looking terminology such as "anticipates," "believes," "may," "should," "could," "expects," "targets," "is likely," "will," or the negative of these terms and similar expressions, and include all statements regarding future performance, orders, earnings projections, events or developments. Neither Parker nor any of its respective associates or directors, officers or advisers provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Parker cautions readers not to place undue reliance on these statements. It is possible that the future performance may differ materially from past performance or current expectations. A change in the economic conditions in individual markets may have a particularly volatile effect on segment performance.

Among other factors which may affect future performance are:

- changes in business relationships with and orders by or from major customers, suppliers or distributors, including delays or cancellations in shipments;
- disputes regarding contract terms, changes in contract costs and revenue estimates for new development programs;
- changes in product mix;
- ability to identify acceptable strategic acquisition targets;
- uncertainties surrounding timing, successful completion or integration of acquisitions and similar transactions, including the acquisition of Curtis Instruments, Inc.;
- ability to successfully divest businesses planned for divestiture and realize the anticipated benefits of such divestitures;
- the determination and ability to successfully undertake business realignment activities and the expected costs, including cost savings, thereof;
- ability to implement successfully business and operating initiatives, including the timing, price and execution of share repurchases and other capital initiatives;
- availability, cost increases of or other limitations on our access to raw materials, component products and/or commodities if associated costs cannot be recovered in product pricing;
- ability to manage costs related to insurance and employee retirement and health care benefits;
- legal and regulatory developments and other government actions, including related to environmental protection, and associated compliance costs; supply chain and labor disruptions, including as a result of tariffs and labor shortages;
- threats associated with international conflicts and cybersecurity risks and risks associated with protecting our intellectual property;
- uncertainties surrounding the ultimate resolution of outstanding legal proceedings, including the outcome of any appeals;
- effects on market conditions, including sales and pricing, resulting from global reactions to U.S. trade policies;
- manufacturing activity, air travel trends, currency exchange rates, difficulties entering new markets and economic conditions such as inflation, deflation, interest rates and credit availability; inability to obtain, or meet conditions imposed for, required governmental and regulatory approvals;
- changes in the tax laws in the United States and foreign jurisdictions and judicial or regulatory interpretations thereof; and
- large scale disasters, such as floods, earthquakes, hurricanes, industrial accidents and pandemics.

The Company makes these statements as of the date of the filing of this Annual Report on Form 10-K for the year ended June 30, 2025 and undertakes no obligation to update them unless otherwise required by law.

Overview

The Company is a global leader in motion and control technologies. Leveraging a unique combination of interconnected technologies, we design, manufacture, and provide aftermarket support for highly engineered solutions that create value for customers primarily in aerospace and defense, in-plant and industrial equipment, transportation, off-highway, energy, and HVAC and refrigeration markets around the world.

By aligning around our purpose, Enabling Engineering Breakthroughs that Lead to a Better Tomorrow, Parker is better positioned for the challenges and opportunities of tomorrow.

The Win Strategy 3.0 is Parker's business system which defines the goals and initiatives that create responsible, sustainable growth and enable Parker's long-term success. It works with our purpose, which is a foundational element of The Win Strategy, to engage team members and create responsible and sustainable growth. Our shared values shape our culture and our interactions with stakeholders and the communities in which we operate and live.

We believe many opportunities for profitable growth are available. The Company intends to focus primarily on business opportunities in the areas of aerospace & defense, in-plant & industrial equipment, transportation, off-highway, energy, and HVAC and refrigeration. We believe we can meet our strategic objectives by:

- serving the customer and continuously enhancing its experience with the Company;
- successfully executing The Win Strategy initiatives relating to engaged people, premier customer experience, profitable growth and financial performance;
- maintaining a decentralized division and sales company structure;
- fostering a safety-first and entrepreneurial culture;
- engineering innovative systems and products to provide superior customer value through improved service, efficiency and productivity;
- delivering products, systems and services that have demonstrable savings to customers and are priced by the value they deliver;
- enabling a sustainable future by providing innovative clean technology solutions that offer a positive, global environmental impact and operating responsibly by reducing our energy use and emissions;
- acquiring strategic businesses;
- organizing around targeted regions, technologies and markets;
- driving efficiency by implementing lean enterprise principles; and
- creating a culture of empowerment through our values, inclusion and diversity, accountability and teamwork.

We manage our supply chain through our "local for local" manufacturing strategy, ongoing supplier management process, and broadened supply base. We actively monitor global trade policies and inflation, managing their impact through a variety of cost and pricing measures. In addition, continuous improvement and lean initiatives, along with disciplined workforce and discretionary spending management, further enhance our ability to mitigate these impacts. At the same time, we are appropriately addressing the ongoing needs of our business so that we continue to serve our customers.

Over the long term, the extent to which our business and results of operations will be impacted by global economic and political uncertainty, geopolitical risks and public health crises depends on future developments that remain uncertain. We will continue to monitor the global environment and manage our business with the goal to minimize unfavorable impacts on operations and financial results.

The discussion below is structured to separately discuss the Consolidated Statement of Income, Business Segments, and Liquidity and Capital Resources. The term "year" and references to specific years refer to the applicable fiscal year. Dollars are presented in millions, except per share amounts or as otherwise noted. The Company has changed its presentation on the Consolidated Financial Statements from thousands to millions and, as a result, any necessary rounding adjustments have been made to prior period disclosed amounts within Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. Discussion of the 2023 financial statements is included in Part II, Item 7 of the Company's 2024 Annual Report on Form 10-K.

CONSOLIDATED STATEMENT OF INCOME

The Consolidated Statement of Income summarizes the Company's operating performance. The discussion below compares the operating performance in 2025 and 2024.

(dollars in millions)		2025		2024
Net sales	$	19,850	$	19,930
Gross profit margin		36.9 %		35.8 %
Selling, general and administrative expenses	$	3,255	$	3,315
Selling, general and administrative expenses, as a percent of sales		16.4 %		16.6 %
Interest expense	$	409	$	506
Other (income) expense, net		(183)		(276)
Gain on sale of businesses and assets, net	$	(273)	$	(12)
Effective tax rate		14.0 %		20.9 %
Net income attributable to common shareholders	$	3,531	$	2,844

Net sales in 2025 decreased from the 2024 amount due to lower sales in the Diversified Industrial Segment, partially offset by higher sales in the Aerospace Systems Segment resulting from strength across commercial and defense markets. Within the Diversified Industrial Segment, the impact of divestiture activity decreased sales by approximately $295 million in 2025. The effect of currency exchange rates decreased net sales in 2025 by approximately $41 million, which is primarily attributable to the Diversified Industrial Segment.

Gross profit margin (calculated as net sales less cost of sales, divided by net sales) increased in 2025 primarily due to higher margins in both segments resulting from price increases, favorable product mix, cost containment and continued execution of the Win Strategy.

Cost of sales also included business realignment and acquisition integration charges of $31 million and $34 million in 2025 and 2024, respectively.

Selling, general and administrative expenses decreased in 2025 compared to 2024 primarily due to benefits from prior-year restructuring and acquisition-integration activities, lower research and development expenses and cost containment initiatives.

Selling, general and administrative expenses also included business realignment and acquisition integration charges of $45 million and $55 million in 2025 and 2024, respectively.

Interest expense in 2025 decreased compared to 2024 primarily due to lower average debt outstanding.

Other (income) expense, net included the following:

(dollars in millions)		2025		2024
Foreign currency transaction loss (gain)[1]	$	46	$	(38)
Income related to equity method investments		(178)		(152)
Non-service components of retirement benefit cost		(51)		(73)
Interest income		(11)		(15)
Saegertown incident[2]		8		—
Other items, net		3		2
Total other (income) expense, net	$	(183)	$	(276)

[1] Foreign currency transaction loss (gain) primarily relates to the impact of exchange rates on cash, forward contracts and intercompany transactions.

[2] On February 9, 2025, a fire damaged a portion of our Saegertown, Pennsylvania facility, causing a pause in production. Some production and operations were re-established within days of the event. Global available capacity has been utilized to restore production, substantially fulfill demand and minimize customer disruption. There was no material impact as a result of this disruption during fiscal 2025 and none is expected during future periods. We maintain third-party insurance coverage for property damage, clean-up, replacement and business interruption, subject to an $8 million deductible and liability retention for the event, which was recorded in the third quarter of 2025. While we expect to be reimbursed for a significant portion of our business interruption impacts by our third-party insurance coverage, we will not record any associated gain until realized.

Gain on sale of businesses and assets, net in 2025 primarily relates to the divestiture of the composites and fuel containment ("CFC") business. Refer to Note 3 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Effective tax rate in 2025, was lower than the U.S. Federal statutory rate of 21 percent due to tax benefits from the release of a foreign valuation allowance, share-based compensation, foreign-derived intangible income and a tax benefit from a lower taxable gain on divestitures than gain under GAAP, which were partially offset by U.S. state and local taxes and taxes related to international activities.

The effective tax rate in 2024, was lower than the U.S. Federal statutory rate of 21 percent due to share-based compensation and foreign-derived intangible income, which were partially offset by U.S. state and local taxes and taxes related to international activities.

Refer to Note 5 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for a further reconciliation of the U.S. federal statutory tax rate to our effective tax rate.

BUSINESS SEGMENT INFORMATION

The Business Segment information presents sales and operating income on a basis that is consistent with the manner in which the Company's various businesses are managed for internal review and decision-making.

Diversified Industrial Segment

(dollars in millions)	2025	2024
Net sales		
North America businesses	$ 8,134	$ 8,801
International businesses	5,531	5,657
Diversified Industrial Segment	13,665	14,458
Operating income		
North America businesses	1,891	1,963
International businesses	1,229	1,213
Diversified Industrial Segment	$ 3,120	$ 3,176
Operating income as a percent of sales		
North America businesses	23.2 %	22.3 %
International businesses	22.2 %	21.4 %
Diversified Industrial Segment	22.8 %	22.0 %
Backlog	$ 3,655	$ 4,182

The Diversified Industrial Segment operations experienced the following percentage changes in net sales:

	2025
North America businesses – as reported	(7.6)%
Divestitures	(3.4)%
Currency	(0.5)%
North America businesses – without divestitures and currency[1]	(3.7)%
International businesses – as reported	(2.2)%
Currency	(0.3)%
International businesses – without currency[1]	(1.9)%
Diversified Industrial Segment – as reported	(5.5)%
Divestitures	(2.0)%
Currency	(0.5)%
Diversified Industrial Segment – without divestitures and currency[1]	(3.0)%

[1] This table reconciles the percentage changes in net sales of the Diversified Industrial Segment reported in accordance with GAAP to percentage changes in net sales adjusted to remove the effects of divestitures for 12 months after their completion as well as changes in currency exchange rates (a non-GAAP measure). The effects of divestitures and changes in currency exchange rates are removed to allow investors and the Company to meaningfully evaluate the percentage changes in net sales on a comparable basis from period to period.

Net Sales

Diversified Industrial Segment sales in 2025 decreased $793 million from 2024. The effect of currency exchange rates decreased sales by approximately $63 million. The impact of divestiture activity decreased sales by approximately $295 million. Excluding the effects of changes in currency exchange rates and divestiture activity, sales in 2025 decreased $435 million from prior-year levels.

North America businesses - Sales within the North America businesses of the Diversified Industrial Segment decreased $667 million in 2025. The effect of currency exchange rates decreased sales by approximately $43 million during the year. The impact of divestiture activity decreased sales by approximately $295 million. Excluding the effects of changes in the currency exchange rates and divestiture activity, sales in 2025 decreased $329 million from prior-year levels reflecting lower demand within the off-highway, transportation, in-plant and industrial equipment and energy markets, partially offset by an increase in demand in the HVAC and refrigeration and aerospace and defense markets.

International businesses - Sales within the International businesses of the Diversified Industrial Segment decreased $126 million in 2025. The effect of currency exchange rates decreased sales by approximately $20 million, reflecting the strengthening of the U.S. dollar primarily against currencies in Mexico, Brazil and China, partially offset by the weakening of the U.S. dollar primarily against currencies in the United Kingdom and the Eurozone countries. Excluding changes in the currency exchange rates, sales in 2025 decreased $106 million from prior-year levels primarily due to lower sales in Europe, partially offset by an increase in sales in the Asia Pacific Region and Latin America.

Within Europe, the decrease in sales was primarily due to lower demand from end users across the in-plant and industrial equipment, off-highway and transportation markets.

Within the Asia Pacific region, the increase in sales was primarily due to higher demand within the electronics and semiconductor and in-plant and industrial equipment markets, partially offset by lower demand from end users in the transportation, energy and off-highway markets.

Within Latin America, the increase in sales was primarily due to higher demand within the in-plant and industrial equipment, transportation and off-highway markets, partially offset by lower demand from end users in the energy market.

Operating Margin

Diversified Industrial Segment operating margin increased in 2025, in both the North America and International businesses, primarily due to benefits from favorable product mix, price increases and benefits related to prior-year restructuring activities as well as cost containment initiatives, partially offset by decreased sales volume.

Business Realignment

The following business realignment and acquisition integration charges are included in the Diversified Industrial Segment operating income:

(dollars in millions)	2025	2024
North America businesses	$ 17	$ 22
International businesses	39	33
Diversified Industrial Segment	$ 56	$ 55

Business realignment charges include severance costs related to actions taken under the Company's simplification initiative aimed at reducing organizational and process complexity, as well as plant closures. In both 2025 and 2024, acquisition integration charges relate to the acquisition of Meggitt. Business realignment and acquisition integration charges within the International businesses were primarily incurred in Europe.

We anticipate that cost savings realized from the workforce reduction measures taken during 2025 will increase operating income in 2026 by approximately two percent for both the International and North America businesses. We expect to continue to take actions necessary to integrate acquisitions and appropriately structure the operations of the Diversified Industrial Segment. These actions are expected to result in approximately $65 million in business realignment charges in 2026. However, continually changing business conditions could impact the ultimate costs we incur.

Backlog

Diversified Industrial Segment backlog decreased in 2025 primarily due to the CFC divestiture in the North America businesses, partially offset by an increase in backlog in the International businesses. Within the International businesses, the increase in backlog was primarily attributable to Europe, partially offset by the Asia Pacific region and Latin America.

Backlog consists of written firm orders from a customer to deliver products and, in the case of blanket purchase orders, only includes the portion of the order for which a schedule or release date has been agreed to with the customer. The dollar value of backlog is equal to the amount that is expected to be billed to the customer and reported as a sale.

Aerospace Systems Segment

(dollars in millions)	2025	2024
Net sales	$ 6,185	$ 5,472
Operating income	$ 1,441	$ 1,111
Operating income as a percent of sales	23.3 %	20.3 %
Backlog	$ 7,389	$ 6,680

Net Sales

Aerospace Systems Segment sales increased compared to prior-year due to higher volume across all market segments, especially the commercial and defense aftermarkets.

Operating Margin

Aerospace Systems Segment operating margin increased in 2025 primarily due to higher sales volume and favorable aftermarket mix, as well as benefits from cost containment initiatives and prior-year acquisition integration activities.

Business Realignment

Within the Aerospace Systems Segment, we incurred acquisition integration and business realignment charges of $19 million and $34 million in 2025 and 2024, respectively. We do not expect to incur significant business realignment and acquisition integration charges in 2026. However, continually changing business conditions could impact the ultimate costs we incur.

Backlog

Aerospace Systems Segment backlog increased in 2025 primarily due to orders exceeding shipments in the commercial and defense OEM market segments.

Backlog consists of written firm orders from a customer to deliver products and, in the case of blanket purchase orders, only includes the portion of the order for which a schedule or release date has been agreed to with the customer. The dollar value of backlog is equal to the amount that is expected to be billed to the customer and reported as a sale.

Corporate general and administrative expenses

(dollars in millions)		2025		2024
Corporate general and administrative expense	$	214	$	218
Corporate general and administrative expense, as a percent of sales		1.1 %		1.1 %

Corporate general and administrative expenses decreased in 2025 primarily due to lower expenses related to the Company's incentive compensation programs, net expense associated with the Company's deferred compensation plan and related investments, information technology expenses and discretionary spending, partially offset by an increase in charitable contributions and professional service fees.

Other (income) expense, net

(dollars in millions)		2025		2024
Foreign currency transaction loss (gain)[1]	$	46	$	(38)
Stock-based compensation		97		95
Non-service components of retirement benefit cost		(51)		(73)
Gain on sale of businesses and assets, net[2]		(273)		(12)
Interest income		(11)		(15)
Saegertown incident[3]		8		—
Other items, net		15		11
Total other (income) expense, net	$	(169)	$	(32)

[1] Foreign currency transaction loss (gain) primarily relates to the impact of exchange rates on cash, forward contracts and intercompany transactions.

[2] Gain on sale of businesses and assets, net primarily relates to the divestiture of the CFC business. Refer to Note 3 to the Consolidated Financial Statements for further discussion.

[3] The Saegertown incident represents the deductible and retained liability expense associated with a fire at our plant in Saegertown, Pennsylvania in February 2025.

LIQUIDITY AND CAPITAL RESOURCES

We believe that we are great generators and deployers of cash. We assess our liquidity in terms of our ability to generate cash to fund our operations and meet our strategic capital deployment objectives, which include the following:

- Continuing our record annual dividend increases
- Investing in organic growth and productivity
- Strategic acquisitions that strengthen our portfolio
- Share repurchases, including repurchases under the 10b5-1 share repurchase program

Cash Flows

A summary of cash flows follows:

(dollars in millions)		2025		2024
Cash provided by (used in):				
Operating activities	$	3,776	$	3,384
Investing activities		224		(298)
Financing activities		(3,977)		(3,115)
Effect of exchange rates		22		(24)
Net increase (decrease) in cash and cash equivalents	$	45	$	(53)

Cash flows from operating activities were $3,776 million in 2025 compared to $3,384 million in 2024. The increase of $392 million in 2025 was primarily related to an increase in earnings combined with strong management of working capital items. We continue to focus on managing inventory and other working capital requirements.

- Days sales outstanding relating to trade receivables for the Company was 51 days in both 2025 and 2024.
- Days supply of inventory on hand was 82 days in 2025 and 80 days in 2024.

Cash flows from investing activities in 2025 and 2024 were impacted by the following factors:

- Net proceeds totaling $621 million from the sale of the CFC and non-core filtration businesses in fiscal 2025.
- Proceeds totaling $74 million from the sale of the MicroStrain sensing systems and Filter Resources businesses in fiscal 2024.
- Capital expenditures of $435 million in 2025 compared to $400 million in 2024.

Cash flows from financing activities in 2025 and 2024 were impacted by the following factors:

- Repurchases under the Company's share repurchase program amounted to 2.5 million common shares for $1.6 billion during 2025 compared to repurchases of 0.4 million common shares for $200 million during 2024.
- Net commercial paper repayments of $374 million in 2025 compared to net commercial paper borrowings of $359 million in 2024.
- Principal payments totaling $490 million related to the term loan facility (the "Term Loan Facility") in 2025 compared to principal payments totaling $385 million related to the Term Loan Facility in 2024. Refer to Note 11 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.
- Aggregate principal payment of $500 million related to the maturity of medium-term notes during fiscal 2025.
- Issuance of €700 million aggregate principal amount of 2.90 percent Senior Notes due 2030 from which proceeds were used to repay the €700 million aggregate principal amount of 1.125 percent Senior Notes due 2025 in fiscal 2025.
- Payments related to the maturity of $2.0 billion aggregate principal amounts of senior notes in 2024.

Cash Requirements

We are actively monitoring our liquidity position and remain focused on managing our inventory and other working capital requirements. We are targeting 2.5 percent of sales for capital expenditures for 2026 and have a long-term target of two percent. We will continue to prioritize capital expenditures related to safety, productivity and strategic investments. We believe that cash generated from operations and our commercial paper program will satisfy our operating needs for the foreseeable future.

We have committed cash outflow related to long-term debt, operating and financing lease agreements, and postretirement benefit obligations. Refer to Notes 11, 12, and 13 respectively, of Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Dividends

Cash dividends have been paid for 300 consecutive quarters, including a yearly increase in dividends for the last 69 years. The current annual dividend rate is $7.20 per common share.

Share Repurchases

On October 22, 2014, the Board of Directors approved a share repurchase program authorizing the repurchase of up to 35.0 million of the Company's common shares. As of June 30, 2025, we had 4.8 million shares available under this repurchase authorization. On August 21, 2025, the Board of Directors approved an update to the number of shares available under the Company's existing share repurchase authorization so that the aggregate number of shares available for repurchase as of such date was 20.0 million. There is no limitation on the number of shares that can be repurchased in a year and there is no expiration date for the program. Repurchases may be funded primarily from operating cash flows and commercial paper borrowings and the shares are initially held as treasury shares.

Liquidity

Cash, comprised of cash and cash equivalents and marketable securities and other investments, includes $344 million and $311 million held by the Company's foreign subsidiaries at June 30, 2025 and 2024, respectively. The Company does not permanently reinvest certain foreign earnings. The distribution of these earnings could result in non-federal U.S. or foreign taxes. All other undistributed foreign earnings remain permanently reinvested.

As of June 30, 2025, the Company had a line of credit totaling $3.0 billion through a multi-currency revolving credit agreement with a group of banks with $1.2 billion available for borrowing under the credit agreement. On August 21, 2025, the multi-currency revolving credit agreement was amended to increase the total line of credit by $750 million to $3.75 billion. Advances from the credit agreement can be used for general corporate purposes, including acquisitions, and for the refinancing of existing indebtedness. The credit agreement supports our commercial paper program, and issuances of commercial paper reduce the amount of credit available under the agreement. The credit agreement expires in June 2028; however, the Company has the right to request a one-year extension of the expiration date on an annual basis, which request may result in changes to the current terms and conditions of the credit agreement. The credit agreement requires the payment of an annual facility fee, the amount of which is dependent upon the Company's credit ratings. Although a lowering of the Company's credit ratings would increase the cost of future debt, it would not limit the Company's ability to use the credit agreement nor would it accelerate the repayment of any outstanding borrowings. Refer to Note 10 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

We were authorized to sell up to $3.0 billion of short-term commercial paper notes as of June 30, 2025 with $1.8 billion outstanding. The largest amount of commercial paper notes outstanding during the fourth quarter of 2025 was $2.1 billion. On August 21, 2025, the authorization limit for short-term commercial paper notes increased to $3.75 billion.

We primarily utilize unsecured medium-term notes and senior notes to meet our financing needs and we expect to continue to borrow funds at reasonable rates over the long term. During 2025, the company issued €700 million aggregate principal amount of 2.90 percent Senior Notes due March 1, 2030. We used the net proceeds from the issuance, together with cash on hand, to repay the €700 million aggregate principal amount of 1.125 percent Senior Notes upon maturity in March 2025. Our debt portfolio previously included a Term Loan Facility. During 2025, we repaid the remaining principal balance of $490 million of the Term Loan Facility. Additionally, we repaid the $500 million aggregate principal amount of fixed rate medium-term notes bearing interest of 3.30 percent upon maturity in November 2024. Refer to the Cash flows from financing activities section above and Note 11 of the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

The Company's credit agreements and indentures governing certain debt securities contain various covenants, the violation of which would limit or preclude the use of the credit agreements for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the indentures. Based on the Company's rating level at June 30, 2025, the most restrictive financial covenant provides that the ratio of debt to debt-shareholders' equity cannot exceed 0.65 to 1.0. At June 30, 2025, the Company's debt to debt-shareholders' equity ratio was 0.41 to 1.0. We are in compliance, and expect to remain in compliance, with all covenants set forth in the credit agreement and indentures.

Our goal is to maintain an investment-grade credit profile. The rating agencies periodically update our credit ratings as events occur. At June 30, 2025, the long-term credit ratings assigned to the Company's senior debt securities by the credit rating agencies engaged by the Company were as follows:

Fitch Ratings	A-
Moody's Investor Services, Inc.	A3
Standard & Poor's	BBB+

Supply Chain Financing

We continue to identify opportunities to improve our liquidity and working capital efficiency, which includes the extension of payment terms with our suppliers. We currently have supply chain financing ("SCF") programs with financial intermediaries, which provide certain suppliers the option to be paid by the financial intermediaries earlier than the due date on the applicable invoice. We do not believe that changes in the availability of supply chain financing will have a significant impact on our liquidity. Refer to Note 8 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Strategic Acquisitions and Divestitures

Acquisitions will be considered from time to time to the extent there is a strong strategic fit, while at the same time maintaining the Company's strong financial position. In addition, we will continue to assess our existing businesses and initiate efforts to divest businesses that are not considered to be a good long-term strategic fit for the Company. During both 2025 and 2024, we divested two businesses each year. On June 30, 2025, the Company announced that it has agreed to acquire Curtis Instruments, Inc. from Rehlko, for approximately $1.0 billion in cash. The transaction is subject to customary closing conditions, including receipt of applicable regulatory approvals, and is expected to close by the end of calendar year 2025. Refer to Note 3 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

CRITICAL ACCOUNTING POLICIES & ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The policies discussed below are considered by management to be more critical than other policies because their application places the most significant demands on management's judgment.

Revenue Recognition - Revenues are recognized when control of performance obligations, which are distinct goods or services within the contract, is transferred to the customer. Control is transferred when the customer has the ability to direct the use of and obtain the benefits from the goods or services. A majority of our revenues are recognized at a point in time when control is transferred to the customer, which is generally at the time of shipment. However, a portion of our revenues are recognized over time if the customer simultaneously receives control as we perform work under a contract, if the customer controls the asset as it is being produced or if the product has no alternative use and we have a contractual right to payment.

For contracts where revenue is recognized over time, we use the cost-to-cost, efforts expended or units of delivery method depending on the nature of the contract, including length of production time. The estimation of costs and efforts expended requires management's judgment due to the duration of the contractual agreements as well as the technical nature of the products involved. Adjustments to these estimates are made on a consistent basis and a contract reserve is established when the estimated costs to complete a contract exceed the expected contract revenues.

When there are multiple performance obligations within a contract, the transaction price is allocated to each performance obligation based on its standalone selling price. The primary method used to estimate a standalone selling price is the price observed in standalone sales to customers for the same product or service. Revenue is recognized when control of the individual performance obligations is transferred to the customer.

We consider the contractual consideration payable by the customer and assess variable consideration that may affect the total transaction price. Variable consideration is included in the estimated transaction price when there is a basis to reasonably estimate the amount, including whether the estimate should be constrained in order to avoid a significant reversal of revenue in a future period. These estimates are based on historical experience, anticipated performance under the terms of the contract and our best judgment at the time.

Impairment of Goodwill and Long-Lived Assets - We test goodwill for impairment at the reporting unit level on an annual basis and between annual tests whenever events or circumstances indicate the carrying value of a reporting unit may exceed its fair value. Our five reporting units are equivalent to our operating segments. As quoted market prices are not available for our reporting units, determining whether an impairment occurred requires the valuation of the respective reporting unit, which is estimated using both income-based and market-based valuation methods. The income-based valuation method utilizes a discounted cash flow model which requires several assumptions, including future sales growth and operating margin levels as well as assumptions regarding future industry-specific market conditions. Each reporting unit regularly prepares discrete operating forecasts and uses these forecasts as the basis for the assumptions in the discounted cash flow analysis. Within the discounted cash flow models, the Company uses a discount rate, commensurate with its cost of capital but adjusted for inherent business risks, and an appropriate terminal growth factor. The market-based valuation performed for each reporting unit includes an analysis consisting of market-adjusted multiples based on key data points for guideline public companies. We also reconcile the estimated aggregate fair value of our reporting units resulting from these procedures to our overall market capitalization.

The Company performed its fiscal 2025 annual goodwill impairment test as of January 1 for each of its five reporting units. The results of this test indicated the fair value substantially exceeded carrying value for all reporting units. We continually monitor our reporting units for impairment indicators and update assumptions used in the most recent calculation of a reporting unit's fair value as appropriate.

Long-lived assets held for use, which primarily includes finite-lived intangible assets and property, plant and equipment, are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use over their expected useful lives and eventual disposition are less than their carrying value. The long-term nature of these assets requires the estimation of their cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test. During 2025, the Company did not record any material impairments related to long-lived assets.

Pensions - The annual net periodic expense and benefit obligations related to the Company's defined benefit plans are determined on an actuarial basis. This determination requires critical assumptions regarding the discount rate, long-term rate of return on plan assets, increases in compensation levels and amortization periods for actuarial gains and losses. Assumptions are determined based on Company data and appropriate market indicators and are evaluated each year as of the plans' measurement date. Changes in the assumptions or actual experience that differs from the assumptions could result in a material change in the annual net periodic expense and benefit obligations reported in the financial statements.

For the Company's domestic qualified defined benefit plan, our largest plan, a 50 basis point change in the assumed long-term rate of return on plan assets is estimated to have an $17 million effect on annual pension expense and a 50 basis point decrease in the discount rate is estimated to increase annual pension expense by $3 million.

Net actuarial gains and losses are recorded in accumulated other comprehensive loss and are subject to amortization and will affect earnings in the future. Further information on pensions is provided in Note 13 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

Business Combinations - From time to time, we may enter into business combinations. Business acquisitions are accounted for using the acquisition method of accounting, which allocates the fair value of the purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. In the fair value evaluation of intangible assets acquired, there are significant estimates and assumptions, including forecasts of future cash flows, revenues; and earnings before interest, taxes, depreciation and amortization; as well as the selection of the royalty rates and discount rates. The excess of the purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. The acquisition method of accounting also requires us to refine these estimates over a measurement period not to exceed one year to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. If we are required to adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with acquisitions, these adjustments could have a material impact on our financial condition and results of operations.

Income Taxes - Significant judgment is required in determining the Company's income tax expense and in evaluating tax positions. Deferred income tax assets and liabilities have been recorded for the differences between the financial accounting and income tax basis of assets and liabilities. Factors considered by the Company in determining the probability of realizing deferred income tax assets include forecasted operating earnings, available tax planning strategies and the time period over which the temporary differences will reverse. The Company reviews its tax positions on a regular basis and adjusts the balances as new information becomes available. For those tax positions where it is more likely than not that a tax benefit will be sustained, the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon examination by a taxing authority that has full knowledge of all relevant information will be recorded. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the Consolidated Financial Statements. Further information on income taxes is provided in Note 5 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

Loss Contingencies - The Company has a number of loss exposures incurred in the ordinary course of business such as environmental claims, product liability and litigation reserves. Establishing loss accruals for these matters requires management's estimate and judgment with regards to risk exposure and ultimate liability or realization. We review these loss accruals periodically and make adjustments to reflect the most recent facts and circumstances.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Recently issued accounting pronouncements are described in Note 1 to the Consolidated Financial Statements, included in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk.

A substantial portion of our operations are conducted by our subsidiaries outside of the U.S. in currencies other than the U.S. dollar. Most of our non-U.S. subsidiaries conduct their business primarily in their local currencies, which are also their functional currencies. Foreign currency exposures arise from translation of foreign currency-denominated assets and liabilities into U.S. dollars and from transactions denominated in a currency other than the subsidiary's functional currency. We continue to manage the associated foreign currency transaction and translation risk using existing processes.

The Company manages foreign currency transaction and translation risk by utilizing derivative and non-derivative financial instruments, including forward exchange contracts, cross-currency swap contracts and certain foreign currency denominated debt designated as net investment hedges. The derivative financial instrument contracts are with major investment grade financial institutions and we do not anticipate any material non-performance by any of the counterparties. We do not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are recognized on the Consolidated Balance Sheet as either assets or liabilities and are measured at fair value. Further information on the fair value of these contracts is provided in Note 17 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K. Derivatives that are not designated as hedges are adjusted to fair value by recording gains and losses through the Consolidated Statement of Income. Derivatives that are designated as hedges are adjusted to fair value by recording gains and losses through accumulated other comprehensive loss in the Consolidated Balance Sheet until the hedged item is recognized in earnings. For cross-currency swaps measured using the spot method, the periodic interest settlements are recognized directly in earnings through interest expense. The translation of the foreign currency denominated debt that has been designated as a net investment hedge is recorded in accumulated other comprehensive loss and remains there until the underlying net investment is sold or substantially liquidated. A 10 percent change in foreign exchange rates related to our forward exchange contracts as of June 30, 2025, would affect earnings by approximately $80 million. A majority of the impact would be offset by changes in value from the remeasurement of the underlying items being hedged. Collectively, the forward exchange contracts and their associated hedged items do not create material market risk.

The Company's debt portfolio contains variable rate debt, consisting of commercial paper, inherently exposing the Company to interest rate risk. The Company's objective is to maintain a 60/40 mix between fixed rate and variable rate debt thereby limiting its exposure to changes in near-term interest rates. A 100 basis point increase in near-term interest rates would increase annual interest expense on variable rate debt, consisting of commercial paper borrowings as of June 30, 2025, by approximately $18 million.

ITEM 8. Financial Statements and Supplementary Data.

	Page Number in Form 10-K
Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)	31
Financial Statements	
Consolidated Statement of Income	33
Consolidated Statement of Comprehensive Income	34
Consolidated Balance Sheet	35
Consolidated Statement of Cash Flows	36
Consolidated Statement of Equity	37
Notes to Consolidated Financial Statements	38

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Parker-Hannifin Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Parker-Hannifin Corporation and subsidiaries (the "Company") as of June 30, 2025 and 2024, the related consolidated statements of income, comprehensive income, cash flows, and equity, for each of the three years in the period ended June 30 2025, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue — Refer to Notes 1 and 2 to the financial statements

Critical Audit Matter Description

The Company recognizes revenue from the sale of products to customers primarily in aerospace & defense, in-plant & industrial equipment, transportation, off-highway, energy, and HVAC & refrigeration markets around the world. The Company's business activities are carried out by a large number of individual business units collectively offering hundreds of thousands of individual products in over forty countries globally.

We identified revenue from product shipments as a critical audit matter due to the geographic dispersion of the Company's operations and business units generating revenue. Extensive audit effort is required due to the volume of the underlying transactions and number of individual business units. High levels of auditor judgment were necessary to determine the nature, timing, and extent of audit procedures performed to audit revenue from product shipments.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's revenue from product shipments included the following, among others:

- We tested the operating effectiveness of internal controls over the recognition of revenue from product shipments, including controls over the quantity and price of products shipped and timing of revenue recognition.

- We performed detail transaction testing for revenue from product shipments by making a sample of transactions and comparing the transactions selected to source documents such as purchase orders and shipping records.

- We tested the completeness of revenue from product shipments by making a sample from a listing of sales orders and comparing the sample transactions to source documentation such as shipping records to determine whether the transactions selected were appropriately included in revenue from product shipments.

- We tested the timing of revenue recognition by making a sample from a list of products shipped prior to and subsequent to year end and used source documentation such as shipping records to determine whether the transactions selected were appropriately recorded in the correct period.

- We performed substantive analytical procedures for certain revenue transactions by developing independent expectations of revenue based on data derived from the results of our detail revenue testing and comparing these expectations to the revenue recorded by management.

/s/ DELOITTE & TOUCHE LLP

Cleveland, Ohio
August 22, 2025

We have served as the Company's auditor since 2008.

CONSOLIDATED STATEMENT OF INCOME

(In millions, except per share data)		For the years ended June 30,				
		2025		**2024**		**2023**
Net Sales	$	**19,850**	$	19,930	$	19,065
Cost of sales		**12,535**		12,802		12,636
Selling, general and administrative expenses		**3,255**		3,315		3,354
Interest expense		**409**		506		574
Other (income) expense, net		**(183)**		(276)		184
Gain on sale of businesses and assets, net		**(273)**		(12)		(363)
Income before income taxes		**4,107**		3,595		2,680
Income taxes		**575**		750		596
Net Income		**3,532**		2,845		2,084
Less: Noncontrolling interest in subsidiaries' earnings		**1**		1		1
Net Income Attributable to Common Shareholders	$	**3,531**	$	2,844	$	2,083
Earnings per Share Attributable to Common Shareholders:						
Basic	$	**27.52**	$	22.13	$	16.23
Diluted	$	**27.12**	$	21.84	$	16.04

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In millions)		For the years ended June 30,		
		2025	2024	2023
Net Income	$	**3,532** $	2,845 $	2,084
Less: Noncontrolling interests in subsidiaries' earnings		**1**	1	1
Net income attributable to common shareholders		**3,531**	2,844	2,083
Other comprehensive income (loss), net of tax				
Foreign currency translation adjustment and other		**413**	(168)	187
Retirement benefits plan activity		**142**	23	63
Other comprehensive income (loss) attributable to common shareholders		**555**	(145)	250
Total Comprehensive Income Attributable to Common Shareholders	$	**4,086** $	2,699 $	2,333

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

(In millions, except par value)		June 30, 2025		2024
Assets				
Current Assets				
Cash and cash equivalents	$	467	$	422
Trade accounts receivable, net		2,910		2,866
Non-trade and notes receivable		318		331
Inventories		2,839		2,787
Prepaid expenses		263		253
Other current assets		153		140
Total Current Assets		6,950		6,799
Property, plant and equipment		7,417		7,075
Less: Accumulated depreciation		4,480		4,199
Property, plant and equipment, net		2,937		2,876
Deferred income taxes		270		93
Other assets		1,269		1,207
Intangible assets, net		7,374		7,816
Goodwill		10,694		10,507
Total Assets	$	29,494	$	29,298
Liabilities and Equity				
Current Liabilities				
Notes payable and long-term debt payable within one year	$	1,791	$	3,403
Accounts payable, trade		2,126		1,992
Accrued payrolls and other compensation		587		581
Accrued domestic and foreign taxes		382		355
Other accrued liabilities		933		982
Total Current Liabilities		5,819		7,313
Long-term debt		7,494		7,157
Pensions and other postretirement benefits		267		437
Deferred income taxes		1,490		1,584
Other liabilities		733		726
Total Liabilities		15,803		17,217
Equity				
Shareholders' Equity				
Serial preferred stock, $.50 par value, authorized 3.0 shares; none issued		—		—
Common stock, $.50 par value, authorized 600.0 shares; issued 181.0 shares in 2025 and 2024		91		91
Additional paid-in capital		194		264
Retained earnings		21,775		19,105
Accumulated other comprehensive loss		(883)		(1,438)
Treasury shares at cost: 54.4 shares in 2025 and 52.4 shares in 2024		(7,495)		(5,950)
Total Shareholders' Equity		13,682		12,072
Noncontrolling interests		9		9
Total Equity		13,691		12,081
Total Liabilities and Equity	$	29,494	$	29,298

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions)		For the years ended June 30,					
			2025		2024		2023
Cash Flows From Operating Activities							
Net income	$		3,532	$	2,845	$	2,084
Adjustments to reconcile net income to net cash provided by operating activities:							
Depreciation			354		349		317
Amortization			553		578		501
Stock incentive plan compensation			159		155		143
Deferred income taxes			(304)		32		92
Foreign currency transaction loss (gain)			46		(38)		46
(Gain) loss on disposal of property, plant and equipment			(20)		12		4
Gain on sale of businesses			(253)		(24)		(366)
Other, net			14		20		18
Changes in assets and liabilities, net of effects from acquisitions and divestitures:							
Accounts receivable, net			6		(85)		(17)
Inventories			(94)		101		53
Prepaid expenses			(9)		(49)		32
Other current assets			(11)		(15)		(30)
Other assets			(63)		(117)		(109)
Accounts payable, trade			119		(44)		92
Accrued payrolls and other compensation			2		(64)		87
Accrued domestic and foreign taxes			(18)		27		102
Other accrued liabilities			(173)		(73)		113
Pensions and other postretirement benefits			(21)		(80)		(109)
Other liabilities			(43)		(146)		(73)
Net cash provided by operating activities			3,776		3,384		2,980
Cash Flows From Investing Activities							
Acquisitions, net of cash acquired			—		—		(7,146)
Capital expenditures			(435)		(400)		(381)
Proceeds from sale of property, plant and equipment			32		9		13
Proceeds from sale of businesses			623		78		473
Payments of deal-contingent forward contracts			—		—		(1,405)
Other, net			4		15		269
Net cash provided by (used in) investing activities			224		(298)		(8,177)
Cash Flows From Financing Activities							
Proceeds from exercise of stock options			4		4		3
Payments for common shares			(1,766)		(332)		(297)
Acquisition of noncontrolling interests			—		(3)		—
Proceeds from notes payable, net			(364)		359		358
Proceeds from long-term borrowings			751		24		2,023
Payments for long-term borrowings			(1,741)		(2,385)		(2,341)
Financing fees paid			—		—		(13)
Dividends paid			(861)		(782)		(704)
Net cash used in financing activities			(3,977)		(3,115)		(971)
Effect of exchange rate changes on cash			22		(24)		(5)
Net increase (decrease) in cash and cash equivalents and restricted cash			45		(53)		(6,173)
Cash, cash equivalents and restricted cash at beginning of year			422		475		6,648
Cash, cash equivalents and restricted cash at end of year	$		467	$	422	$	475
Supplemental Data:							
Cash paid during the year for:							
Interest	$		384	$	491	$	465
Income taxes and related interest, penalties and purchased credits, net of refunds			927		852		411

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF EQUITY

(In millions, except per share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Shares	Noncontrolling Interests	Total
Balance June 30, 2022	$ 91	$ 327	$ 15,662	$ (1,543)	$ (5,688)	$ 11	$ 8,860
Net income	—	—	2,083	—	—	1	2,084
Other comprehensive income	—	—	—	250	—	—	250
Dividends paid ($5.47 per share)	—	—	(703)	—	—	(1)	(704)
Stock incentive plan activity	—	(22)	—	—	70	—	48
Shares purchased at cost	—	—	—	—	(200)	—	(200)
Balance June 30, 2023	$ 91	$ 305	$ 17,042	$ (1,293)	$ (5,818)	$ 11	$ 10,338
Net income	—	—	2,844	—	—	1	2,845
Other comprehensive loss	—	—	—	(145)	—	—	(145)
Dividends paid ($6.07 per share)	—	—	(781)	—	—	(1)	(782)
Stock incentive plan activity	—	(41)	—	—	68	—	27
Other	—	—	—	—	—	(2)	(2)
Shares purchased at cost	—	—	—	—	(200)	—	(200)
Balance June 30, 2024	$ 91	$ 264	$ 19,105	$ (1,438)	$ (5,950)	$ 9	$ 12,081
Net income	—	—	3,531	—	—	1	3,532
Other comprehensive income	—	—	—	555	—	—	555
Dividends paid ($6.69 per share)	—	—	(861)	—	—	—	(861)
Stock incentive plan activity	—	(70)	—	—	68	—	(2)
Other	—	—	—	—	—	(1)	(1)
Shares purchased at cost, including excise tax	—	—	—	—	(1,613)	—	(1,613)
Balance June 30, 2025	$ 91	$ 194	$ 21,775	$ (883)	$ (7,495)	$ 9	$ 13,691

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per share amounts or as otherwise noted)

The term "year" and references to specific years refer to the applicable fiscal years.

1. Significant Accounting Policies

The significant accounting policies followed in the preparation of the accompanying consolidated financial statements are summarized below.

Nature of Operations - The Company is a global leader in motion and control technologies. Leveraging a unique combination of interconnected technologies, we design, manufacture, and provide aftermarket support for highly engineered solutions that create value for customers primarily in aerospace & defense, in-plant & industrial equipment, transportation, off-highway, energy, and HVAC & refrigeration markets around the world. We evaluate performance based on segment operating income before corporate administrative expenses, interest expense and income taxes.

Due to our diverse group of customers throughout the world, we do not consider ourself exposed to any concentration of credit risks.

The Company manufactures and markets its products throughout the world. Although certain risks and uncertainties exist, the diversity and breadth of our products and geographic operations mitigate the risk that adverse changes with respect to any particular product and geographic operation would materially affect our operating results.

Use of Estimates - The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Consolidation - The consolidated financial statements include the accounts of all majority-owned domestic and foreign subsidiaries. All intercompany transactions and profits have been eliminated in the consolidated financial statements. The Company does not have off-balance sheet arrangements. Within the business segment information, inter-segment and inter-area sales have been eliminated. The Company has changed its presentation from thousands to millions and, as a result, any necessary rounding adjustments have been made to prior period disclosed amounts.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Revenue Recognition - Revenues are recognized when control of performance obligations, which are distinct goods or services within the contract, is transferred to the customer. Control is transferred when the customer has the ability to direct the use of and obtain the benefits from the goods or services. When revenue is recognized at a point in time, control generally transfers at time of shipment. Revenues are recognized over time if the customer simultaneously receives control as the Company performs work under a contract, if the customer controls the asset as it is being produced or if the product produced for the customer has no alternative use and the Company has a contractual right to payment.

For contracts where revenue is recognized over time, we use the cost-to-cost, efforts expended or units of delivery method depending on the nature of the contract, including length of production time. The estimation of these costs and efforts expended requires judgment on the part of management due to the duration of the contractual agreements as well as the technical nature of the products involved. We make adjustments to these estimates on a consistent basis and establish a contract reserve when the estimated costs to complete a contract exceed the expected contract revenues.

A contract's transaction price is allocated to each distinct performance obligation. When there are multiple performance obligations within a contract, the transaction price is allocated to each performance obligation based on its standalone selling price. The primary method used to estimate a standalone selling price is the price observed in standalone sales to customers of the same product or service. Revenue is recognized when control of the individual performance obligations is transferred to the customer.

We consider the contractual consideration payable by the customer and assess variable consideration that may affect the total transaction price. Variable consideration primarily includes prompt pay discounts, rebates and volume discounts and is included in the estimated transaction price when there is a basis to reasonably estimate the amount, including whether the estimate should be constrained in order to avoid a significant reversal of revenue in a future period. These estimates are based on historical experience, anticipated performance under the terms of the contract and our best judgment at the time.

Payment terms vary by customer and the geographic location of the customer. The time between when revenue is recognized and payment is due is not significant. Our contracts with customers generally do not include significant financing components or noncash consideration.

Taxes collected from customers and remitted to governmental authorities are excluded from revenue. Shipping and handling costs are treated as fulfillment costs and are included in cost of sales. The costs to obtain a contract where the amortization period for the related asset is one year or less are expensed as incurred.

There is generally no unilateral right to return products. The Company primarily offers an assurance-type standard warranty that the product will conform to certain specifications for a defined period of time or usage after delivery. This type of warranty does not represent a separate performance obligation.

Cash and Cash Equivalents - Cash equivalents consist of short-term, highly liquid investments with a maturity of three months or less. These investments are carried at cost plus accrued interest and are readily convertible into cash.

Trade Accounts Receivable, Net - Trade accounts receivable are initially recorded at their net collectible amount and are generally recorded at the time the revenue from the sales transaction is recorded. We evaluate the collectibility of our receivables based on historical experience and current and forecasted economic conditions based on management's judgment. Additionally, receivables are written off to bad debt when management makes a final determination of uncollectibility. Allowance for credit losses was $10 million and $21 million at June 30, 2025 and 2024, respectively.

Non-Trade and Notes Receivable - The non-trade and notes receivable caption in the Consolidated Balance Sheet is comprised of the following components:

June 30,	2025	2024
Notes receivable	$ 84	$ 93
Accounts receivable, other	234	238
Total	$ 318	$ 331

Property, Plant and Equipment and Depreciation - Property, plant and equipment are recorded at cost and are depreciated principally using the straight-line method for financial reporting purposes. Depreciation rates are based on estimated useful lives of the assets, generally 40 years for buildings, 15 years for land improvements and building equipment, seven to 10 years for machinery and equipment, and three to eight years for vehicles and office equipment. Improvements, which extend the useful life of property, are capitalized. Maintenance and repairs are expensed. We review property, plant and equipment for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. When property, plant and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in current income.

The property, plant and equipment caption in the Consolidated Balance Sheet is comprised of the following components:

June 30,	2025	2024
Land and land improvements	$ 411	$ 380
Buildings and building equipment	2,241	2,129
Machinery and equipment	4,432	4,217
Construction in progress	333	349
Total	$ 7,417	$ 7,075

Investments in Joint Ventures - Investments in joint venture companies in which ownership is 50 percent or less and in which the Company does not have operating control are accounted for under the equity method of accounting and are included in other assets on the Consolidated Balance Sheet. Equity method investments amounted to $280 million and $294 million at June 30, 2025 and 2024, respectively. A significant portion of the underlying net assets of the joint ventures are related to goodwill. Refer to Note 20 for further discussion.

Intangible Assets - Intangible assets primarily include patents and technology, trade names and customer relationships and contracts and are recorded at cost and amortized on a straight-line method. Patents and technology are amortized over the shorter of their remaining useful or legal life. Trade names are amortized over the estimated time period over which an economic benefit is expected to be received. Customer relationships are amortized over a period based on anticipated customer attrition rates or contractual lives. The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable.

Goodwill - The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would, more likely than not, reduce the fair value of a reporting unit below its carrying value.

Income Taxes - Income taxes are provided based upon income for financial reporting purposes. Taxes related to Global Intangible Low-Taxed Income ("GILTI") are treated as a current period expense when incurred. Tax credits and similar tax incentives are applied to reduce the provision for income taxes in the year in which the credits arise. We recognize accrued interest related to unrecognized tax benefits in income tax expense. Penalties, if incurred, are recognized in income tax expense. Deferred income taxes arise from temporary differences in the recognition of income and expense for tax purposes. Income tax effects resulting from adjusting temporary differences recorded in accumulated other comprehensive loss are released when the circumstances on which they are based cease to exist.

Fair Value Measurements - Assets and liabilities measured at fair value are classified according to the following hierarchy, which is determined by the observability of the inputs used in the valuation as of the measurement date. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable. Level 3 inputs are unobservable inputs that are significant to the fair value measurement.

Foreign Currency Translation - Assets and liabilities of foreign subsidiaries are translated at current exchange rates, and income and expenses are translated using weighted-average exchange rates. The effects of these translation adjustments, as well as gains and losses from certain hedging and intercompany transactions, are reported in accumulated other comprehensive loss. Such adjustments will affect net income only upon sale or liquidation of the underlying foreign investments. Exchange (gains) losses from transactions in a currency other than the local currency of the entity involved are included within other (income) expense, net in the Consolidated Statement of Income. Refer to Note 20 for further discussion.

Business Combinations - From time to time, we may enter into business combinations. Business acquisitions are accounted for using the acquisition method of accounting, which allocates the fair value of the purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. The acquisition method of accounting also requires us to refine these estimates over a measurement period not to exceed one year to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. Transaction costs associated with these acquisitions are expensed as incurred.

Subsequent Events - We evaluated subsequent events that have occurred through the date of filing of this Annual Report on Form 10-K for the year ended June 30, 2025 and determined no further events or transactions are required to be disclosed other than those already disclosed elsewhere in the Notes to Consolidated Financial Statements.

Recent Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses," which requires expanded interim and annual disclosures of expense information, including the amounts of inventory purchases, employee compensation, depreciation, amortization and depletion within commonly presented expense captions during the period. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the ASU to determine its impact on the Company's disclosures.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which enhances the disclosure requirements for income taxes primarily related to the rate reconciliation and income taxes paid information. The amendments are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendment should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact this guidance will have on the Company's disclosures.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company adopted the standard in the fourth quarter of fiscal 2025. Refer to Note 19 for further discussion.

In September 2022, the FASB issued ASU 2022-04, "Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations," which requires a buyer in a supplier finance program to disclose information about the program's nature, activity during the period, changes from period to period, and potential magnitude. To achieve that objective, the buyer should disclose qualitative and quantitative information about its supplier finance programs, including the outstanding amount under the program, the balance sheet presentation of the outstanding amount, and a rollforward of the obligations in the program. This ASU should be adopted retrospectively for each balance sheet period presented; however, the rollforward information should be provided prospectively. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on rollforward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company adopted the guidance on July 1, 2023, except for the rollforward requirement, which was adopted in the fourth quarter of fiscal 2025. The adoption did not have a material impact on the Company's consolidated financial statements. Refer to Note 8 for further discussion.

2.   **Revenue recognition**

Revenue is derived primarily from the sale of products in the aerospace & defense, in-plant & industrial equipment, transportation, off-highway, energy, and HVAC & refrigeration markets. A majority of the Company's revenues are recognized at a point in time. However, a portion of the Company's revenues are recognized over time.

Disaggregation of revenue

Revenue from contracts with customers is disaggregated by technology platform for the Diversified Industrial Segment, by market segment for the Aerospace Systems Segment and by geographic location for the total Company.

The Diversified Industrial Segment is an aggregation of several business units, which manufacture a broad range of motion-control systems and components for builders and users of various types of manufacturing, packaging, processing, transportation, agricultural, construction, and military vehicles and equipment. Contracts consist of individual purchase orders for standard product, blanket purchase orders and production contracts. Blanket purchase orders are often associated with individual purchase orders and have terms and conditions which are subject to a master supply or distributor agreement. Individual production contracts, some of which may include multiple performance obligations, are typically for products manufactured to the customer's specifications. Revenue in the Diversified Industrial Segment is typically recognized at the time of product shipment, but a portion of revenue may be recognized over time for installation services or in situations where the product has no alternative use and we have an enforceable right to payment.

Diversified Industrial Segment revenues by technology platform:

	2025	2024	2023
Motion Systems	$ 3,341	$ 3,706	$ 3,830
Flow and Process Control	4,518	4,673	4,939
Filtration and Engineered Materials	5,806	6,079	5,936
Total	$ 13,665	$ 14,458	$ 14,705

The Aerospace Systems Segment produces engine and airframe components and systems, which are utilized on virtually every major commercial and military aircraft. Contracts generally consist of blanket purchase orders and individual long-term production contracts. Blanket purchase orders, which have terms and conditions subject to long-term supply agreements, are typically associated with individual purchase orders. Revenue in the Aerospace Systems Segment is typically recognized at the time of product shipment, but a portion of revenue may be recognized over time in situations where the customer controls the asset as it is produced or the product has no alternative use and we have an enforceable right to payment.

Aerospace Systems Segment revenues by market segment:

	2025	2024	2023
Commercial OEM	$ 1,915	$ 1,779	$ 1,462
Commercial aftermarket	2,214	1,814	1,364
Defense OEM	1,138	1,125	905
Defense aftermarket	918	754	629
Total	$ 6,185	$ 5,472	$ 4,360

Total revenues by geographic region based on the Company's selling operation's location:

	2025	2024	2023
North America	$ 13,406	$ 13,512	$ 12,690
Europe	3,862	3,916	3,778
Asia Pacific	2,364	2,278	2,380
Latin America	218	224	217
Total	$ 19,850	$ 19,930	$ 19,065

The majority of revenues from the Aerospace Systems Segment is generated from sales within North America.

Contract balances

Contract assets and contract liabilities are reported on a contract-by-contract basis. Contract assets reflect revenue recognized and performance obligations satisfied in advance of customer billing. Contract liabilities relate to payments received in advance of the satisfaction of performance under the contract. Payments from customers are received based on the terms established in the contract with the customer.

Total contract assets and contract liabilities are as follows:

	2025	2024
Contract assets, current (included within Other current assets)	$ 149	$ 137
Contract assets, noncurrent (included within Other assets)	16	21
Total contract assets	165	158
Contract liabilities, current (included within Other accrued liabilities)	(211)	(184)
Contract liabilities, noncurrent (included within Other liabilities)	(71)	(78)
Total contract liabilities	(282)	(262)
Net contract liabilities	$ (117)	$ (104)

Net contract liabilities at June 30, 2025 increased from the prior year amount due to timing differences between when revenue was recognized and the receipt of advance payments. During 2025, approximately $165 million of revenue was recognized that was included in the contract liabilities at June 30, 2024.

Remaining performance obligations

Our backlog represents written firm orders from a customer to deliver products and, in the case of blanket purchase orders, only includes the portion of the order for which a schedule or release has been agreed to with the customer. We believe our backlog represents our unsatisfied or partially unsatisfied performance obligations. Backlog at June 30, 2025 was $11.0 billion, of which approximately 71 percent is expected to be recognized as revenue within the next 12 months and the balance thereafter.

3.   **Acquisitions and Divestitures**

Pending Acquisition

On June 30, 2025, the Company announced that it has agreed to acquire Curtis Instruments, Inc. from Rehlko, for approximately $1.0 billion in cash.

Curtis designs and manufactures motor speed controllers, instrumentation, power conversion and input devices that complement Parker's strength in electric vehicle motors, hydraulic and electrification technologies. The transaction is subject to customary closing conditions, including receipt of applicable regulatory approvals, and is expected to close by the end of calendar year 2025.

Acquisitions

On September 12, 2022, we completed the acquisition of all the outstanding ordinary shares of Meggitt for 800 pence per share, resulting in an aggregate cash purchase price of $7.2 billion, including the assumption of debt.

Meggitt is a leader in design, manufacturing and aftermarket support of technologically differentiated systems and equipment in aerospace, defense and selected energy markets with annual sales of approximately $2.1 billion for the year ended December 31, 2021. For segment reporting purposes, the majority of Meggitt's sales are included in the Aerospace Systems Segment, with the remainder attributed to the Diversified Industrial Segment.

Assets acquired and liabilities assumed are recognized at their respective fair values as of the acquisition date. The process of estimating the fair values of certain tangible assets, identifiable intangible assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. During the measurement period which ended in September 2023, adjustments did not have a material impact on the Consolidated Statement of Income. The following table presents the final estimated fair values of Meggitt's assets acquired and liabilities assumed on the acquisition date.

	June 30, 2023 (previously reported)		Measurement Period Adjustments		September 12, 2022 (Final)	
Assets:						
Cash and cash equivalents	$	90	$	—	$	90
Accounts receivable		410		1		411
Inventories		739		14		753
Prepaid expenses and other		102		21		123
Property, plant and equipment, net		659		(1)		658
Deferred income taxes		34		(19)		15
Other assets		181		(1)		180
Intangible assets		5,679		(28)		5,651
Goodwill		2,789		11		2,800
Total assets acquired	$	10,683	$	(2)	$	10,681
Liabilities:						
Notes payable and long-term debt payable within one year	$	308	$	—	$	308
Accounts payable, trade		220		(1)		219
Accrued payrolls and other compensation		87		—		87
Accrued domestic and foreign taxes		21		(1)		20
Other accrued liabilities		322		158		480
Long-term debt		712		—		712
Pensions and other postretirement benefits		100		(2)		98
Deferred income taxes		1,259		(19)		1,240
Other liabilities		418		(137)		281
Total liabilities assumed		3,447		(2)		3,445
Net assets acquired	$	7,236	$	—	$	7,236

Goodwill is calculated as the excess of the purchase price over the net assets acquired and represents cost synergies and enhancements to our existing technologies. For tax purposes, Meggitt's goodwill is not deductible. Based upon a final acquisition valuation, we acquired $4.2 billion of customer-related intangible assets, $1.1 billion of technology and $303 million of trade names, each with weighted-average estimated useful lives of 21, 22 and 18 years, respectively. These intangible assets were valued using the income approach, which includes significant assumptions around future revenue growth, earnings before interest, taxes, depreciation and amortization, royalty rates and discount rates. Such assumptions are classified as level 3 inputs within the fair value hierarchy.

Based upon a final acquisition valuation, the fair value of the assets acquired includes $115 million and $91 million of operating and finance lease right-of-use assets, respectively. As of the acquisition date, the fair value of liabilities assumed includes $116 million and $90 million of operating and finance lease liabilities, respectively, of which, $18 million and $1 million of operating and finance lease liabilities, respectively, are current liabilities.

Debt assumed included $900 million aggregate principal amount of private placement notes with fixed interest rates ranging from 2.78 percent to 3.60 percent, and maturity dates ranging from July 2023 to July 2026. The private placement notes were recorded at fair value at acquisition. In October 2022, we paid off $300 million aggregate principal amount of private placement notes in two tranches pursuant to an offer to noteholders according to change in control provisions. In June 2023, the Company paid the remaining $600 million aggregate principal amount of private placement notes assumed in the acquisition, which resulted in a $10 million charge recorded in interest expense in the Consolidated Statement of Income associated with the fair value discount.

Based upon a final acquisition valuation, we also assumed $142 million of liabilities associated with environmental matters. As of the acquisition date, approximately $102 million of environmental matters are included within other accrued liabilities, and the remainder is included within other liabilities in the Consolidated Balance Sheet. The environmental matters primarily relate to known exposures arising from environmental litigation, investigations and remediation of certain sites for which Meggitt has been identified as a potentially responsible party. The liabilities are based on outcomes of litigation and estimates of the level and timing of remediation costs, including the period of operating and monitoring activities required.

Our consolidated financial statements for 2023 include the results of operations of Meggitt from the date of acquisition through June 30, 2023. Net sales and segment operating income attributable to Meggitt during 2023 were $2.1 billion and $23 million, respectively. Segment operating income attributable to Meggitt includes estimated amortization and depreciation expense associated with the preliminary fair value estimates of intangible assets, plant and equipment, inventory, as well as acquisition integration charges. Refer to Note 4 for further discussion of acquisition integration charges.

Acquisition-related transaction costs totaled $115 million in 2023. These costs are included in selling, general and administrative expenses in the Consolidated Statement of Income.

The following table presents unaudited pro forma information for 2023 and 2022 as if the acquisition had occurred on July 1, 2021.

(Unaudited)	2023	2022
Net sales	$ 19,447	$ 17,911
Net income attributable to common shareholders	1,957	1,530

The historical consolidated financial information of Parker and Meggitt has been adjusted in the pro forma information in the table above to give effect to events that are directly attributable to the Acquisition and factually supportable. To reflect the occurrence of the acquisition on July 1, 2021, the unaudited pro forma information includes adjustments for the amortization of the step-up of inventory to fair value and incremental depreciation and amortization expense resulting from the fair value adjustments to property, plant and equipment and intangible assets. These adjustments were based upon a preliminary purchase price allocation. Additionally, adjustments to financing costs and income tax expense were also made to reflect the capital structure and anticipated effective tax rate of the combined entity. Additionally, the pro forma information includes adjustments for non-recurring transactions directly related to the acquisition, including the gain on the divestiture of the aircraft wheel and brake business, loss on deal-contingent forward contracts, and transaction costs. These non-recurring adjustments totaled $199 million and $654 million in 2023 and 2022, respectively. The resulting pro forma amounts are not necessarily indicative of the results that would have been obtained if the acquisition had occurred as of the beginning of the period presented or that may occur in the future, and do not reflect future synergies, integration costs or other such costs or savings.

Divestitures

We continually assess our existing businesses and may divest those that are not considered to be a good long-term strategic fit for the Company.

During November 2024, we divested our CFC business within the North America businesses of the Diversified Industrial Segment, which was acquired in the acquisition of Meggitt, for net proceeds of $555 million. The resulting pre-tax gain of $241 million is included in gain on sale of businesses and assets, net in the Consolidated Statement of Income. The operating results and net assets of this business were immaterial to the Company's consolidated results of operations and financial position.

During November 2024, we divested a non-core filtration business within the North America businesses of the Diversified Industrial Segment for proceeds of $66 million. The resulting pre-tax gain of $11 million is included in gain on sale of businesses and assets, net in the Consolidated Statement of Income. The operating results and net assets of this business were immaterial to the Company's consolidated results of operations and financial position.

During December 2023, we divested our Filter Resources business, which was part of the Diversified Industrial Segment, for proceeds of $37 million. The resulting pre-tax gain of $12 million is included in gain on sale of businesses and assets, net in the Consolidated Statement of Income. The operating results and net assets of the Filter Resources business were immaterial to the Company's consolidated results of operations and financial position.

During September 2023, we divested the MicroStrain sensing systems business, which was part of the Diversified Industrial Segment, for proceeds of $37 million. The resulting pre-tax gain of $13 million is included in gain on sale of businesses and assets, net in the Consolidated Statement of Income. The operating results and net assets of the MicroStrain sensing systems business were immaterial to the Company's consolidated results of operations and financial position.

During March 2023, we divested a French aerospace business, which was part of the Aerospace Systems Segment, for proceeds of $27 million. The resulting pre-tax loss of $12 million is included in gain on sale of businesses and assets, net in the Consolidated Statement of Income. The operating results and net assets of the French aerospace business were immaterial to the Company's consolidated results of operations and financial position.

During September 2022, we divested our aircraft wheel and brake business, which was part of the Aerospace Systems Segment, for proceeds of $443 million. The resulting pre-tax gain of $374 million is included in gain on sale of businesses and assets, net in the Consolidated Statement of Income. The operating results and net assets of the aircraft wheel and brake business were immaterial to the Company's consolidated results of operations and financial position.

4.   Business Realignment and Acquisition Integration Charges

The Company incurred business realignment and acquisition integration charges in 2025, 2024 and 2023. Business realignment charges included severance costs related to actions taken under the Company's simplification initiative aimed at reducing organizational and process complexity, as well as plant closures. In 2025, 2024 and 2023, a majority of the business realignment charges were incurred in Europe. We believe the realignment actions will positively impact future results of operations but will not have a material effect on liquidity and sources and uses of capital.

Business realignment charges by business segment are as follows:

		2025		2024		2023
Diversified Industrial	$	53	$	51	$	24
Aerospace Systems		—		—		3
Corporate general and administrative expenses		1		—		—
Other (income) expense, net		2		2		—

Workforce reductions in connection with such business realignment charges by business segment are as follows:

(Headcount in single units)	2025	2024	2023
Diversified Industrial	1,092	1,064	728
Aerospace Systems	61	1	30
Corporate general and administrative expenses	13	—	—

The business realignment charges are presented in the Consolidated Statement of Income as follows:

		2025		2024		2023
Cost of sales	$	31	$	30	$	16
Selling, general and administrative expenses		23		21		11
Gain on sale of businesses and assets, net		2		2		—

During 2025, approximately $45 million in payments were made relating to business realignment charges. Remaining payments related to current-year and prior-year business realignment actions of approximately $26 million, a majority of which are expected to be paid by December 31, 2025, are primarily reflected within the accrued payrolls and other compensation and other accrued liabilities captions in the Consolidated Balance Sheet. Additional charges may be recognized in future periods related to the business realignment and acquisition integration actions described above, the timing and amount of which are not known at this time.

We also incurred acquisition integration charges related to the Meggitt acquisition. Charges by business segment are as follows:

		2025		2024		2023
Diversified Industrial	$	3	$	4	$	9
Aerospace Systems		19		34		86

In 2025, 2024 and 2023, acquisition integration charges relate to the acquisition of Meggitt. These charges were primarily included in selling, general and administrative expenses in the Consolidated Statement of Income.

5.   Income Taxes

Income before income taxes was derived from the following sources:

	2025	2024	2023
United States	$ 2,514	$ 2,120	$ 1,408
Foreign	1,593	1,475	1,272
Total	$ 4,107	$ 3,595	$ 2,680

Income taxes include the following:

	2025	2024	2023
Federal			
Current	$ 424	$ 328	$ 161
Deferred	(98)	11	81
Foreign			
Current	374	355	297
Deferred	(154)	16	(13)
State and local			
Current	81	34	46
Deferred	(52)	6	24
Total	$ 575	$ 750	$ 596

A reconciliation of the effective income tax rate to the statutory federal rate follows:

	2025	2024	2023
Statutory federal income tax rate	21.0 %	21.0 %	21.0 %
State and local income taxes	0.6	0.9	2.1
Tax related to international activities	(2.8)	2.3	1.2
Cash surrender value of life insurance	(0.1)	(0.1)	(0.1)
Foreign derived intangible income deduction	(1.3)	(1.5)	(1.1)
Research tax credit	(0.4)	(0.6)	(0.7)
Share-based compensation	(1.2)	(1.2)	(1.0)
Other	(1.8)	0.1	0.8
Effective income tax rate	14.0 %	20.9 %	22.2 %

In December 2021, the Organization for Economic Cooperation and Development ("OECD") published a framework, known as Pillar Two, defining a global minimum tax of 15 percent on large corporations. The OECD has since issued administrative guidance providing transition and safe harbor rules around the implementation of the Pillar Two global minimum tax. Several countries have proposed or enacted legislation to implement core elements of the Pillar Two proposal effective for years beginning after December 31, 2023, which for us is fiscal year 2025. Pillar Two does not currently have a significant impact on our consolidated financial statements. Future legislation and guidance may result in a change to our assessment.

On July 4, 2025, H.R. 1, commonly referred to as the One Big Beautiful Bill Act, (the "Act"), was signed into law. The Act makes various provisions of the 2017 Tax Cuts and Jobs Act permanent while also restoring full expensing of research & development costs and capital investments. The majority of these provisions will impact us starting in fiscal year 2027. We continue to evaluate the future impacts of these provisions and, as of June 30, 2025, have not recorded the impact of any future provisions. We do not expect The Act to have a material impact on our financial statements.

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

	2025	2024
Retirement benefits	$ 27	$ 124
Other liabilities and reserves	189	214
Long-term contracts	41	45
Stock-based compensation	38	34
Loss carryforwards	114	1,064
Inventory	70	68
Capitalized research and development	172	146
Tax credit carryforwards	45	36
Unrealized currency exchange gains and losses	5	(18)
Undistributed foreign earnings	(32)	(30)
Depreciation and amortization	(1,748)	(2,104)
Valuation allowance	(141)	(1,070)
Net deferred tax (liability)	$ (1,220)	$ (1,491)
Change in net deferred tax (liability):		
Provision for deferred tax	$ 304	$ (32)
Items of other comprehensive (loss) income	(44)	(24)
Acquisitions and other	11	133
Total change in net deferred tax	$ 271	$ 77

The following schedule presents the changes in deferred tax asset valuation allowance as follows:

	Balance at Beginning of Period	(Deductions)/ Additions Charged to Costs and Expenses	Other (Deductions)/ Additions[1]	Balance at End of Period
Deferred tax asset valuation allowance:				
Year ended June 30, 2023	$ 902	$ 163	$ 13	$ 1,078
Year ended June 30, 2024	1,078	(10)	2	1,070
Year ended June 30, 2025	1,070	(929)	—	141

[1] The balance primarily represents adjustments due to acquisitions.

During the year ended June 30, 2025, we completed an initiative that simplified our foreign legal entity structure. The initiative impacted our evaluation of certain foreign tax loss carryforwards whose realizability was previously considered to be remote. This led to a valuation allowance release and the recording of a $180 million discrete tax benefit. Additionally, as a result of the initiative, $784 million in deferred tax assets for certain other foreign tax loss carryforwards whose realizability was previously considered to be remote, and the associated valuation allowances, were also written off.

As of June 30, 2025, we recorded deferred tax assets of $114 million resulting from $492 million in loss carryforwards. A valuation allowance of $106 million related to the loss carryforwards has been established due to the uncertainty of their realization. Of this valuation allowance, $92 million relates to non-operating entities whose loss carryforward utilization is considered to be remote. Some of the loss carryforwards can be carried forward indefinitely; others can be carried forward from three years to 20 years. In addition, a valuation allowance of $35 million related to other future deductible items has been established due to the uncertainty of their realization.

Although future distributions of foreign earnings to the United States should not be subject to U.S. federal income taxes, other U.S. or foreign taxes may be imposed on such earnings. We have analyzed existing factors and determined we will no longer permanently reinvest certain foreign earnings. On these undistributed foreign earnings of approximately $484 million that are no longer permanently reinvested outside of the United States, we have recorded a deferred tax liability of $16 million. The remaining undistributed foreign earnings of approximately $1,011 million remain permanently reinvested outside the United States at June 30, 2025. Of these undistributed earnings, we have recorded a deferred tax liability of $17 million where certain foreign holding companies are not permanently reinvested in their subsidiaries. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the potential distribution of such permanently reinvested foreign earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

		2025		2024		2023
Balance July 1	$	102	$	114	$	91
Additions for tax positions related to current year		6		6		9
Additions for tax positions of prior years		19		—		6
Additions for acquisitions		—		4		26
Reductions for tax positions of prior years		—		(5)		(3)
Reductions for settlements		—		—		(7)
Reductions for expiration of statute of limitations		(27)		(15)		(11)
Effect of foreign currency translation		4		(2)		3
Balance June 30	$	104	$	102	$	114

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $104 million, $102 million and $114 million as of June 30, 2025, 2024 and 2023, respectively. The accrued interest related to the gross unrecognized tax benefits, excluded from the amounts above, was $28 million, $27 million, and $21 million as of June 30, 2025, 2024 and 2023, respectively. The accrued penalties related to the gross unrecognized tax benefits, excluded from the amounts above, was $2 million as of June 30, 2025, 2024, and 2023.

It is reasonably possible that, within the next 12 months, the amount of gross unrecognized tax benefits could be reduced by up to approximately $60 million as a result of the revaluation of existing uncertain tax positions arising from developments in the examination process or the closure of tax statutes. Any increase in the amount of unrecognized tax benefits within the next 12 months is expected to be insignificant.

We file income tax returns in the United States and in various foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. We are open to assessment of our U.S. federal income tax returns by the Internal Revenue Service for years after 2013, and our state and local income tax returns for years after 2018. We are open to assessment for significant foreign jurisdictions for years after 2013.

6.   **Earnings Per Share**

Basic earnings per share are computed using the weighted-average number of common shares outstanding during the year. Diluted earnings per share are computed using the weighted-average number of common shares and common share equivalents outstanding during the year. Common share equivalents represent the dilutive effect of outstanding equity-based awards. The reconciliation of the numerator and denominator of basic and diluted earnings per share was as follows (shares in millions):

		2025		2024		2023
Numerator:						
Net income attributable to common shareholders	$	3,531	$	2,844	$	2,083
Denominator:						
Basic - weighted-average common shares		128.3		128.5		128.4
Dilutive effect of equity-based awards		1.9		1.7		1.5
Diluted - weighted-average common shares		130.2		130.2		129.9
Basic earnings per share[1]	$	27.52	$	22.13	$	16.23
Diluted earnings per share[1]	$	27.12	$	21.84	$	16.04

[1] Figures in the table may not recalculate exactly due to rounding. Earnings per share is calculated using unrounded numbers.

For 2025, 2024 and 2023, 0.3 million, 0.4 million and 1.0 million common shares, respectively, subject to equity-based awards were excluded from the computation of diluted earnings per share because the effect of their exercise would be anti-dilutive.

7. Inventories

Inventories are stated at the lower of cost or net realizable value using the first-in, first-out ("FIFO") method. Cost components include raw materials, purchased components, labor and overhead.

The inventories caption in the Consolidated Balance Sheet is comprised of the following components:

June 30,	2025	2024
Finished products	$ 778	$ 778
Work in process	1,485	1,421
Raw materials	576	588
Total	$ 2,839	$ 2,787

8. Supply Chain Financing

We have SCF programs with financial intermediaries, which provide certain suppliers the option to be paid by the financial intermediaries earlier than the due date on the applicable invoice. We are not a party to the agreements between the participating financial intermediaries and the suppliers in connection with the programs. The range of payment terms we negotiate with our suppliers is consistent, irrespective of whether a supplier participates in the SCF programs. We do not reimburse suppliers for any costs they incur for participation in the SCF programs and their participation is voluntary.

The following table summarizes the changes in amounts due to our suppliers that elected to participate in the SCF programs. These amounts are included in accounts payable, trade on the Consolidated Balance Sheet, and payments made under the SCF programs are included within operating activities on the Consolidated Statement of Cash Flows.

	2025	2024
Beginning balance	$ 116	$ 85
Invoices confirmed during the year	500	363
Invoices settled during the year	(446)	(331)
Foreign currency translation adjustments	5	(1)
Ending balance	$ 175	$ 116

9. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill are as follows:

	Diversified Industrial Segment	Aerospace Systems Segment	Total
Balance June 30, 2023	$ 7,683	$ 2,946	$ 10,629
Acquisitions	1	10	11
Divestitures	(25)	—	(25)
Foreign currency translation	(52)	(56)	(108)
Balance June 30, 2024	$ 7,607	$ 2,900	$ 10,507
Divestitures	(90)	—	(90)
Foreign currency translation	211	66	277
Balance June 30, 2025	$ 7,728	$ 2,966	$ 10,694

Acquisitions represent goodwill resulting from the purchase price allocation for the acquisition of Meggitt during the measurement period. Refer to Note 3 for further discussion.

Divestitures represent goodwill associated with the sale of businesses during 2025 and 2024.

Goodwill is tested for impairment at the reporting unit level annually and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit may exceed its fair value. Our annual impairment tests performed in 2025, 2024 and 2023 resulted in no impairment loss being recognized.

Intangible assets are amortized on a straight-line method over their legal or estimated useful lives. The gross carrying value and accumulated amortization for each major category of intangible asset at June 30 are as follows:

	2025		2024	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patents and technology	$ 2,134	$ 556	$ 2,117	$ 452
Trade names	1,037	499	1,042	441
Customer relationships and other	8,194	2,936	8,044	2,494
Total	$ 11,365	$ 3,991	$ 11,203	$ 3,387

Total intangible asset amortization expense in 2025, 2024 and 2023 was $553 million, $578 million and $501 million, respectively. The estimated intangible asset amortization expense for the five years ending June 30, 2026 through 2030 is $550 million, $547 million, $539 million, $518 million and $489 million, respectively.

Intangible assets are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use over their expected useful lives and eventual disposition may be less than their net carrying value. No material intangible asset impairments occurred in 2025, 2024 or 2023.

10. Financing Arrangements

As of June 30, 2025, the Company had a line of credit totaling $3.0 billion through a multi-currency revolving credit agreement with a group of banks with $1.2 billion available for borrowing under the credit agreement. On August 21, 2025, the multi-currency revolving credit agreement was amended to increase the total line of credit by $750 million to $3.75 billion. The credit agreement expires June 2028; however, the Company has the right to request a one-year extension of the expiration date on an annual basis, which may result in changes to the current terms and conditions of the credit agreement. Advances from the credit agreement can be used for general corporate purposes, including acquisitions, and for the refinancing of existing indebtedness. The credit agreement supports our commercial paper program, and issuances of commercial paper reduce the amount of credit available under the agreement. The credit agreement requires the payment of an annual facility fee, the amount of which may increase in the event our credit ratings are lowered. Although a lowering of our credit ratings would likely increase the cost of future debt, it would not limit our ability to use the credit agreement nor would it accelerate the repayment of any outstanding borrowings.

The Company was authorized to sell up to $3.0 billion of short-term commercial paper notes as of June 30, 2025 with commercial paper notes outstanding as of June 30, 2025 and 2024 of $1.8 billion and $2.1 billion, respectively. On August 21, 2025, the authorization limit for short-term commercial paper notes increased to $3.75 billion. The Company had $10 million outstanding borrowings from foreign banks at June 30, 2025 and no outstanding borrowings at June 30, 2024. The weighted-average interest rate on notes payable outstanding at June 30, 2025 and 2024 was 4.6 percent and 5.5 percent, respectively.

In the ordinary course of business, some of our locations may enter into financial guarantees through financial institutions which enable customers to be reimbursed in the event of nonperformance by the Company.

The Company's credit agreements and indentures governing certain debt agreements contain various covenants, the violation of which would limit or preclude the use of the applicable agreements for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the applicable agreements. Based on our rating level at June 30, 2025, the most restrictive financial covenant provides that the ratio of debt to debt-shareholders' equity cannot exceed 0.65 to 1.0. As of June 30, 2025, our debt to debt-shareholders' equity ratio was 0.41 to 1.0. We are in compliance with all covenants.

11. Debt

June 30,	2025	2024
Domestic:		
3.30% Fixed-rate medium term notes, due 2025	$ —	$ 500
4.20% Fixed-rate medium term notes, due 2035	500	500
6.25% Fixed-rate medium term notes, due 2038	325	325
4.45% Fixed-rate medium term notes, due 2045	500	500
3.25% Senior Notes, due 2027	700	700
4.25% Senior Notes, due 2028	1,200	1,200
3.25% Senior Notes, due 2029	1,000	1,000
4.50% Senior Notes, due 2030	1,000	1,000
4.10% Senior Notes, due 2047	600	600
4.00% Senior Notes, due 2049	800	800
Term Loan Facility, due 2026	—	490
Foreign:		
1.125% Euro Senior Notes, due 2025	—	750
2.90% Euro Senior Notes, due 2030	821	—
Other long-term debt (includes finance leases)	109	105
Deferred debt issuance costs	(54)	(58)
Total	7,501	8,412
Less: Long-term debt payable within one year	7	1,255
Long-term debt	$ 7,494	$ 7,157

During 2025, the company issued €700 million aggregate principal amount of 2.90 percent Senior Notes due March 1, 2030. Interest will be paid annually on March 1st of each year, commencing March 1, 2026. We used the net proceeds from the issuance, together with cash on hand, to repay the €700 million aggregate principal amount of 1.125 percent Senior Notes upon maturity in March 2025.

Our debt portfolio previously included a Term Loan Facility. During 2025, we repaid the remaining principal balance of $490 million of the Term Loan Facility. Additionally, we repaid the $500 million aggregate principal amount of fixed rate medium-term notes bearing interest of 3.30 percent upon maturity in November 2024.

In 2024, we repaid in full $575 million and $1.4 billion aggregate principal amount of Senior Notes, with interest rates of 2.70 percent and 3.65 percent, respectively, which matured in 2024.

Principal amounts of long-term debt payable in the five years ending June 30, 2026 through 2030 are $7 million, $706 million, $1.2 billion, $1.0 billion and $1.8 billion, respectively. The principal amounts of long-term debt payable exclude the amortization of debt issuance costs.

12. Leases

We primarily enter into lease agreements for office space, distribution centers, certain manufacturing facilities and equipment. Certain leases contain options that provide us with the ability to extend the lease term. Such options are included in the lease term when it is reasonably certain that the option will be exercised. When accounting for leases, we combine payments for leased assets, related services and other components of a lease. Payments within certain lease agreements are adjusted periodically for changes in an index or rate. In addition, leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheet.

The discount rate implicit within our leases is generally not determinable, and therefore we determine the discount rate based on our incremental borrowing rate. The incremental borrowing rate for our leases is determined based on lease term and the currency in which lease payments are made.

The components of lease expense are as follows:

		2025		2024		2023
Operating lease expense	$	64	$	68	$	60
Finance lease cost:						
Amortization of lease assets		8		7		6
Interest on lease liabilities		5		5		4
Short-term lease cost		13		9		8
Variable lease cost		6		6		6
Total lease cost	$	96	$	95	$	84

Supplemental cash flow information related to leases is as follows:

		2025		2024		2023
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash outflows - payments on operating leases	$	64	$	65	$	58
Operating cash outflows - interest payments on finance leases		5		5		4
Financing cash outflows - payments on finance lease obligations		5		5		5
Right-of-use assets obtained in exchange for operating lease obligations		18		42		45
Right-of-use assets obtained in exchange for finance lease obligations		2		4		1

Supplemental balance sheet information related to operating leases is as follows:

		2025		2024
Operating Leases				
Operating lease right-of-use assets (included within Other assets)	$	192	$	226
Current operating lease liabilities (included within Other accrued liabilities)	$	47	$	54
Long-term operating lease liabilities (included within Other liabilities)		154		180
Total operating lease liabilities	$	201	$	234
Finance Leases				
Property, plant and equipment	$	127	$	116
Accumulated depreciation		(25)		(15)
Property, plant and equipment, net	$	102	$	101
Notes payable and long-term debt payable within one year	$	6	$	5
Long-term debt		102		98
Total finance lease liabilities	$	108	$	103
Weighted-average remaining lease term				
Operating leases		6.3 years		6.4 years
Finance leases		18.8 years		19.5 years
Weighted-average discount rate				
Operating leases		4.3 %		4.2 %
Finance leases		5.2 %		5.2 %

Maturities of lease liabilities at June 30, 2025 are as follows:

	Operating Leases		Finance Leases	
2026	$	54	$	11
2027		43		11
2028		33		10
2029		24		10
2030		17		10
Thereafter		62		119
Total lease payments	$	233	$	171
Less imputed interest		32		63
Total lease liabilities	$	201	$	108

13. Retirement Benefits

Pensions and Other Postretirement Benefits

The Company has noncontributory defined benefit pension plans covering eligible employees, including certain employees in foreign countries. Our largest plans are generally closed to new participants. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat-dollar amounts and years of service. We also have arrangements for certain key employees, which provide for supplemental retirement benefits. In general, the Company's policy is to fund these plans based on legal requirements, tax considerations, local practices and investment opportunities.

The Company provides postretirement medical and life insurance benefits to certain retirees and eligible dependents through an unfunded plan. The plan is contributory, with retiree contributions adjusted annually, and pays stated percentages of covered medically necessary expenses incurred by retirees after subtracting payments by Medicare or other providers and after stated deductibles have been met. The Company has established cost maximums to more effectively control future health care costs. We have reserved the right to change this benefit plan.

A summary of the Company's defined benefit pension and other postretirement benefit plans follows:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Benefit cost									
Service cost	$ 28	$ 29	$ 35	$ 22	$ 22	$ 23	$ —	$ —	$ —
Interest cost	184	190	165	76	80	60	4	4	3
Expected return on plan assets	(245)	(258)	(238)	(87)	(95)	(73)	—	—	—
Amortization of prior service cost	3	1	1	—	—	—	—	—	—
Amortization of net actuarial loss (gain)	7	2	8	7	6	9	(2)	(2)	(1)
Settlements	3	—	—	—	—	—	—	—	—
Divestitures	—	—	—	—	—	(3)	—	—	—
Net periodic benefit cost (credit)	$ (20)	$ (36)	$ (29)	$ 18	$ 13	$ 16	$ 2	$ 2	$ 2

Components of net periodic benefit cost, other than service cost, are included in other (income) expense, net in the Consolidated Statement of Income.

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2025	2024	2025	2024	2025	2024
Change in benefit obligation						
Benefit obligation at beginning of year	$ 3,723	$ 4,008	$ 1,817	$ 1,828	$ 71	$ 79
Service cost	28	29	22	22	—	—
Interest cost	184	190	76	80	4	4
Acquisition	—	—	—	—	—	—
Actuarial gain[1]	(12)	(106)	(104)	(6)	(6)	(5)
Benefits paid	(254)	(414)	(88)	(81)	(6)	(7)
Settlements	(55)	—	(6)	—	—	—
Plan amendments	1	16	—	—	—	—
Foreign currency translation and other	—	—	168	(26)	—	—
Benefit obligation at end of year	$ 3,615	$ 3,723	$ 1,885	$ 1,817	$ 63	$ 71
Change in plan assets						
Fair value of plan assets at beginning of year	$ 3,363	$ 3,548	$ 2,003	$ 1,907	$ —	$ —
Actual return on plan assets	347	179	—	98	—	—
Employer contributions	62	50	87	105	6	7
Benefits paid	(254)	(414)	(88)	(81)	(6)	(7)
Settlements	(55)	—	(6)	—	—	—
Foreign currency translation and other	—	—	187	(26)	—	—
Fair value of plan assets at end of year	$ 3,463	$ 3,363	$ 2,183	$ 2,003	$ —	$ —
Funded status	$ (152)	$ (360)	$ 298	$ 186	$ (63)	$ (71)

[1] The actuarial gain for the Non-U.S. pension plans in 2025 was primarily driven by an increase in discount rates. Additionally, both the U.S. and Non-U.S. pension plans generated actuarial gains in 2025 due to favorable demographic experience. The actuarial gain for the U.S. pension plans in 2024 was primarily driven by an increase in discount rates.

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2025	2024	2025	2024	2025	2024
Amounts recognized on the Consolidated Balance Sheet						
Other assets	$ —	$ —	$ 346	$ 244	$ —	$ —
Other accrued liabilities	(11)	(63)	(1)	(2)	(6)	(7)
Pensions and other postretirement benefits	(141)	(297)	(47)	(56)	(57)	(64)
Net amount recognized	$ (152)	$ (360)	$ 298	$ 186	$ (63)	$ (71)
Pre-tax amounts recognized in Accumulated Other Comprehensive Loss						
Net actuarial loss (gain)	$ 191	$ 315	$ 230	$ 233	$ (25)	$ (20)
Prior service cost	18	20	2	2	—	—
Net amount recognized	$ 209	$ 335	$ 232	$ 235	$ (25)	$ (20)

In addition to the pension and other postretirement benefit obligations shown in the tables above, pensions and other postretirement benefits on the Consolidated Balance Sheet includes other immaterial international pension related liabilities.

The accumulated benefit obligation for all defined benefit plans was $5.4 billion and $5.4 billion at June 30, 2025 and 2024, respectively.

Information for pension plans with accumulated benefit obligations in excess of plan assets:

	2025	2024
Accumulated benefit obligation	$ 316	$ 3,778
Fair value of plan assets	171	3,502

Information for pension plans with projected benefit obligations in excess of plan assets:

	2025	2024
Projected benefit obligation	$ 3,865	$ 4,211
Fair value of plan assets	3,665	3,794

Expected Contributions and Benefit Payments - We expect to make cash contributions of approximately $58 million to our defined benefit pension plans in 2026, of which $11 million and $47 million relate to U.S. and non-U.S. plans, respectively.

The following estimated benefit payments are expected to be paid during each respective year:

	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Postretirement Benefits
2026	$ 273	$ 104	$ 6
2027	275	108	6
2028	276	110	6
2029	286	97	6
2030	279	80	5
2031 - 2035	1,387	614	24

Assumptions - The weighted-average actuarial assumptions used to measure the net periodic benefit cost and benefit obligations are:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Net Periodic Benefit Cost									
Discount rate	5.27 %	4.88 %	4.36 %	4.19 %	4.24 %	3.40 %	5.23 %	4.86 %	4.26 %
Average increase in compensation	3.81 %	3.81 %	3.35 %	2.73 %	2.76 %	2.87 %	NA	NA	NA
Expected return on plan assets	7.00 %	7.00 %	6.50 %	4.47 %	5.22 %	4.13 %	NA	NA	NA
Benefit Obligation									
Discount rate	5.27 %	5.27 %	4.88 %	4.36 %	4.19 %	4.24 %	5.18 %	5.23 %	4.86 %
Average increase in compensation	3.79 %	3.76 %	3.81 %	2.65 %	2.73 %	2.76 %	NA	NA	NA

The discount rate assumption is based on current rates of high-quality, long-term corporate bonds over the same estimated time period that benefit payments will be required to be made. The expected return on plan assets assumption is based on the weighted-average expected return of the various asset classes in the plans' portfolio. The asset class return is developed using historical asset return performance as well as current market conditions such as inflation, interest rates and equity market performance.

The health care cost trend rate assumptions used to measure the postretirement benefit obligations are:

	2025	2024
Health care cost trend rate assumed for next year	9.73 %	10.35 %
Ultimate health care cost trend rate	4.50 %	4.50 %
Year that the ultimate rate is reached	2035	2034

Plan Assets - The weighted-average allocation of the majority of the assets related to the defined benefit plans is as follows:

	2025	2024
Equities	20 %	26 %
Fixed income	46 %	45 %
Other investments	34 %	29 %
	100 %	100 %

The weighted-average target asset allocation as of June 30, 2025 is 20 percent equities, 48 percent fixed income and 32 percent other investments. The investment strategy for the Company's worldwide defined benefit pension plan assets focuses on achieving prudent actuarial funding ratios while maintaining acceptable levels of risk in order to provide adequate liquidity to meet immediate and future benefit requirements. This strategy requires investment portfolios that are broadly diversified across various asset classes and external investment managers. Assets held in the U.S. and U.K. defined benefit plans account for 61 percent and 24 percent, respectively, of our total defined benefit plan assets. The overall investment strategy with respect to our U.S. defined benefit plan is to use a funding strategy more heavily weighted toward liability-hedging assets as the funded status improves. Over time, we will increase the allocation to long duration fixed income investments and reduce exposure to return seeking assets such as equities and alternatives. The strategy utilizes fixed income investments aligned with the duration and cash flow profile of the plan's liabilities to hedge the impact of interest rate and inflation changes. For the overfunded U.K. defined benefit plans, the overall investment strategy primarily focuses on utilizing fixed income investments to achieve a rate of return that is at least commensurate with the changes in the cost of providing fixed and index-linked annuities.

Certain investments that are measured at their fair value using the Net Asset Value ("NAV") per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair values of pension plan assets at June 30, 2025 and at June 30, 2024, by asset class, are as follows:

	June 30, 2025					June 30, 2024				
	Total	Level 1	Level 2	Level 3	NAV	Total	Level 1	Level 2	Level 3	NAV
Cash and cash equivalents	$ 540	$ 459	$ 76	$ —	$ 5	$ 461	$ 450	$ 6	$ —	$ 5
Equities										
U.S. equity securities	7	7	—	—	—	680	680	—	—	—
Non-U.S. equity securities	57	57	—	—	—	58	50	8	—	—
Commingled equity funds	1,059	—	106	—	953	652	50	52	—	550
Fixed income										
Corporate bonds	801	4	797	—	—	589	16	573	—	—
Government issued securities	552	521	31	—	—	574	544	30		
Commingled fixed income funds	1,293	—	350	—	943	1,298	23	525	—	750
Alternatives[1]	778	—	—	—	778	770	—	56		714
Other[2]	648	66	(1)	583	—	341	12	329	—	—
	$ 5,735	$ 1,114	$ 1,359	$ 583	$ 2,679	$ 5,423	$ 1,825	$ 1,579	$ —	$ 2,019
(Payables) receivables, net	(89)					(57)				
Total	$ 5,646					$ 5,366				

[1] Alternatives includes investments in real estate, hedge funds and private debt.

[2] Other investments primarily includes insurance contracts held under our non-U.S. plans.

The fair value measurement of plan assets using significant unobservable inputs (Level 3) changed during 2025 and 2024 due to the following:

	2025	2024
Balance at beginning of year	$ —	$ —
Actual return on plan assets still held at year-end	12	—
Purchases, sales, settlements - net	203	—
Transfers into Level 3	325	—
Changes due to exchange rates	43	—
Balance at end of year	$ 583	$ —

Cash and cash equivalents consist of direct cash holdings and short-term investment vehicles. Cash is valued at cost, which approximates fair value. Short-term investments are primarily valued at quoted prices in active markets and are classified within Level 1. The U.S. defined benefit plan uses a liability-hedging initiative that requires the plan to maintain a certain cash balance.

Equity securities are valued at the closing price reported on the active market on which the individual securities are traded. Substantially all equity securities are classified within Level 1. As of June 30, 2024, the U.S. defined benefit plan held $672 million worth of Parker stock, which was divested in 2025.

Corporate bonds and fixed income securities categorized as Level 2 are valued using observable inputs for similar assets that are traded on an active market. The fair value of government issued securities categorized in Level 1 are primarily based on observable quoted prices on the active markets on which the security trades.

Commingled equity and fixed income funds consist of common/collective trusts or other investment vehicles. Most of these funds are valued using the NAV provided by the fund administrator and are based on the fair value of the underlying assets. Commingled funds classified within Level 1 are valued using the closing market price reported on the active market. When quoted market prices for funds are not available in an active market, they are classified as Level 2. Most of these funds have no redemption restrictions or lock-up periods and can be liquidated within 90 days.

Alternatives include investments in real estate, hedge funds, and private debt, which are valued using the fund's NAV based on the fair value of the underlying investments. Funds within this asset class may be subject to redemption restrictions, and valuations for certain real estate and private debt funds may be lagged up to 6 months. For these funds, the NAV is adjusted for cash flows through year end.

Other investments primarily include insurance contracts within the Non-U.S. pension plans' asset portfolio. Insurance contracts, which are categorized as Level 3, are valued as reported by the insurer which include adjustments for changes in the underlying assets, or are valued using other pricing sources which use unobservable inputs. Other investments also includes derivative instruments which are generally associated with our liability hedging strategies and are valued based on the closing prices of contracts or market observable inputs.

Defined Contribution Plans

We sponsor various defined contribution plans both in the U.S. and internationally, including in the United Kingdom, Germany, Sweden, Canada and South Korea.

Under our primary U.S. 401(k) plan, the Company matches employee contributions up to a maximum of five percent of eligible compensation. Participants may direct the matching contributions among various investment choices, including our common stock held within an employee stock ownership plan ("ESOP"). In addition to shares within the ESOP, employees may elect to invest in our common stock through a company stock fund offered within the primary U.S. 401(k) plan. As of June 30, 2025 and 2024, the plan held 4.0 million and 4.5 million shares of our common stock. The Company also maintains a retirement income account ("RIA") within the primary U.S. 401(k) plan. We make annual cash contributions to eligible participant's RIA, with most participants receiving a flat three percent contribution of eligible compensation. Some grandfathered participants receive contributions calculated at a higher percentage, but no participant receives less than the flat three percent. Participants do not contribute to the RIA.

Matching and other contributions under all defined contribution plans are expensed as incurred. Expense recognized under the U.S. plans was $187 million, $194 million, and $167 million in 2025, 2024 and 2023, respectively. Expense recognized under the international plans was $33 million, $31 million and $30 million in 2025, 2024 and 2023, respectively.

Other

The Company has established unfunded nonqualified deferred compensation programs, that allow officers, directors and certain management employees to annually elect to defer a portion of their compensation on a pre-tax basis until retirement. The retirement benefit to be provided is based on the amount of compensation deferred, company matching contributions and earnings on the deferrals. The Company has invested in corporate-owned life insurance policies to assist in meeting the obligations under these programs. The policies are held in a rabbi trust and are considered general corporate assets. Net gains and losses related to these assets and liabilities are reflected in selling, general and administrative expenses on the Consolidated Statement of Income and are immaterial in total.

As of June 30, 2025 and 2024, the cash surrender values of the corporate-owned life insurance policies were $260 million and $238 million, and the balances of the deferred compensation liabilities were $171 million and $164 million, respectively. These amounts are included in other assets and other liabilities on the Consolidated Balance Sheet.

14.   Equity

Changes in accumulated other comprehensive loss in shareholders' equity by component:

		2025		2024		2023
Foreign Currency Translation Adjustment and Other						
Beginning balance	$	(1,130)	$	(962)	$	(1,149)
Other comprehensive income (loss) before reclassifications		418		(153)		225
Income tax		(5)		(15)		(38)
Other comprehensive income (loss), net of tax		413		(168)		187
Ending balance	$	(717)	$	(1,130)	$	(962)
Retirement Benefit Plans						
Beginning balance	$	(308)	$	(331)	$	(394)
Other comprehensive income (loss) before reclassifications		163		23		75
Income tax		(34)		(6)		(22)
Reclassified from accumulated other comprehensive loss:						
Amortization of net actuarial loss and other[1]		18		8		14
Tax benefit		(5)		(2)		(4)
Other comprehensive income (loss), net of tax		142		23		63
Ending balance	$	(166)	$	(308)	$	(331)
Total accumulated other comprehensive loss ending balance	$	(883)	$	(1,438)	$	(1,293)

[1] The amounts reclassified include the amortization of net actuarial loss, amortization of prior service cost and gains or losses related to settlements and divestitures. These costs are included in the computation of net periodic benefit cost which is recorded in other income, net. Refer to Note 13 for additional information.

Share Repurchases - On October 22, 2014, the Board of Directors approved a share repurchase program authorizing the repurchase of up to 35.0 million of the Company's common shares. Under this program, we repurchased 2.5 million, 0.4 million, and 0.7 million shares for $1.6 billion, $200 million and $200 million during 2025, 2024 and 2023, respectively. As of June 30, 2025, we had 4.8 million shares available under this repurchase authorization. On August 21, 2025, the Board of Directors approved an update to the number of shares available under the Company's existing share repurchase authorization so that the aggregate number of shares available for repurchase as of such date was 20.0 million. There is no limitation on the number of shares that can be repurchased in a year and there is no expiration date for the program. Repurchases may be funded primarily from operating cash flows and commercial paper borrowings and the shares are initially held as treasury shares.

15. Stock Incentive Plans

The Company's 2023 Omnibus Stock Incentive Plan ("2023 SIP") provides for the granting of stock-based incentive awards in the form of nonqualified stock options, stock appreciation rights ("SARs"), restricted stock units ("RSUs") and restricted and unrestricted stock to officers and key employees of the Company. The aggregate number of shares of common stock authorized for issuance under the 2023 SIP is 11.3 million. At June 30, 2025, 7.2 million common stock shares were available for future issuance.

The Company also maintains a Global Employee Stock Purchase Plan ("ESPP"), which is offered in a limited number of international countries. The ESPP is intended to provide eligible employees with the opportunity to acquire interest in the Company's common shares for 90 percent of the fair market value per share. The maximum number of shares that may be issued under the ESPP is 10.0 million shares, of which approximately 9.9 million shares are still available for future issuance. Activity under this plan is not material.

We satisfy stock-based incentive award obligations by issuing shares of common stock out of treasury, which have been repurchased pursuant to our share repurchase program described in Note 14, or through the issuance of previously unissued common stock.

Total stock-based compensation expense and the related tax benefits were as follows:

	2025	2024	2023
Stock-based compensation expense	$ 159	$ 156	$ 143
Income tax benefits	$ 23	$ 20	$ 20

At June 30, 2025, $142 million of total unrecognized compensation costs related to stock-incentive awards has yet to be recognized and will be amortized into expense over a weighted-average period of approximately 1.8 years. The Company also realized income tax benefits related to the exercise and issuance of awards for $54 million, $52 million and $33 million during 2025, 2024 and 2023, respectively.

SARs - SARs vest ratably over a three-year service period and expire ten years from the grant date. Upon exercise, SARs entitle the participant to receive shares of common stock equal to the increase in value of the award between the grant date and the exercise date.

The fair value of each SAR award granted in 2025, 2024 and 2023 was estimated at the date of grant using a Black-Scholes option pricing model.

	2025	2024	2023
Weighted-average grant date fair value	$ 205.79	$ 146.72	$ 97.70
Assumptions:			
Risk-free interest rate	3.7 %	4.4 %	3.0 %
Expected life of award	5.7 years	5.5 years	5.6 years
Expected dividend yield of stock	1.1 %	1.8 %	1.8 %
Expected volatility of stock	35.7 %	39.0 %	37.1 %

The risk-free interest rate was based on U.S. Treasury yields with a term similar to the expected life of the award. The expected life of the award was derived by referring to actual exercise and post-vesting employment termination experience. The expected dividend yield was based on the annual rate of dividends per share over the market value of the stock on the grant date. The expected volatility of stock was derived by referring to changes in our historical common stock prices over a time-frame similar to the expected life of the award.

SAR activity during 2025 is as follows:

(Shares in thousands)	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding June 30, 2024	3,495	$ 238.15		
Granted	347	$ 578.39		
Exercised	(733)	$ 180.74		
Canceled and forfeited	(21)	$ 445.30		
Outstanding June 30, 2025	**3,088**	**$ 288.60**	**5.8 years**	**$ 1,266**
Exercisable June 30, 2025	**2,230**	**$ 226.33**	**4.9 years**	**$ 1,053**

A summary of the status and changes of shares subject to SAR awards and the related average price per share follows:

(Shares in thousands)	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2024	1,050	$ 119.05
Granted	347	$ 205.79
Vested	(519)	$ 109.06
Canceled and forfeited	(21)	$ 155.39
Nonvested June 30, 2025	**857**	**$ 159.29**

The total fair value of shares vested during 2025, 2024 and 2023 was $57 million, $45 million and $34 million, respectively. The total intrinsic value of SAR awards exercised during 2025, 2024 and 2023 was $340 million, $270 million and $158 million, respectively.

RSU & LTIP Awards - RSUs constitute an agreement to deliver shares of common stock to the participant at the end of a vesting period. Generally, the RSUs vest ratably over a three-year service period. For each nonvested RSU, recipients are entitled to receive a dividend equivalent, payable in cash or common shares, equal to the cash dividend per share paid to common shareholders.

We also granted RSUs with a one-year vesting period to non-employee members of the Board of Directors. Recipients receive a dividend equivalent payable in common shares, equal to the cash dividend per share paid to common shareholders.

The Company's Long Term Incentive Plans ("LTIP") provide for the issuance of unrestricted stock to certain officers and key employees based on the attainment of certain goals relating to our revenue growth, earnings per share growth and return on invested capital during a three-year performance period. The number of shares earned at the end of the performance period could vary, based on actual performance, between zero and 200 percent of the target LTIP awards granted. These nonvested LTIP awards entitle participants to earn dividend equivalent units, payable in common shares, equal to the cash dividend per share paid to common shareholders and are subject to the same performance goals as the initial award granted.

A summary of the status and changes of shares subject to RSU and LTIP awards for employees and the related average price per share follows:

(Shares in thousands)	RSU Number of Shares	RSU Weighted-Average Grant Date Fair Value	LTIP Awards Number of Shares	LTIP Awards Weighted-Average Grant Date Fair Value
Nonvested June 30, 2024	182	$ 345.45	348	$ 350.75
Granted[1]	60	$ 582.76	146	$ 465.01
Vested	(91)	$ 329.00	(213)	$ 313.89
Canceled	(5)	$ 462.19	(6)	$ 436.67
Nonvested June 30, 2025	**146**	**$ 449.11**	**275**	**$ 438.35**

[1] LTIP awards granted includes an adjustment for actual performance achieved.

The fair value of each RSU and LTIP award granted in 2025, 2024 and 2023 was based on the fair market value of our common stock on the date of grant. A summary of the fair value information for awards vested and granted were as follows:

	Fair Value of Awards Vested			Weighted-Average Grant Date Fair Value		
	2025	2024	2023	**2025**	2024	2023
RSU	$ **30**	$ 29	$ 32	$ **582.76**	$ 401.86	$ 297.43
LTIP awards	$ **64**	$ 45	$ 58	$ **465.01**	$ 380.97	$ 301.64

16.   Research and Development

Independent research and development costs amounted to $240 million in 2025, $253 million in 2024 and $258 million in 2023. Pre-production expense incurred in connection with development contracts amounted to $58 million in 2025, $45 million in 2024 and $73 million in 2023.

17.   Financial Instruments

The Company utilizes derivative and non-derivative financial instruments, including forward exchange contracts, costless collar contracts, cross-currency swap contracts and certain foreign currency denominated debt, to manage foreign currency transaction and translation risk. The derivative financial instrument contracts are with major investment grade financial institutions, and the Company does not anticipate any material non-performance by any of the counterparties. The Company does not hold or issue derivative financial instruments for trading purposes.

Net Investment Hedges

The Company uses cross-currency swap contracts and foreign currency denominated debt, a non-derivative financial instrument, to hedge portions of the Company's investments in foreign subsidiaries and manage foreign exchange risk. The effect of translating the debt into U.S. dollars is recorded in foreign currency translation within accumulated other comprehensive loss and remains there until the underlying net investment is sold or substantially liquidated. For the cross-currency swap contracts that are designated and qualify as a net investment hedges, we assess the effectiveness using the spot method and the net gains or losses attributable to changes in the spot rate are recorded in foreign currency translation within accumulated other comprehensive loss. Any ineffective portions of the net investment hedges are reclassified from accumulated other comprehensive loss into earnings through interest expense during the period of change. During 2025, 2024, and 2023, the periodic interest settlements related to the cross-currency swaps were not material.

The notional amounts for the cross-currency swap contracts designated as hedging instruments were €69 million, €290 million and ¥2.1 billion as of June 30, 2025 and 2024.

During 2025, the Company issued €700 million aggregate principal amount of 2.90 percent Senior Notes due 2030. We used the net proceeds from the issuance, together with cash on hand, to repay the €700 million aggregate principal amount of 1.125 percent Senior Notes due 2025. The Company's €700 million aggregate principal amount of 2.90 percent Senior Notes due 2030 have been designated as a hedge of the Company's net investment in certain foreign subsidiaries.

Non-Designated Derivative Contracts

In addition to the net investment hedges, the Company utilizes derivatives that are not designated as hedging instruments but serve as economic hedges of forecasted transactions. These include forward exchange, cross-currency swap, deal-contingent forward and costless collar contracts, which are used to mitigate foreign exchange risk. Changes in the fair value of these instruments are recorded in other (income) expense, net in the Consolidated Statement of Income.

In connection with the acquisition of Meggitt, the Company entered into deal-contingent forward contracts during October 2021 to mitigate the risk of appreciation in the GBP-denominated purchase price. The deal-contingent forward contracts had an aggregate notional amount of £6.4 billion, and were settled in September 2022 in connection with the acquisition of Meggitt. In June 2022, we amended the agreement to include a credit support annex obligating Parker to post $250 million of cash collateral. In July 2022, the Company received the $250 million cash collateral previously posted. Cash flows associated with the cash collateral are recorded in cash flow from investing activities on the Consolidated Statement of Cash Flows.

Financial Statement Impact

Derivative financial instruments are recognized on the Consolidated Balance Sheet as either assets or liabilities and are measured at fair value. The location and fair value of derivative financial instruments reported on the Consolidated Balance Sheet are as follows:

	Balance Sheet Caption	2025	2024
Net investment hedges			
Cross-currency swap contracts	Other assets	$ 4	$ 16
Cross-currency swap contracts	Other liabilities	26	—
Non-designated derivative contracts			
Forward exchange contracts	Non-trade and notes receivable	3	8
Forward exchange contracts	Other accrued liabilities	38	—

The cross-currency swap and forward exchange contracts are reflected on a gross basis in the Consolidated Balance Sheet. The Company has not entered into any master netting arrangements.

(Losses) gains on derivative financial instruments were recorded in the Consolidated Statement of Income as follows:

	2025	2024	2023
Deal-contingent forward contracts	$ —	$ —	$ (390)
Forward exchange contracts	(63)	11	(7)
Costless collar contracts	—	—	12
Cross-currency swap contracts	—	—	(19)

(Losses) gains on derivative and non-derivative financial instruments that were recorded in accumulated other comprehensive loss in the Consolidated Balance Sheet are as follows:

	2025	2024
Cross-currency swap contracts	$ (30)	$ (4)
Foreign currency denominated debt	(56)	10

Fair Values of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable and long-term investments, as well as obligations under accounts payable, trade, notes payable and long-term debt. Due to their short-term nature, the carrying values for cash and cash equivalents, accounts receivable, accounts payable, trade and notes payable approximate fair value.

The carrying value of long-term debt, which excludes the impact of net unamortized debt issuance costs, and estimated fair value of long-term debt at June 30 are as follows:

	2025	2024
Carrying value of long-term debt	$ 7,555	$ 8,470
Estimated fair value of long-term debt	7,174	7,885

The fair value of long-term debt is classified within level 2 of the fair value hierarchy.

A summary of derivative assets and liabilities that were measured at fair value on a recurring basis at June 30, 2025 and 2024 are as follows:

	June 30, 2025	Level 1	Level 2	Level 3
Derivative assets	$ 7	$ —	$ 7	$ —
Derivative liabilities	64	—	64	—

	June 30, 2024	Level 1	Level 2	Level 3
Derivative assets	$ 24	$ —	$ 24	$ —

The calculation of fair value for cross-currency swaps and forward contracts utilizes market observable inputs including both spot and forward prices for the same underlying currencies. The calculation of fair value of the cross-currency swap contracts also utilizes a present value cash flow model.

18. Contingencies

The Company is involved in various litigation matters arising in the normal course of business, including proceedings based on product liability claims, workers' compensation claims, employee claims, class action lawsuits, and alleged violations of various environmental laws. We are self-insured in the United States for health care, workers' compensation, general liability and product liability up to predetermined amounts, above which third-party insurance applies. Management regularly reviews the probable outcome of these proceedings, the expenses expected to be incurred, the availability and limits of the insurance coverage and the established accruals for liabilities. While the outcome of pending proceedings cannot be predicted with certainty, management believes that any liabilities that may result from these proceedings will not have a material adverse effect on our liquidity, financial condition or results of operations.

Environmental - We are currently responsible for environmental matters primarily relating to known exposures arising from environmental litigation, investigations, and remediation at various manufacturing facilities presently or formerly operated by Parker and for which we have been named as a "potentially responsible party," along with other companies, at off-site waste disposal facilities and regional sites.

As of June 30, 2025, we had an accrual of $88 million for environmental matters, which are probable and reasonably estimable. The accrual is recorded based upon the best estimate of costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities, the amount of our liability in proportion to other responsible parties, and outcomes of litigation.

Our estimated total liability for environmental matters ranges from a minimum of $88 million to a maximum of $290 million. The largest range for any one site is approximately $85 million. The actual costs we will incur are dependent on final determination of contamination and required remedial action, negotiations with governmental authorities with respect to cleanup levels, changes in regulatory requirements, innovations in investigatory and remedial technologies, effectiveness of remedial technologies employed, the ability of other responsible parties to pay, outcomes of litigation, and any insurance or other third-party recoveries.

19. Business Segment Information

The Company operates in two reportable business segments: Diversified Industrial and Aerospace Systems. Both segments utilize eight core technologies, including hydraulics, pneumatics, electromechanical, filtration, fluid & gas handling, process control, engineered materials, and climate control, to drive superior customer problem solving and value creation.

The Diversified Industrial Segment is an aggregation of several business units that design, manufacture, and provide aftermarket support for highly engineered solutions that create value for customers primarily in aerospace and defense, in-plant and industrial equipment, transportation, off-highway, energy, and HVAC and refrigeration markets around the world. Diversified Industrial Segment products are marketed direct to OEMs and independent distributors through field sales employees. The Diversified Industrial North America businesses have manufacturing plants and distribution networks throughout the United States, Canada and Mexico and primarily service North America. The Diversified Industrial International businesses provide Parker products and services to 40 countries throughout Europe, Asia Pacific, Latin America, the Middle East and Africa.

The Aerospace Systems Segment designs, manufactures and provides aftermarket support for highly engineered airframe and engine solutions for both OEMs and end users. Our components and systems are utilized across commercial transport, defense fixed wing, business jets, regional transport, helicopter and energy applications. Aerospace Systems Segment products are marketed by field sales employees and are sold directly to manufacturers and end users.

The accounting policies of the business segments are the same as those described in the Significant Accounting Policies footnote. The business segment results are prepared on a basis that is consistent with the manner in which the Company's management disaggregates financial information for internal review and decision-making.

The Company's Chief Operating Decision Maker ("CODM") is the Chief Executive Officer. The CODM uses Segment Operating Income as a measure to assess performance, drive decisions and allocate human and financial capital to our reportable segments. Annual plan, monthly forecasts and prior year results are continually compared to these measures when evaluating performance. Other segment items are managed on a consolidated basis for the CODM's review.

		2025		2024		2023
Net Sales:						
Diversified Industrial	$	**13,665**	$	14,458	$	14,705
Aerospace Systems		**6,185**		5,472		4,360
	$	**19,850**	$	19,930	$	19,065
Other Segment Items:[1]						
Diversified Industrial	$	**10,545**	$	11,282	$	11,634
Aerospace Systems		**4,744**		4,361		3,797
	$	**15,289**	$	15,643	$	15,431
Segment Operating Income:						
Diversified Industrial	$	**3,120**	$	3,176	$	3,071
Aerospace Systems		**1,441**		1,111		563
Total segment operating income		**4,561**		4,287		3,634
Corporate general and administrative expenses		**214**		218		230
Income before interest expense and other (income) expense, net		**4,347**		4,069		3,404
Interest expense		**409**		506		574
Other (income) expense, net		**(169)**		(32)		150
Income before income taxes	$	**4,107**	$	3,595	$	2,680

[1] Other segment items are primarily comprised of cost of sales; selling, general and administrative expenses; and income related to equity method investments.

			Assets						Property Additions		
		2025		2024		2023		2025		2024	2023
Diversified Industrial	$	**15,953**	$	16,174	$	15,573	$	**310**	$	303	$ 293
Aerospace Systems[1]		**12,218**		12,016		13,661		**88**		90	81
Corporate		**1,323**		1,108		730		**37**		7	7
Total	$	**29,494**	$	29,298	$	29,964	$	**435**	$	400	$ 381

[1] Assets include an investment in a joint venture in which ownership is 50 percent or less and in which the Company does not have operating control (2025 - $226 million; 2024 - $218 million; 2023 - $216 million).

			Depreciation						Amortization		
		2025		2024		2023		2025		2024	2023
Diversified Industrial	$	**228**	$	232	$	205	$	**253**	$	266	$ 268
Aerospace Systems		**114**		108		104		**300**		312	233
Corporate		**12**		9		8		**—**		—	—
Total	$	**354**	$	349	$	317	$	**553**	$	578	$ 501

Geographic Area - Net sales are attributed to countries based on the location of the selling unit. North America includes the United States, Canada and Mexico. No country other than the United States represents greater than 10 percent of consolidated sales. Long-lived assets are comprised of property, plant and equipment based on physical location.

			Net Sales						Long-Lived Assets		
		2025		2024		2023		2025		2024	2023
North America	$	**13,406**	$	13,512	$	12,690	$	**1,874**	$	1,864	$ 1,828
International		**6,444**		6,418		6,375		**1,063**		1,012	1,037
Total	$	**19,850**	$	19,930	$	19,065	$	**2,937**	$	2,876	$ 2,865

20.   Other (income) expense, net

The table below includes the components of other (income) expense, net in the Consolidated Statement of Income:

	2025	2024	2023
Foreign currency transaction loss (gain)[1]	$ 46	$ (38)	$ 46
Income related to equity method investments[2]	(178)	(152)	(124)
Non-service components of retirement benefit cost[3]	(51)	(73)	(67)
Interest income	(11)	(15)	(46)
Saegertown incident[4]	8	—	—
Loss on deal-contingent forward contracts[5]	—	—	390
Other items, net	3	2	(15)
Total other (income) expense, net	$ (183)	$ (276)	$ 184

[1] Foreign currency transaction loss (gain) primarily relates to the impact of exchange rates on cash, forward contracts and intercompany transactions.

[2] Equity method investments consist of investments in joint venture companies in which ownership is 50 percent or less and in which the Company does not have operating control. The Company's share of earnings from investments in joint venture companies are reflected in other (income) expense, net. Sales to and services performed for joint venture companies totaled $96 million, $74 million and $64 million in 2025, 2024 and 2023, respectively. We received cash dividends from joint venture companies of $167 million, $148 million and $114 million in 2025, 2024 and 2023, respectively.

[3] For further discussion of the non-service components of retirement benefit cost refer to Note 13.

[4] The Saegertown incident represents the deductible and retained liability expense associated with a fire at our plant in Saegertown, Pennsylvania in February 2025.

[5] Loss on deal-contingent forward contracts includes a loss on the deal-contingent forward contracts related to the acquisition of Meggitt. Refer to Note 17 for further discussion.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's principal executive officer and principal financial officer, of the effectiveness of the Company's disclosure controls and procedures as of June 30, 2025. Based on this evaluation, the Company's principal executive officer and principal financial officer concluded that, as of June 30, 2025, the Company's disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

There was no change to our internal control over financial reporting during the fourth quarter of 2025 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report On Internal Control Over Financial Reporting

Our management, including the principal executive officer and the principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). We assessed the effectiveness of our internal control over financial reporting as of June 30, 2025. In making this assessment, we used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control-Integrated Framework (2013)." We concluded that based on our assessment, the Company's internal control over financial reporting was effective as of June 30, 2025.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements, has issued an attestation report on the Company's internal control over financial reporting as of June 30, 2025, which is included in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 9B. Other Information

None of the Company's directors or officers adopted, modified or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fiscal quarter ended June 30, 2025.

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

Information required with respect to the Directors of the Company is set forth under the caption "Item I – Election of Directors" in the definitive Proxy Statement for the Company's 2025 Annual Meeting of Shareholders, to be held October 22, 2025 (the "2025 Proxy Statement"), and is incorporated herein by reference. Information with respect to the executive officers of the Company is included in Part I, Item 1 of this Annual Report on Form 10-K under the caption "Information about our Executive Officers."

The information set forth under the caption "Insider Trading and Prohibited Transactions in Company Securities" in the 2025 Proxy Statement is incorporated herein by reference.

The Company has adopted a Global Code of Business Conduct that applies to its Chief Executive Officer, Chief Financial Officer and Controller. The Global Code of Business Conduct is posted on the Company's investor relations internet website at investors.parker.com under the Governance page. Any amendment to, or waiver from, a provision of the Company's Global Code of Business Conduct that applies to its Chief Executive Officer, Chief Financial Officer or Controller will also be posted at investors.parker.com under the Corporate Governance page.

The information set forth under the captions "Board Committees; Committee Charters - Audit Committee" and "Board and Committee Structure - Board Committees; Committee Charters" in the 2025 Proxy Statement is incorporated herein by reference.

ITEM 11. Executive Compensation

The information set forth under the captions "Compensation Discussion and Analysis," "Compensation Committee Report," "Pay Versus Performance Disclosure" and "Compensation Tables" in the 2025 Proxy Statement is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information set forth under the caption "Principal Shareholders" in the 2025 Proxy Statement is incorporated herein by reference.

Equity Compensation Plan Information. The following table sets forth certain information regarding the Company's equity compensation plans as of June 30, 2025, unless otherwise indicated.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under Equity compensation plans
Equity compensation plans approved by security holders	3,783,595[1]	$288.60	17,153,703[2]
Equity compensation plans not approved by security holders	—	—	—
Total	3,783,595	$288.60	17,153,703

[1]Includes the maximum future payouts of common stock that may be issued under the calendar year 2023-24-25, 2024-25-26 and 2025-26-27 long term incentive performance awards ("LTIP awards"). For these LTIP awards, payouts will be determined based on achieving an average return on average equity of four percent or an average free cash flow margin of four percent. If these performance measures are achieved, the participants will be eligible to receive the maximum payout of 200 percent. The Human Resources and Compensation Committee will then compare our performance to that of a group of our peers and, if appropriate, apply its discretion to reduce the final payouts based on any performance measures that the Committee determines to be appropriate.

[2]The maximum number of shares of our common stock that may be issued under the 2023 Omnibus Stock Incentive Plan is 11.3 million shares, of which approximately 7.2 million shares are available for future issuance. The maximum number of shares that may be issued under the Global Employee Stock Purchase Plan is 10.0 million shares, of which approximately 9.9 million shares are still available for future issuance.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information set forth under the captions "Other Governance Matters - Review and Approval of Transactions with Related Persons" and "Item 1 - Election of Directors - Director Independence" in the 2025 Proxy Statement is incorporated herein by reference.

ITEM 14. Principal Accountant Fees and Services

The information set forth under the captions "Audit Fees and All Other Fees" and "Audit Committee Pre-Approval Policies and Procedures" in the 2025 Proxy Statement is incorporated herein by reference.

ITEM 15. Exhibits and Financial Statement Schedules.

a. The following are filed as part of this report:

	Page Number in Form 10-K
1. Financial Statements	
Consolidated Statement of Income	33
Consolidated Statement of Comprehensive Income	34
Consolidated Balance Sheet	35
Consolidated Statement of Cash Flows	36
Consolidated Statement of Equity	37
Notes to Consolidated Financial Statements	38

2. Exhibits

Description of Exhibit

Plans of Acquisition, Reorganization, Arrangement, Liquidation or Succession:

(2)(a)   Rule 2.7 Announcement in connection with Parker-Hannifin Corporation's acquisition of Meggitt plc, dated August 2, 2021, incorporated by reference to Exhibit 2.1 of Registrant's Report on Form 8-K filed with the SEC on August 3, 2021 (Commission file No. 1-4982).

Articles of Incorporation and By-Laws:

(3)(a)   Amended Articles of Incorporation, incorporated by reference to Exhibit 3(a) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2016 (Commission File No. 1-4982).

(3)(b)   Amended and Restated Regulations, dated as of April 27, 2023, incorporated by reference to Exhibit 3(a) to the Registrant's Report on Form 10-Q for the quarterly period ended March 31, 2023 (Commission File No. 1-4982).

Instruments Defining Rights of Security Holders:

(4)(a)   Description of Parker-Hannifin's Securities, incorporated by reference to Exhibit 4(a) to Registrant's Report on Form 10-K for the year ended June 30, 2019 (Commission File No. 1-4982).

Material Contracts:

(10)(a)   Form of Parker-Hannifin Corporation Amended and Restated Change in Control Severance Agreement entered into by Registrant and its executive officers, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2008 (Commission File No. 1-4982).**

(10)(b)   Form of Parker-Hannifin Corporation Change in Control Severance Agreement for Executive Officers elected after September 1, 2015 at or above Grade 29, incorporated by reference to Exhibit 10(c) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2016 (Commission File No. 1-4982).**

(10)(c)   Form of Parker-Hannifin Corporation Change in Control Severance Agreement for Executive Officers dated after September 1, 2015 below Grade 29, incorporated by reference to Exhibit 10(d) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2016(Commission File No. 1-4982).**

(10)(d)   Parker-Hannifin Corporation Amended and Restated Change in Control Severance Plan, incorporated by reference to Exhibit 10(b) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2008 (Commission File No. 1-4982).**

(10)(e)   Form of Indemnification Agreement entered into by the Registrant and its directors and executive officers incorporated by reference to Exhibit 10(c) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2003 (Commission File No. 1-4982).**

(10)(f)	Description of the Parker-Hannifin Corporation Officer Life Insurance Plan, incorporated by reference to Exhibit 10(h) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2005 (Commission File No. 1-4982).**
(10)(g)	Parker-Hannifin Corporation Amended and Restated Supplemental Executive Retirement Benefits Program effective July 1, 2014, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended March 31, 2016 (Commission File No. 1-4982).**
(10)(h)	Parker-Hannifin Corporation Amended and Restated Defined Contribution Supplemental Executive Retirement Program, effective January 22, 2015, incorporated by reference to Exhibit 10(c) to Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2015(Commission File No. 1-4982).**
(10)(i)	Summary of the Parker-Hannifin Corporation Executive Disability Insurance Plan, incorporated by reference to Exhibit 10(j) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2016 (Commission File No. 1-4982).**
(10)(j)	Parker-Hannifin Corporation Amended and Restated 2003 Stock Incentive Plan, incorporated by reference to Exhibit 10(b) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2010 (Commission File No. 1-4982).**
(10)(k)	Parker-Hannifin Corporation Amended and Restated 2009 Omnibus Stock Incentive Plan, incorporated by reference to Appendix A to Registrant's Definitive Proxy Statement filed with the Commission on September 24, 2012 (Commission File No. 1-4982).**
(10)(l)	Parker-Hannifin Corporation 2016 Omnibus Stock Incentive Plan, incorporated by reference to Annex B to Registrant's Definitive Proxy Statement on Schedule 14A, filed with the SEC on September 26, 2016 (Commission File No. 1-4982).**
(10)(m)	Parker-Hannifin Corporation First Amendment to 2016 Omnibus Stock Incentive Plan, effective April 1, 2017, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended March 31, 2017 (Commission File No. 1-4982).**
(10)(n)	Parker-Hannifin Corporation Amended and Restated 2016 Omnibus Stock Incentive Plan, effective as of October 23, 2019, incorporated by reference to Exhibit 10.1 to Registrant's Report on Form 8-K filed with the SEC on October 28, 2019 (Commission File No. 1-4982).**
(10)(o)	Parker-Hannifin Corporation 2015 Performance Bonus Plan, incorporated by reference to Appendix B to Registrant's Definitive Proxy Statement filed with the Commission on September 28, 2015 (Commission File No. 1-4982).**
(10)(p)	Form of 2010 Notice of Stock Options with Tandem Stock Appreciation Rights for Executive Officers, incorporated by reference to Exhibit 10(d) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2009 (Commission File No. 1-4982).**
(10)(q)	Form of 2011 Parker-Hannifin Corporation Stock Appreciation Rights Award Agreement for executive officers, incorporated by reference to Exhibit 10.2 to Registrant's Report on Form 8-K filed with the SEC on August 17, 2010 (Commission File No. 1-4982).**
(10)(r)	2011 Parker-Hannifin Corporation Stock Appreciation Rights Terms and Conditions for executive officers, incorporated by reference to Exhibit 10.1 to Registrant's Report on Form 8-K filed with the SEC on August 17, 2010 (Commission File No. 1-4982).**
(10)(s)	Form of Parker-Hannifin Corporation Stock Appreciation Rights Award Agreement, for executive officers, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2011 (Commission File No. 1-4982).**
(10)(t)	Parker-Hannifin Corporation Stock Appreciation Rights Terms and Conditions for executive officers, incorporated by reference to Exhibit 10(b) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2011 (Commission File No. 1-4982).**
(10)(u)	Form of 2018 Parker-Hannifin Corporation Stock Appreciation Rights Award Agreement, incorporated by reference to Exhibit 10(d) to Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2018 (Commission File No. 1-4982).**
(10)(v)	2018 Parker-Hannifin Corporation Stock Appreciation Rights Terms and Conditions, incorporated by reference to Exhibit 10(e) to Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2018 (Commission File No. 1-4982).**
(10)(w)	Form of 2024 Parker-Hannifin Corporation Stock Appreciation Rights Award Agreement, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2024 (Commission File No. 1-4982).**

(10)(x)	2024 Parker-Hannifin Corporation Stock Appreciation Rights Terms and Conditions, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2024 (Commission File No. 1-4982).**
(10)(y)	Parker-Hannifin Corporation Target Incentive Plan, incorporated by reference to Exhibit 10(d) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2010 (Commission File No. 1-4982).**
(10)(z)	Parker-Hannifin Corporation Target Incentive Plan Subject to Performance Bonus Plan, incorporated by reference to Exhibit 10(e) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2010 (Commission File No. 1-4982).**
(10)(aa)	Parker-Hannifin Corporation Long-Term Incentive Performance Plan Under the Performance Bonus Plan, as amended and restated, effective January 20, 2016, incorporated by reference to Exhibit 10(aa) to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2016 (Commission file No. 1-4982).**
(10)(bb)	Form of Notice of Award under the Parker-Hannifin Corporation Long-Term Incentive Performance Plan Under the Performance Bonus Plan (as Amended and Restated), incorporated by reference to Exhibit 10(bb) to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2016 (Commission file No. 1-4982).**
(10)(cc)	Form of Notice of Award under the Parker-Hannifin Corporation Long-Term Incentive Plan Under the Performance Bonus Plan (as Amended and Restated), effective as of January 23, 2019, incorporated by reference to Exhibit 10(f) to the Registrant's Annual Report on Form 10-Q for the quarterly period ended December 31, 2018 (Commission file No. 1-4982).**
(10)(dd)	Parker-Hannifin Corporation Long-Term Incentive Performance Plan Under the Performance Bonus Plan (as Amended and Restated), effective as of January 23, 2019, incorporated by reference to Exhibit 10(g) to the Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2018 (Commission File No. 1-4982).**
(10)(ee)	Form of Award Under the Parker-Hannifin Corporation Long-Term Incentive Plan Under the Performance Bonus Plan (as Amended and Restated) effective as of January 27, 2021, incorporated by reference to Exhibit 10(a) to the Registrant's Report on Form 10-Q for the quarterly period ended March 31, 2021 (Commission File No. 1-4982).**
(10)(ff)	Parker-Hannifin Corporation Long-Term Incentive Performance Plan Under the Performance Bonus Plan, as Amended and Restated, effective as of January 27, 2022, incorporated by reference to Exhibit 10(a) to the Registrant's Report on Form 10-Q for the quarterly period ended March 31, 2022 (Commission File No. 1-4982).**
(10)(gg)	Form of Notice of Award under the Parker-Hannifin Corporation Long-Term Incentive Plan Under the Performance Bonus Plan, as Amended and Restated, effective as of January 27, 2022, incorporated by reference to Exhibit 10(a) to the Registrant's Report on Form 10-Q for the quarterly period ended March 31, 2022 (Commission File No. 1-4982).**
(10)(hh)	Form of Notice of Award under the Parker-Hannifin Corporation Long-Term Incentive Performance Plan, as Amended and Restated, effective as of January 22, 2025.**
(10)(ii)	Parker-Hannifin Corporation 2022 Performance Bonus Plan, effective as of July 1, 2021, incorporated by reference to Exhibit 10(a) to the Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2021 (Commission File No. 1-4982).**
(10)(jj)	Form of Parker-Hannifin Corporation Restricted Stock Unit Award Agreement, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2018 (Commission file No. 1-4982).**
(10)(kk)	Form of Parker-Hannifin Corporation Restricted Stock Unit Award Agreement, incorporated by reference to Exhibit 10(b) to Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2018 (Commission File No. 1-4982).**
(10)(ll)	Form of Parker-Hannifin Corporation Restricted Stock Unit Terms and Conditions for Awards Granted, incorporated by reference to Exhibit 10(c) to Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2018 (Commission File No. 1-4982).**
(10)(mm)	Form of 2018 Parker-Hannifin Corporation Restricted Stock Unit Award Agreement to Certain Executive Officers, incorporated by reference to Exhibit 10(b) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2018 (Commission File No. 1-4982).**
(10)(nn)	Parker-Hannifin Corporation 2018 Restricted Stock Unit Terms and Conditions for Certain Executive Officers, incorporated by reference to Exhibit 10(c) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2018 (Commission File No. 1-4982).**

(10)(oo)	Form of 2023 Parker-Hannifin Corporation Restricted Stock Unit Award Agreement and Terms and Conditions for Certain Executive Officers (Amended and Restated 2016 Plan).**
(10)(pp)	Form of 2023 Parker-Hannifin Corporation Restricted Stock Unit Award Agreement and Terms and Conditions for Certain Executive Officers (2023 Plan).**
(10)(qq)	Form of Parker-Hannifin Corporation 2024 Non-Employee Directors' Restricted Stock Unit Award Agreement.**
(10)(rr)	Form of Parker-Hannifin Corporation 2024 Non-Employee Directors' Restricted Stock Unit Terms and Conditions.**
(10)(ss)	Parker-Hannifin Corporation Profitable Growth Incentive Plan, incorporated by reference to Exhibit 10(c) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2014 (Commission File No. 1-4982).**
(10)(tt)	Form of Notice of RONA Bonus Award Under the Parker-Hannifin Corporation Performance Bonus Plan, incorporated by reference to Exhibit 10(h) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2009 (Commission File No. 1-4982).**
(10)(uu)	Parker-Hannifin Corporation RONA Plan Subject to Performance Bonus Plan, incorporated by reference to Exhibit 10(f) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2010 (Commission File No. 1-4982).**
(10)(vv)	Parker-Hannifin Corporation Summary of RONA Bonus Awards in Lieu of Certain Executive Perquisites, incorporated by reference to Exhibit 10(h) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2008 (Commission File No. 1-4982).**
(10)(ww)	Parker-Hannifin Corporation Savings Restoration Plan, restated as of September 1, 2004, incorporated by reference to Exhibit 10(t) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2004 (Commission File No. 1-4982).**
(10)(xx)	Parker-Hannifin Corporation Amended and Restated Savings Restoration Plan, effective January 1, 2016, incorporated by reference to Exhibit 10(b) to Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2016 (Commission File No. 1-4982).**
(10)(yy)	Parker-Hannifin Corporation Amended and Restated Pension Restoration Plan, effective July 1, 2016, incorporated by reference to Exhibit 10(mm) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2016 (Commission File No. 1-4982).**
(10)(zz)	Parker-Hannifin Corporation Executive Deferral Plan, restated as of September 1, 2004, incorporated by reference to Exhibit 10(v) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2004 (Commission File No. 1-4982).**
(10)(aaa)	Parker-Hannifin Corporation Amended and Restated Executive Deferral Plan, effective September 2, 2015, incorporated by reference to Exhibit 10(pp) to Registrant's Report on Form 10-K for the fiscal year ended June 30, 2016 (Commission File No. 1-4982).**
(10)(bbb)	Amendment Two to the Parker-Hannifin Corporation Amended and Restated Executive Deferral Plan (effective September 2, 2015), dated and effective October 14, 2019, incorporated by reference to Exhibit 10.1 to Registrant's Report on Form 10-Q filed with the SEC on February 5, 2020 (Commission File No. 1-4982).**
(10)(ccc)	Parker-Hannifin Corporation Global Employee Stock Purchase Plan, incorporated by reference to Appendix A to Registrant's Definitive Proxy Statement filed with the SEC on September 22, 2014 (Commission File No. 1-4982).**
(10)(ddd)	Parker-Hannifin Corporation Global Employee Stock Purchase Plan (As Amended and Restated August 7, 2023), incorporated by reference to Exhibit B to Registrant's Definitive Proxy Statement on Schedule 14A filed with the SEC on September 22, 2023 (Commission File No. 1-4982).**
(10)(eee)	Parker-Hannifin Corporation Claw-back Policy, incorporated by reference to Exhibit 10.2 to Registrant's Report on Form 8-K filed with the SEC on August 18, 2009 (Commission File No. 1-4982).**
(10)(fff)	Amended and Restated Deferred Compensation Plan for Directors of Parker-Hannifin Corporation, effective January 22, 2015, incorporated by reference to Exhibit 10(i) to Registrant's Report on Form 10-Q for the quarterly period ended December 31, 2015 (Commission File No. 1-4982).**
(10)(ggg)	Summary of the Compensation of the Non-Employee Members of the Board of Directors, effective October 24, 2018, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2018 (Commission File No. 1-4982).**

(10)(hhh)	Amendment One to the Parker-Hannifin Corporation Amended and Restated Defined Contribution Supplemental Executive Retirement Program, effective August 1, 2022, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2022 (Commission File No. 1-4982).**
(10)(iii)	Amendment Three to the Parker-Hannifin Corporation Amended and Restated Executive Deferral Plan, effective August 1, 2022, incorporated by reference to Exhibit 10(b) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2022 (Commission File No. 1-4982).**
(10)(jjj)	Amendment One to the Parker-Hannifin Corporation Amended and Restated Savings Restoration Plan, effective August 1, 2022, incorporated by reference to Exhibit 10(c) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2022 (Commission File No. 1-4982).**
(10)(kkk)	Amendment One to the Amended and Restated Deferred Compensation Plan for Directors of Parker-Hannifin Corporation, effective August 1, 2022, incorporated by reference to Exhibit 10(d) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2022 (Commission File No. 1-4982).**
(10)(lll)	Parker-Hannifin Corporation Annual Cash Incentive Plan, effective July 1, 2022, incorporated by reference to Exhibit 10(e) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2022 (Commission File No. 1-4982).**
(10)(mmm)	Parker-Hannifin Corporation Deferred Compensation Plan, effective January 1, 2023, incorporated by reference to Exhibit 10(f) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2022 (Commission File No. 1-4982).**
(10)(nnn)	Parker-Hannifin Corporation Deferred Compensation Plan Adoption Agreement, effective January 1, 2023, incorporated by reference to Exhibit 10(g) to Registrant's Report on Form 10-Q for the quarterly period ended September 30, 2022 (Commission File No. 1-4982).**
(10)(ooo)	Form of Notice of Award under the Parker-Hannifin Corporation Long-Term Incentive Plan Under the Performance Bonus Plan, as Amended and Restated, effective as of January 25, 2023, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended March 31, 2023 (Commission File No. 1-4982).**
(10)(ppp)	Form of Notice of Award under the Parker-Hannifin Corporation Long-Term Incentive Plan Under the Performance Bonus Plan, as Amended and Restated, effective as of January 24, 2024, incorporated by reference to Exhibit 10(a) to Registrant's Report on Form 10-Q for the quarterly period ended March 31, 2024 (Commission File No. 1-4982).**
(10)(qqq)	Parker-Hannifin Corporation 2023 Omnibus Stock Incentive Plan, incorporated by reference to Exhibit A to Registrant's Definitive Proxy Statement on Schedule 14A, filed with the SEC on September 22, 2023 (Commission File No. 1-4982).**
(19)	Insider Trading Policy, incorporated by reference to Exhibit 19 to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2024 (Commission File No. 1-4982).*
(21)	List of Subsidiaries of Registrant.*
(23)	Consent of Independent Registered Public Accounting Firm.*
(24)	Power of Attorney.*
(31)(a)	Certification of the Principal Executive Officer Pursuant to 17 CFR 240.13a-14(a), as Adopted Pursuant to §302 of the Sarbanes-Oxley Act of 2002.*
(31)(b)	Certification of the Principal Financial Officer Pursuant to 17 CFR 240.13a-14(a), as Adopted Pursuant to §302 of the Sarbanes-Oxley Act of 2002.*
(32)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to §906 of the Sarbanes-Oxley Act of 2002.*
(97)	Parker-Hannifin Corporation Clawback Policy, incorporated by reference to Exhibit 97 to Registrant's Form 10-K for the fiscal year ended June 30, 2024 (Commission File No. 1-4982).*
101.INS	The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*
104	Cover page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101).

*   Submitted electronically herewith.

**   Management contracts and compensatory plans or arrangements required to be filed as an exhibit hereto.

Attached as Exhibit 101 to this Annual Report are the following formatted in Inline XBRL (Extensible Business Reporting Language): (i) Consolidated Statement of Income for the years ended June 30, 2025, 2024 and 2023, (ii) Consolidated Statement of Comprehensive Income for the years ended June 30, 2025, 2024 and 2023, (iii) Consolidated Balance Sheet at June 30, 2025 and 2024, (iv) Consolidated Statement of Cash Flows for the years ended June 30, 2025, 2024 and 2023, (v) Consolidated Statement of Equity for the years ended June 30, 2025, 2024 and 2023, and (vi) Notes to Consolidated Financial Statements.

Shareholders may request a copy of any of the exhibits to this Annual Report on Form 10-K by writing to the Secretary, Parker-Hannifin Corporation, 6035 Parkland Boulevard, Cleveland, Ohio 44124-4141.

Individual financial statements and related applicable schedules for the Registrant (separately) have been omitted because the Registrant is primarily an operating company and its subsidiaries are considered to be wholly-owned.

ITEM 16. **Form 10-K Summary.** Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARKER-HANNIFIN CORPORATION

By: /s/ Todd M. Leombruno
_____

Todd M. Leombruno
Executive Vice President and Chief Financial Officer

August 22, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature and Title

JENNIFER A. PARMENTIER, Chairman and Chief Executive Officer; ANGELA R. IVES, Principal Accounting Officer, Director; DENISE RUSSELL FLEMING, Director; LANCE M. FRITZ, Director; LINDA A. HARTY, Director; KEVIN A. LOBO, Director; E. JEAN SAVAGE, Director; JOSEPH SCAMINACE, Director; LAURA K. THOMPSON, Director; JAMES R. VERRIER, Director; and JAMES L. WAINSCOTT, Director.

Date: August 22, 2025

/s/ Todd M. Leombruno
_____

Todd M. Leombruno, Executive Vice President and Chief Financial Officer (Principal Financial Officer and Attorney-in-Fact for the officers and directors signing in the capacities indicated)

Exhibit 31(a)

CERTIFICATIONS

I, Jennifer A. Parmentier, certify that:

1.   I have reviewed this annual report on Form 10-K of Parker-Hannifin Corporation;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.   The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5.   The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: August 22, 2025

/s/ Jennifer A. Parmentier
Jennifer A. Parmentier
Chief Executive Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 31(b)

CERTIFICATIONS

I, Todd M. Leombruno, certify that:

1.   I have reviewed this annual report on Form 10-K of Parker-Hannifin Corporation;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.   The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5.   The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: August 22, 2025

/s/ Todd M. Leombruno
Todd M. Leombruno
Executive Vice President and Chief Financial Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 32

Certification Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
§ 906 of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in connection with the filing of the Annual Report on Form 10-K of Parker-Hannifin Corporation (the "Company") for the fiscal year ended June 30, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certifies, that, to such officer's knowledge:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Dated: August 22, 2025

/s/ Jennifer A. Parmentier
Name: Jennifer A. Parmentier
Title: Chief Executive Officer

/s/ Todd M. Leombruno
Name: Todd M. Leombruno
Title: Executive Vice President and Chief Financial Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]

This Page is Not Part of Parker-Hannifin Corporation's Form 10-K Filing

RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION

To supplement the financial information presented in accordance with U.S. generally accepted accounting principles ("GAAP") in this Annual Report, certain non-GAAP financial measures as defined by the SEC rules are used. The non-GAAP measures included in this Annual Report have been reconciled to the comparable GAAP measures within the tables shown below:

ADJUSTED EBITDA RECONCILIATION
(Unaudited)
(Dollars in millions)

	Twelve Months Ended June 30,	
	2025	**2024**
Net sales	**$ 19,850**	$ 19,930
Net income	**3,532**	2,845
Income taxes	**575**	750
Depreciation and amortization	**907**	927
Interest expense	**409**	506
EBITDA	**$ 5,423**	$ 5,028
Adjustments:		
Business realignment charges	**56**	54
Integration costs to achieve	**22**	38
Gain on sale of buildings	**(24)**	-
Gain on divestitures	**(252)**	(26)
Saegertown incident	**8**	-
Adjusted EBITDA	**$ 5,233**	$ 5,094
EBITDA margin	**27.3%**	25.2%
Adjusted EBITDA margin	**26.4%**	25.6%

ADJUSTED NET INCOME[1] AND ADJUSTED DILUTED EARNINGS PER SHARE RECONCILIATION
(Unaudited)
(Dollars in millions, except per share amounts)

	Twelve Months Ended June 30,			
	2025		**2024**	
	Net Income[1]	**Diluted EPS**	**Net Income[1]**	**Diluted EPS**
As reported	**$ 3,531**	**$ 27.12**	$ 2,844	$ 21.84
Adjustments:				
Acquisition-related intangible asset amortization expense	**553**	**4.25**	578	4.43
Business realignment charges	**56**	**0.43**	54	0.40
Integration costs to achieve	**22**	**0.17**	38	0.30
Gain on sale of buildings	**(24)**	**(0.18)**	-	-
Gain on divestitures	**(252)**	**(1.94)**	(26)	(0.20)
Saegertown incident	**8**	**0.06**	-	-
Tax effect of adjustments[2]	**(120)**	**(0.93)**	(148)	(1.12)
Discrete Tax Benefits[3]	**(215)**	**(1.65)**	(27)	(0.21)
As adjusted	**$ 3,559**	**$ 27.33**	$ 3,313	$ 25.44

ADJUSTED TOTAL SEGMENT OPERATING MARGIN RECONCILIATION
(Unaudited)
(Dollars in millions)

	Twelve Months Ended June 30,	
	2025	**2024**
Net sales	**$ 19,850**	$ 19,930
Total segment operating income	**$ 4,561**	$ 4,287
Adjustments:		
Business realignment charges	**53**	51
Integration costs to achieve	**22**	38
Acquisition-related intangible asset amortization expense	**553**	578
Adjusted total segment operating income	**$ 5,189**	$ 4,954
Total segment operating margin	**23.0%**	21.5%
Adjusted total segment operating margin	**26.1%**	24.9%

[1]Represents net income attributable to common shareholders.

[2]This line item reflects the aggregate tax effect of all non-tax adjustments reflected in the preceding line items of the table. We estimate the tax effect of each adjustment item by applying our overall effective tax rate for continuing operations to the pre-tax amount, unless the nature of the item and/or the tax jurisdiction in which the item has been recorded requires application of a specific tax rate or tax treatment, in which case the tax effect of such item is estimated by applying such specific tax rate or tax treatment.

[3]Fiscal year 2025 relates to a deferred tax adjustment and release of a tax valuation allowance. Fiscal year 2024 reflects a Swiss tax law change which resulted in the recording of a deferred tax asset.

This Page is Not Part of Parker-Hannifin Corporation's Form 10-K Filing

RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION, CONTINUED

ORGANIC SALES GROWTH RECONCILIATION

(Unaudited)

	Twelve Months Ended June 30, 2025
Reported sales growth	**-0.4%**
Currency	-0.2%
Divestitures	-1.5%
Organic sales growth	**1.3%**

These non-GAAP measures are not measures of financial performance under U.S. GAAP and should not be considered as an alternative to the U.S. GAAP measures. Parker-Hannifin's calculation of these non-GAAP measures may not be comparable to the calculations of similarly titled measures reported by other companies.

BOARD OF DIRECTORS

JENNIFER A. PARMENTIER
Chairman of the Board and
Chief Executive Officer
Parker-Hannifin Corporation

DENISE RUSSELL FLEMING
Executive Vice President, Technology and
Global Services and Chief Information Officer
Becton, Dickinson and Company
(medical technologies)

LANCE M. FRITZ
Former Chairman, President and
Chief Executive Officer
Union Pacific Corporation (rail transport)

LINDA A. HARTY
Former Treasurer
Medtronic plc (medical technologies)

KEVIN A. LOBO
Chairman, Chief Executive Officer
and President
Stryker Corporation (medical technologies)

E. JEAN SAVAGE
President and Chief Executive Officer
Trinity Industries, Inc. (rail car products and
services)

JOSEPH SCAMINACE
Former Chairman and Chief Executive Officer
OM Group, Inc. (metal-based specialty
chemicals)

LAURA K. THOMPSON
Former Executive Vice President
and Chief Financial Officer
The Goodyear Tire and Rubber Company
(tire manufacturing)

JAMES R. VERRIER
Former Chief Executive Officer and President
BorgWarner Inc. (powertrain solutions)

JAMES L. WAINSCOTT
Former Chairman, Chief Executive Officer
and President
AK Steel Holding Corporation (steel producer)

BETH A. WOZNIAK
Chair and Chief Executive Officer
nVent Electric plc (electrical connection and
protection solutions)

EXECUTIVE MANAGEMENT

JENNIFER A. PARMENTIER
Chairman of the Board and
Chief Executive Officer

ANDREW D. ROSS
President and Chief Operating Officer

TODD M. LEOMBRUNO
Executive Vice President and
Chief Financial Officer

MARK J. HART
Executive Vice President – Human Resources
and External Affairs

RACHID BENDALI
Vice President and President –
Engineered Materials Group

BEREND BRACHT
Vice President and President –
Motion Systems Group

MARK T. CZAJA
Vice President – Chief Technology and
Innovation Officer

THOMAS C. GENTILE
Vice President – Global Supply Chain

DOUGLAS A. GILBERT
Vice President – Global Sales and Marketing

ANGELA R. IVES
Vice President and Controller

MATTHEW A. JACOBSON
Vice President and President –
Filtration Group

JOSEPH R. LEONTI
Executive Vice President, General Counsel
and Secretary

CANDIDO LIMA
President – Latin America Group

THOMAS OTTAWA
President - Europe, Middle East and Africa
(EMEA) Group

DINU J. PAREL
Vice President – Chief Digital and
Information Officer

JAY P. REIDY
Vice President and President –
Aerospace Group

PATRICK M. SCOTT
Vice President and President –
Fluid Connectors Group

MICHAEL WEE
President – Asia Pacific Group

INVESTOR INFORMATION

ANNUAL MEETING
The 2025 Annual Meeting of Shareholders
will be held on Wednesday, October 22, 2025
at Parker-Hannifin Corporation Global Headquarters
6035 Parkland Blvd., Cleveland, Ohio 44124-4141,
at 9:00 a.m. EDT.

**INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM**
Deloitte & Touche, LLP, Cleveland, Ohio

TRANSFER AGENT & REGISTRAR
Equiniti Trust Company
EQ Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Telephone 800 468 9716
www.shareowneronline.com

STOCK INFORMATION
New York Stock Exchange
Ticker symbol: PH
investors.parker.com

PARKER CORPORATE HEADQUARTERS
Parker-Hannifin Corporation
6035 Parkland Boulevard
Cleveland, Ohio 44124-4141
216 896 3000

INVESTOR CONTACT
JEFF MILLER
Vice President – Investor Relations
216 896 2708
jeffrey.miller@parker.com

Comparison of 5-Year Cumulative Total Return*
Among Parker-Hannifin Corporation, the S&P 500 Index and the
S&P Industrials Index



	2020	2021	2022	2023	2024	2025
Parker-Hannifin Corporation	100.00	170.00	138.26	223.03	293.00	408.78
S&P 500	100.00	140.79	125.85	150.51	187.47	215.89
S&P Industrials	100.00	151.45	131.12	164.12	189.61	233.00

*$100 invested on 6/30/20 in stock or index, including reinvestment of dividends.
  Fiscal year ending June 30.

Copyright© 2025 Standard & Poor's, a division of S&P Global. All rights reserved.

© 2025 PARKER HANNIFIN CORPORATION



PH
LISTED
NYSE



Parker Hannifin Corporation, 6035 Parkland Boulevard, Cleveland, Ohio 44124-4141, 216 896 3000, www.parker.com